As confidentially submitted to the Securities and Exchange Commission on September 16, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Abcam plc

(Exact Name of Registrant as Specified in its Charter)

United Kingdom	2836	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

+44 (0) 1223 696000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Abcam Inc.

1 Kendall Square

Suite B2304

Cambridge, Massachusetts

02139-1517

(888) 772-2226

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ian D. Schuman Nathan Ajiashvili Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Robbie McLaren Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 20 7710-1000	Marcel R. Fausten Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary shares, nominal value of £0.002	$	$

(1)

American depositary shares (“ADSs”) issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each ADS represents              ordinary shares.

(2)	Includes the aggregate offering price of additional ordinary shares, represented by ADSs, that the underwriters have the option to purchase.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

DATED                  , 2020

                American Depositary Shares

Representing                ordinary shares

Abcam plc

This is the initial public offering of Abcam plc in the United States. We are offering American Depositary Shares, or ADSs, with each ADS representing the right to receive                 ordinary shares. We intend to apply to have our ADSs listed on the The Nasdaq Global Select Market (“Nasdaq”) under the symbol “ABCM.”

Our ordinary shares trade on AIM, a market of the London Stock Exchange, under the symbol “ABC.” On                 , 2020, the last reported sale price of our ordinary shares on AIM was £                per ordinary share (equivalent to $                per ADS based on an assumed exchange rate of £1.00 to $1.                ).

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs. See “Risk Factors” beginning on page 22.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

	Price to public	Underwriting discounts and commissions(1)	Proceeds, before expenses, to us
Per ADS	$	$	$
Total	$	$	$

(1)	We refer you to “Underwriters” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than                ADSs, the underwriters have the option to purchase up to an additional                ADSs from us at the initial public offering price. The underwriters may exercise this option at any time within 30 days after the date of the final prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                  , 2020.

MORGAN STANLEY	BOFA SECURITIES

SVB LEERINK

LAZARD	WILLIAM BLAIR

Prospectus dated                  , 2020

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

We are incorporated under the laws of England and Wales. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

i

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “Abcam,” the “Company,” the “Group,” “we,” “us,” “our company” and “our business” refer to Abcam plc, together with its consolidated subsidiaries as a consolidated entity.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as reports by CiteAb, a compiler and provider of citation data to the life science industry that uses its proprietary text mining technology and extensive human validation to search millions of scientific publications, EvaluatePharma, Pharmaprojects, Centers for Medicare and Medicaid Services and Pivotal Scientific.

Our estimates of our addressable market include several key assumptions based on our industry knowledge, industry publications, and third-party research, as well as other surveys. Moreover, these estimates of our addressable market are based on analyzing five specific markets, their current market size value and their estimated growth rates. These markets include: (1) Immunohistochemistry (a type of tissue diagnostic), (2) Tissue Diagnostic, (3) Diagnostic Specialty Antibody Market, (4) Research Antibodies and (5) Therapeutic Antibodies. The information and data we have relied on in determining our estimates is obtained from: (i) MarketsandMarkets; (ii) Grand View Research; (iii) Market Data Forecast; (iv) Market Study Report; (v) Future Market Insight; (vi) Transparency Market Research; (vii) Mordor Intelligence; (viii) Nova One Advisor; (ix) Research and Markets; (x) Biospace; and (xi) Polaris Market Research. While we believe that our internal assumptions are reasonable, the sources we have relied on may be based on a small sample size and may fail to accurately reflect market opportunities. Moreover, no independent source has verified such assumptions, and we did not commission any of the market and industry data presented in this prospectus. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This prospectus includes our audited consolidated financial statements as of and for the fiscal years ended June 30, 2019 and 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We refer to these consolidated financial statements collectively as our “annual consolidated financial statements.” None of our financial statements were prepared in accordance with U.S. GAAP.

Our financial information is presented in pounds sterling. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.2369, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2020. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated. All references in this prospectus to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.

Our fiscal year begins on July 1 and ends on June 30 of the following year. All references to fiscal year 2019 relate to the year ended June 30, 2019 and fiscal year 2020 relate to the year ended June 30, 2020.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ADSs. You should read the entire prospectus carefully, including the “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those consolidated financial statements before making an investment decision.

Overview

We are a global life science company focused on identifying, developing and distributing high-quality reagents and tools for our customers at the forefront of life science research. Our products are used by researchers to study biological pathways, which is critical for scientific research, diagnostics and drug discovery. Our mission is to provide life science researchers with highly validated products and services to advance biological research and achieve their goals faster. We do this by continuously innovating and providing our customers with high-quality tools, together with expert customer support. Our product offering includes an extensive portfolio of antibodies and related protein research tools that are fundamental to our customers’ research and experimental workflow. Our customers are primarily scientists and researchers in academic institutions, research institutes and pharmaceutical, biotechnology and diagnostics companies. Headquartered in Cambridge, United Kingdom, we operate across 15 locations around the world, supported by our world-class team of approximately 1,500 employees, including over 200 with PhDs, and have served customers in over 130 countries.

Our addressable market can be broadly classified into two categories, based on the application of our products and type of customer they serve:

•

Research use only (“RUO”) proteomic tools. We believe the global market for RUO antibodies and reagents is valued at approximately $3 billion as of 2019 and, as of 2019, was expected to grow at around 4% per annum (excluding any impact from COVID). These products include protein binding reagents, such as antibodies and immunoassays, and related reagents. Our research products are used to detect, quantify, visualize and modify proteins in scientific research experiments, which we believe serve as mission critical tools, to enable our customers to develop insights about targets and pathways of interest. Our customers include academic labs for scientific research and clinical labs in pharmaceutical and biotechnology companies. Our catalogue revenue, the substantial majority of which is purchased for RUO, accounted for 93.5% of our total revenue for the fiscal year ended June 30, 2020.

•

Antibody development for clinical application. Antibodies are a critical component in many in vitro diagnostic (“IVD”) assays and can also be used as therapeutic agents for the treatment of diseases, including cancers and immune-related diseases. In recent years, through the custom development of new antibodies and the out-licensing of our existing antibodies to biopharmaceutical and diagnostic companies, we have extended the commercial potential of our products into these markets. The substantial majority of our custom products and licensing revenue (“Custom Products and Licensing revenue”), which includes custom development services, IVD sales and royalty and license income, is generated from these activities, and accounted for 6.5% of our total revenue for the fiscal year ended June 30, 2020.

Life science researchers are increasingly seeking higher quality tools and reagents, which deliver consistent, reproducible results, save time, uncover deeper biological insights and advance their research. We believe customers place their trust in Abcam because of our reputation for providing reliable, highly validated products with market leading specificity and high sensitivity, comprehensive and transparent product data, fast delivery and exceptional customer support. According to CiteAb, our products were cited in approximately half of all life science publications in 2019, and we were the most cited company in approximately 40% of the top 2,000 most studied protein targets as of June 30, 2020.

Figure 1, Information as of June 30, 2020, except as otherwise stated

1)  In the fiscal year ended June 30, 2019

2)  CiteAb, for 2019

We have developed an industry leading innovation platform that is informed by data analytics, research area specialists and the relationships we have built with our customers, all of which enable us to anticipate and align our innovation efforts with our customers’ research priorities. Today, approximately two-thirds of our primary antibody innovation pipeline is driven by our proprietary algorithms that interrogate a wide variety of internal and external data sources, including research literature and our web data, to predict product and market demand, which inform our development efforts. We leverage this data to anticipate which tools researchers will need in the future in order to help advance their research, as well as to identify breakthrough opportunities in areas where there is a lack of high-quality products or where we identify custom opportunities in collaboration with our customers. We believe this capability and, in particular, our unique ability to leverage our extensive proprietary data, provides us with strategic advantage and helps us sustain and extend our position as a market leader within the life science tools market.

We offer a large and differentiated portfolio of approximately 100,000 products with over 300,000 SKUs as of June 30, 2020. Our flexible sourcing model enables us to grow our product offering in line with researchers’ needs. This is achieved by developing and manufacturing in-house products, as well as sourcing products from our original equipment manufacturer (“OEM”) suppliers. We demand high product quality standards from our suppliers, and we enhance the utility of these products for our customers by providing additional data and product validation as well as by making them available through our global distribution platform and customer service. Over the last five years, we have increased focus on the development of in-house products for research areas we expect to have high demand. This focus has seen our proprietary product portfolio grow to represent 51% of our total revenue for the fiscal year ended June 30, 2020, compared to 28% of our total revenue in the fiscal year ended June 30, 2012.

We are continuously expanding our portfolio to provide our customers with additional solutions and further expand within our addressable markets. Utilizing the foundations laid by our innovation platform and strategic acquisitions, our strategy is to leverage our capabilities to continue expansion into adjacencies and more comprehensive product offerings, including primary conjugated antibodies, singleplex and multiplex immunoassays, proteins and edited cell lines. In addition, through partnerships with biopharmaceutical and diagnostic companies, the potential application of our products is being extended into diagnostic and therapeutic markets.

We make our extensive product characterization and validation data available to our customers across our portfolio. This data is sourced by our in-house laboratories, our network of collaborators and independent consumer product reviews. Researchers use this to be able to select the right product for their highly specific needs. Stringent quality control and validation processes are carried out by our global laboratories to check the activity, stability and performance of our products. We are continuing to invest in product validation in order to raise quality standards and differentiate ourselves in the marketplace. For example, our award winning knockout CRISPR gene editing program is one of the most accepted and trusted validation processes for antibody specificity, and we have been recognized for carrying out the largest number of knockout validations for antibodies in the industry, according to CiteAb, who presented us with the award in 2020. Our investment in product validation helps us meet our customers’ increasing demand for higher quality research tools.

Having established one of the first digital platforms in our industry over 20 years ago, our website, search engine optimization and data remain a strategic advantage. As a part of our core strategy, we now aim to build on our position by establishing a highly personalized, cross-platform digital relationship with our customers, wherein we are able to uniquely understand and anticipate their needs. Coupled with greater personalization of the user experience and the creation of a more dynamic and agile content management system, our goal is to provide customers with more relevant products and services to help them achieve their research goals, improve online conversion rates, capture a greater share of business from existing customers and generate business from new customers.

Since 2001, we have sold our products and services to customers in over 130 countries through a variety of channels, including our ecommerce sites, a network of distributors and a targeted field sales team. In the fiscal year ended June 30, 2020, our worldwide customer base consisted of approximately 750,000 life science researchers. As of June 30, 2020, we had seven manufacturing facilities and a global distribution network that enables prompt delivery to our customers, with orders generally shipped within 24 to 48 hours of ordering.

We recorded revenue of £260.0 million, profit for the year of £12.5 million and Adjusted Operating Profit of £44.5 million for the fiscal year ended June 30, 2020. Revenue was broadly flat for the fiscal year ended June 30, 2020, as compared to the same period in the prior year. For the definition of Adjusted Operating Profit and reconciliation of Adjusted Operating Profit to profit for the year, please see “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-IFRS Financial Metrics.”

Large and Growing Addressable Markets

In 2019, we estimated that our capabilities served a total addressable market of approximately $8 billion, which we estimate was comprised of a total addressable market of the research antibody and reagents industry of approximately $3 billion and a total addressable market for the generation of third-party antibodies for diagnostic and therapeutic companies’ applications of approximately $5 billion.

The growing and fragmented proteomic research reagents market currently represents a majority of our sales and is a field where we believe we have established a strong position, with our revenue having grown at a compound annual growth rate (“CAGR”) of 13% over the last six years, compared to an estimated 4% per year long-term growth rate for the proteomics research reagents market. Even as a leader within this market, we believe there is significant headroom for growth, as highlighted by Figure 2 below.

Figure 2

Our Growth Strategies

We aim to support those at the forefront of biological research, and we will continue to capitalize on our platform and competitive strengths as we pursue multiple growth strategies:

Extend Leadership in RUO Antibodies. We are committed to help advance our customers’ research and, in turn, support our market share gains. We seek to do this through the continual addition of product data, knowledge and information that demonstrates performance and increased utility in a broader range of experiments and applications.

This strategy is further enhanced through our focus on in-house proprietary products, including one of the world’s largest portfolios of recombinant rabbit monoclonal antibodies. We continuously innovate to ensure that our portfolio of antibodies is aligned with the targets, research areas and biological pathways in highest demand from our customers.

Remove Innovation Constraints and Launch New Lines. We are developing our innovation capabilities to meet our customers’ needs in adjacent product areas. This enables us to further grow within our addressable markets and at the same time provides us with in-house tools to develop high-quality validated antibodies thereby expanding our product portfolio. Specifically, we are focusing our efforts to expand our portfolio in:

•

Antibody-Derived Products for High Value, High Growth Markets. We intend to extend the range of products derived from our catalogue of in-house primary antibodies, including primary antibody conjugates, antibody pairs, our SimpleStep singleplex assays and our in-house Fireplex multiplex products.

•

Complementary Product Areas that Simultaneously Enable Faster Antibody Innovation. These product areas include launching a portfolio of highly validated bioactive proteins, as well as a portfolio of disease relevant edited cell lines and associated cell lysates.

•

Third-Party Instrumentation Platforms and Multiplex Partners. Our focus is to partner with third parties developing either novel platforms or upgrading their existing platforms to address novel biomarkers and help them develop the right content to offer their users (antibodies and other protein reagents).

Be a Leading Discovery Partner for Biopharmaceutical Organizations. Our in-house proprietary product portfolio allows us to have greater flexibility in customizing products to our customers’ specification and needs. We believe this will continue to help us to bring innovative solutions to our global strategic customers in the diagnostic and biopharmaceutical markets, leading to increased opportunities for custom services, partnerships, and collaborations.

Be a Leading Digital Company. Our goal is to significantly enhance our digital channel by establishing a highly personalized digital relationship with our customers, which will be device agnostic, cloud based and driven by artificial intelligence. We believe this will help us to uniquely understand and anticipate researchers’ needs and therefore, capture greater market share from existing customers and generate business from new customers. Our web search position is influenced by a combination of organic web searches by users and some paid advertisements, which drive traffic into our website.

Remove Scalability Constraints and Sustain Value. Our objective is to strengthen our teams, systems and infrastructure while driving operational efficiency. We are focused on increasing our manufacturing capacity, increasing automation at process bottlenecks and optimizing our global network and procurement functions. We are also transforming our systems and processes by implementing Oracle Cloud enterprise resource planning (“ERP”) and other software solutions to replace legacy information technology (“IT”) systems. We also seek to expand our operations in multiple high growth regions, such as China. Additionally, in certain markets where we currently rely on distributors and see growth potential, we intend to explore direct distribution opportunities to enhance our offering and expand our customer base.

Selectively Pursue Acquisitions. We have a strong track record of successfully identifying, completing and integrating strategic acquisitions and investments. Our strong brand, broad platform, global infrastructure and diversified customer base has allowed us to generate growth and operating leverage through acquisitions. We intend to continue to pursue opportunistic acquisitions in our existing and adjacent customer segments to accelerate our growth, expand geographic coverage and augment our capabilities and workflow solutions.

Our Competitive Strengths

Our customer-centric business model, combined with our product innovation capabilities and deep understanding of our customers’ needs, allows us to differentiate ourselves in the marketplace and is at the core of our competitive advantage. We believe the following competitive strengths provide the foundation for our position as a partner of choice for mission critical products and services to our customers.

Brand Leadership in Research Use Antibodies. We have established ourselves as a leading brand in research use antibodies, driven by high-quality, reliable products combined with extensive and transparent product data and excellent customer service. Our citations have shown consistent growth year over year since 2010 as demonstrated by Figure 3 below, which we believe demonstrates our influence within the research community. This is because the scientific community faces two key issues: the inability to reproduce experiments efficiently and wasted funds due to purchasing the wrong product. To combat these issues, life scientists rely on citations in peer-reviewed literature to find the most appropriate product for their research and to help reproduce their results. Our antibodies are increasingly cited in peer-reviewed literature, making us more visible to the life sciences research community and increasing the chances that researchers will choose our antibodies. Thus, we believe that as our products have been cited in an increasing number of research publications, our influence within the research community has grown. In addition, we believe that this increase in citations serves as an inherent recurring marketing tool to help sustain our leadership position within the antibodies market.

Figure 3, Source: CiteAb, 2019

Customer-Centric, Data Driven Model

Leading Digital Presence. As one of the first companies to provide a digital platform for antibodies and reagents, we believe our first mover advantage combined with the provision of extensive and transparent product validation data and search engine optimization has led to leading global traffic on our website over time. In the last three fiscal years ended June 30, 2020, the total number of sessions on our website has grown by more than 30%, with over one million user interactions on our website per month for the fiscal year ended June 30, 2019. A “session” on our website includes page views, ecommerce transactions or other interactions, and we monitor “sessions” to measure the volume of traffic to our website, which is strongly correlated to sales. In June 2020, we maintained the leading web search position for 10,000 of the top primary antibody search terms, appearing on the first page and at the top of users’ search results in approximately one-third of searches, compared to less than 20% for our next closest competitor, according to our internal data. We believe that the significance of “appearing first” in search results means that we are likely to experience greater traffic to our website, which may lead to greater brand recognition and increased sales. Our web search position is influenced by a combination of organic web searches by users and some paid advertisements, which drive traffic into our website.

Data Driven. Our web traffic data, combined with our ability to collect, analyze and interpret customer data, provides us unique insight into the needs of our customers. This in turn enables us to customize our engagement with customers and deliver more relevant, targeted marketing media, with the goal of improving the customer experience.

Differentiated Product Innovation Platform. Today, approximately two-thirds of our primary antibody innovation pipeline is largely driven by data algorithms that are able to analyze market demand and interrogate research literature to help us anticipate which tools researchers will need in the future. The balance is focused on breakthrough innovation opportunities in areas where there are either few or no tools that currently exist for scientific research. We innovate by means of our in-house development efforts, we create new products for partners through our custom solutions teams, and through our channel we help to accelerate the market acceptance and growth of promising, high-quality third-party products to complement our own product offerings.

Product Quality and Customer Service Drives Customer Loyalty. The success of our customers’ work, from basic research to translational science, diagnostics and therapeutic clinical programs, requires rigorous product quality, performance and reliability. We continue to drive our quality standards through a variety of internal initiatives, including extensive product quality assurance programs, manufacturing processes that increase the reliability and consistency of our product performance, notably recombinant antibody production, and ongoing quality management of third-party products offered through our platform. While most of our products are sold as RUO reagents, the high quality of our products allows us to support antibody and assay development for use across the IVD sector, from laboratory-developed tests and rapid assay platforms through to companion diagnostics and clinical trials.

Large, Differentiated Product Offering. We offer an extensive portfolio of antibodies and related protein research reagents that enables us to serve life scientists studying a wide range of research areas. As of June 30, 2020, we offered approximately 100,000 products on our customer website, totaling over 300,000 SKUs. We also offer custom services to certain of our customers seeking access to novel, high-quality and personalized solutions to support the development of specific diagnostic and therapeutic applications. Since 2013, we have undertaken more than 2,000 custom projects with our pharmaceutical and diagnostic partners.

Global Scale, Strategic Locations and Specialized Infrastructure. Since 2001, we have sold our products and services to customers in over 130 countries. We have seven manufacturing facilities and seven distribution centers strategically located across four continents to serve many of the largest clusters of life science research hubs, which enhances supply chain efficiency. Additionally, we have a multi-channel commercial presence through our digital platform, on-ground global sales teams, industry conferences and other events. Our customer and scientific support teams provide highly specialized assistance to ensure that our customers are supported through their research.

Resilient and Growing End Markets and Attractive Financial Profile. We serve the life science research markets, which are supported by significant funding and capital investments from both public and private institutions. We expect the convergence of multiple industry trends to underlie continued growth in our sector, including an increasing global demand for healthcare and strong funding support for biomedical research. Furthermore, while our products are critical to basic research and development, our products often represent a small percentage of the overall cost of our customers’ workflow. Additionally, most of our products are consumable in nature and once established in the marketplace, the demand tends to be stable. We have an attractive business model due to our resilient revenue base (which grew at a CAGR of 13% from 2013 to 2019), high product margins and strong cash flow generation.

Strong Leadership and Global Team with Proven Ability to Execute. Our management team has a proven track record of delivering business growth, executing on investment plans, driving continuous and material improvement of our global enterprise and generating high returns on capital. Our management team is supported by approximately 1,500 employees around the world, including over 200 with PhDs, who have extensive scientific and commercial experience and enable us to provide our customers with tailored expertise and service.

Risk Factors

Investing in our ADSs involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ADSs. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our ADSs would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•

a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains;

•	challenges in implementing our strategies for revenue growth in light of competitive challenges;

•	developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive;

•	failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire;

•	if our customers discontinue or spend less on research, development, production or other scientific endeavors;

•	failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs;

•	cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions;

•	failing to successfully manage our current and potential future growth;

•	any significant interruptions in our operations;

•	if our products fail to satisfy applicable quality criteria, specifications and performance standards;

•	failing to maintain our brand and reputation;

•	our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and

•

as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our ADSs.

Corporate Structure

The following diagram illustrates our corporate structure immediately following the consummation of this offering (assuming the underwriters do not exercise their option to purchase additional ADSs in full):

Corporate Information

We were incorporated as a private limited company with the legal name Tayvin 103 Limited under the laws of England and Wales on February 12, 1998 with the company number 03509322. On March 26, 1998, we changed our company name to Abcam Limited, and on October 26, 2005, we re-registered as a public listed company with the name Abcam plc. Our principal office is located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, United Kingdom, CB2 0AX, and our telephone number is +(44) 1223 696000. Since 2005, our ordinary shares have traded on the AIM market of the London Stock Exchange, under the symbol “ABC.” Our website address is www.abcam.com. The information contained on, or that can be accessed from, our website does not form part of this prospectus. Our agent for service of process in the United States is Abcam Inc., 1 Kendall Square, Suite B2304 Cambridge, Massachusetts 02139-1517, United States of America.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These provisions include:

•	an exemption to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•	reduced executive compensation disclosure; and

•

an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the assessment of the emerging growth company’s internal control over financial reporting (which generally would otherwise be applicable for a non-emerging growth company commencing with its second annual report on Form 20-F following the completion of its initial public offering).

We may choose to take advantage of some but not all of these reduced reporting burdens.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual revenue of at least $1.07 billion;

•	the last day of our fiscal year following the fifth anniversary of the closing of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•

the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

In addition, upon the closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the rules that allow us to follow the laws of the United Kingdom for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

•	the majority of our executive officers or directors are U.S. citizens or residents;

•	more than 50% of our assets are located in the United States; or

•	our business is administered principally in the United States.

THE OFFERING

ADSs offered by us	ADSs, each representing ordinary shares.

Option to purchase additional ADSs	We have granted the underwriters an option to purchase up to additional ADSs from us within 30 days of the date of this prospectus.

Ordinary shares to be outstanding after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs from us in full).

American Depositary Shares	The underwriters will deliver ADSs representing our ordinary shares. Each ADS represents of our ordinary shares.

As an ADS holder, we will not treat you as one of our shareholders. The depositary, Citibank, N.A., will be the holder of the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs thereunder. You may surrender your ADSs to the depositary and withdraw the underlying ordinary shares pursuant to the limitations set forth in the deposit agreement. The depositary will charge you fees for, among other items, any such surrender for the purpose of withdrawal. As described in the deposit agreement, we and the depositary may amend or terminate the deposit agreement without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

Depositary	Citibank, N.A.

Custodian	Citibank, N.A. (London)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional ADSs from us in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $ per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £ on , 2020 (based on an assumed exchange rate of £1.00 to $1. ).

The principal purposes of this offering are to obtain additional working capital, to create a public market for our ADSs and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for working capital, general corporate purposes and to fund incremental growth, including for possible acquisitions. See “Use of Proceeds.”

Dividend policy	In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Listing	We intend to apply to list our ADSs on Nasdaq under the symbol “ABCM.”

AIM trading symbol	“ABC”

The number of our ordinary shares to be outstanding after this offering is based on              ordinary shares outstanding as of                     , 2020 and excludes:

•	ordinary shares issuable upon the exercise of options outstanding under our equity incentive plans as of , 2020 at a weighted average exercise price of $ per share; and

•	ordinary shares reserved for future issuance under our equity incentive plans as described in “Management—Equity Compensation Arrangements.”

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	no exercise of the outstanding options described above after , 2020; and

•	no exercise by the underwriters of their option to purchase up to additional ADSs in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The following summary historical consolidated financial data as of and for the years ended June 30, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

We maintain our books and records in pounds sterling, and we prepare our financial statements in accordance with IFRS as issued by the IASB. We report our financial results in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts in the tables below as of June 30, 2020 and for the year ended June 30, 2020 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2020, which was £1.00 to $1.2369. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

	Fiscal Year Ended June 30,
	2019	2020	2020
	(in millions, except per share data)
Consolidated Income Statement:
Revenue	£259.9	£260.0	$321.6
Cost of sales	(76.7)	(79.8)	(98.7)

Gross profit	183.2	180.2	222.9

Selling, general and administrative expenses
Before exceptional items and amortization of acquisition intangibles	(88.9)	(118.3)	(146.3)
Exceptional items and amortization of acquisition intangibles	(23.2)	(13.1)	(16.2)
Research and development expenses
Before exceptional items and amortization of acquisition intangibles	(10.7)	(17.4)	(21.5)
Exceptional items and amortization of acquisition intangibles	(4.3)	(20.9)	(25.9)

Operating profit	56.1	10.5	13.0
Finance income	0.6	0.7	0.9
Finance costs	(0.3)	(2.8)	(3.5)

Profit before tax	56.4	8.4	10.4

Tax (charge) / credit	(11.4)	4.1	5.1

Profit for the year	£45.0	£12.5	$15.5

Basic earnings per share	£0.220	£0.060	$0.074
Diluted earnings per share	£0.218	£0.060	$0.074
Weighted average ordinary shares for the purposes of basic earnings per share	204.9	207.6	207.6
Weighted average ordinary shares for the purposes of diluted earnings per share	206.7	209.6	209.6

	Fiscal Year Ended June 30,
	2019	2020	2020
	(in millions)
Consolidated Cash Flow Statement:
Net cash inflow from operating activities	£70.2	£63.0	$77.9
Net cash outflow from investing activities	(49.9)	(148.1)	(183.2)
Net cash (outflow) / inflow from financing activities	(24.7)	184.6	228.3
(Decrease)/increase in cash and cash equivalents	(4.4)	99.5	123.1

	Fiscal Year Ended June 30,
	2019	2020	2020
	(in millions, except as otherwise stated)
Other Data(1):
Total CER revenue growth(2)	—	(1.4)%	(1.4)%
Free Cash Flow(2)	£34.3	£19.0	$23.5
Adjusted Operating Profit(2)	£83.6	£44.5	$55.0
Adjusted Operating Profit Margin(2)	32.2%	17.1%	17.1%
Return on Capital Employed (“ROCE”)(2)	20.8%	6.8%	6.8%
Adjusted Diluted earnings per share(2)	£0.326	£0.166	$0.205

	As of June 30, 2020
	Actual		As Adjusted(3)
	(in millions)
Consolidated Balance Sheet items:
Cash and cash equivalents	£187.3	$231.7	£	$
Total assets	811.4	1,003.6
Total liabilities	(308.8)	(382.0)
Share capital and share premium account	138.6	171.4
Retained earnings	255.7	316.3
Total equity attributable to the equity shareholders of the parent	502.6	621.7

(1)

See the definitions of key operating and financial metrics in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Performance and Financial Condition.”

(2)

Total CER revenue growth, Free Cash Flow, Adjusted Operating Profit, Adjusted Operating Profit Margin, ROCE and Adjusted Diluted earnings per share are supplemental measures of our performance that are not required by, or presented in accordance with, IFRS. These measures should not be considered as alternatives to profit for the year as measures of financial performance. See “—Non-IFRS Financial Measures” for more information.

(3)

As Adjusted to give effect to the sale by us of             ordinary shares at a public offering price of $             per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £            on                     , 2020 (based on an assumed exchange rate of £1.00 to $1.            ), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, profit before tax and other results under IFRS, we assess our performance using a number of financial measures that are not defined under IFRS. We use Total CER revenue growth, Free Cash Flow, Adjusted Operating Profit, Adjusted Operating Profit Margin, ROCE and Adjusted Diluted earnings per share, each of which is described below, to evaluate our business, and we have included these non-IFRS financial measures in this prospectus because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team. These non-IFRS performance measures exclude certain cash and non-cash items that we believe are not reflective of the normal course of our business. Our calculation of these non-IFRS financial measures may differ from similarly titled non-IFRS measures, if any, reported by other companies. These non-IFRS financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with IFRS.

Total CER Revenue Growth

Total CER revenue growth is our total revenue growth from one fiscal year to the next on a constant exchange rate basis. We measure CER revenue growth by applying the prior fiscal year’s actual exchange rates for each month to the current fiscal year’s equivalent monthly results. We use this measure to identify the relative year-on-year performance of the business by removing the impact of currency movements that are outside of management’s control. Total CER revenue growth is included in this prospectus because it is a key metric used internally to assess our financial performance. We also believe that Total CER revenue growth is useful to investors, analysts and others in assessing our performance. Management believes that Total CER revenue growth is an appropriate measure of operating performance because it eliminates the impact of currency movements.

Total CER revenue growth is not an IFRS measure of our financial performance and should not be considered as an alternative to profit for the year as a measure of financial performance or as an alternative to any other performance measure derived in accordance with IFRS. Total CER revenue growth should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using Total CER revenue growth as a supplemental measure. Our measure of Total CER revenue growth is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of revenue, the most directly comparable IFRS financial measure, to Total CER revenue growth for the periods indicated:

	Fiscal Year Ended June 30,
	2020	2020
	(in millions)
Fiscal year ended June 30, 2019 revenue	£259.9	$321.5
Fiscal year ended June 30, 2020 revenue at actual exchange rates	260.0	321.6
Effect of foreign exchange	(3.7)	(4.6)
Fiscal year ended June 30, 2020 revenue at prior year’s exchange rates	256.3	317.0

Total CER revenue growth	(1.4)%	(1.4)%

Free Cash Flow

Free Cash Flow is net cash inflow from operating activities less net capital expenditure, transfer of cash from/(to) escrow in respect of future capital expenditure and the principal and interest elements of lease obligations. Free Cash Flow provides an indication of the amount of cash available for discretionary investing or financing after removing capital related items. Free Cash Flow is included in this prospectus because it is a key metric used internally to measure our liquidity. We also believe that Free Cash Flow is useful to investors, analysts and others in assessing our liquidity.

Free Cash Flow is not an IFRS measure of our financial performance and should not be considered as an alternative to net cash inflow from operations as a measure of liquidity, or as an alternative to any other performance measure derived in accordance with IFRS. Free Cash Flow should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using Free Cash Flow as a supplemental measure. Our measure of Free Cash Flow is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of net cash inflow from operating activities, the most directly comparable IFRS financial measure, to Free Cash Flow for the periods indicated:

	Fiscal Year Ended June 30,
	2019	2020	2020
	(in millions)
Net cash inflow from operating activities	£70.2	£63.0	$77.9
Purchase of property, plant and equipment	(17.7)	(12.7)	(15.7)
Purchase of intangible assets	(22.7)	(23.0)	(28.4)
Transfer of cash from / (to) escrow in respect of future capital expenditure	4.5	(0.6)	(0.7)
Principal element of lease obligations	—	(6.8)	(8.4)
Interest element of lease obligations	—	(0.9)	(1.1)

Free Cash Flow	£34.3	£19.0	$23.5

Adjusted Operating Profit

We define Adjusted Operating Profit as profit for the year before taking account of finance income, finance costs, tax, exceptional items and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from year to year. Exceptional items currently consist of the impairment of intangible assets, systems and process improvement costs, acquisition costs, integration and reorganization costs and amortization of acquisition intangibles. Adjusted Operating Profit is included in this prospectus because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Operating Profit is useful to investors, analysts and others in assessing our performance. We believe that disclosing Adjusted Operating Profit enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from year to year. Management believes that Adjusted Operating Profit is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted Operating Profit is not an IFRS measure of our financial performance and should not be considered as an alternative to profit for the year, or as an alternative to any other performance measure derived in accordance with IFRS. Adjusted Operating Profit should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using Adjusted Operating Profit as a supplemental measure. Our measure of Adjusted Operating Profit is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of profit for the year, the most directly comparable IFRS financial measure, to Adjusted Operating Profit for the periods indicated:

	Fiscal Year Ended June 30,
	2019	2020	2020
	(in millions)
Profit for the year	£45.0	£12.5	$15.5
Tax charge / (credit)	11.4	(4.1)	(5.2)
Finance income	(0.6)	(0.7)	(0.9)
Finance costs	0.3	2.8	3.5
Impairment of intangible assets(a)	12.8	14.9	18.4
System and process improvement costs(b)	4.5	4.3	5.3
Acquisition costs(c)	—	4.1	5.1
Integration and reorganization costs(d)	3.7	2.1	2.6
Amortization of acquisition intangibles(e)	6.5	8.6	10.6

Adjusted Operating Profit	£83.6	£44.5	$55.0

(a)

For the fiscal year ended June 30, 2020, this consisted of the full impairment of the acquisition intangible in respect of an in vitro monoclonal antibody production technology that we acquired from AxioMX, Inc. in 2015 and subsequent post acquisition expenditure, which arose following an appraisal of the ability to utilize this technology at scale. Although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. For the fiscal year ended June 30, 2019, this consisted of an impairment of software assets under construction as a result of changes in the scope and nature of the ERP program and the corresponding usability of historical work performed on certain outstanding modules.

(b)	Consisted of costs of our ERP program implementation that do not qualify for capitalization.
(c)

Consisted of legal and other professional fees associated with our acquisition of the proteomics and immunology businesses of Expedeon AG (the “Expedeon Acquisition”), as well as agreed settlements of Expedeon employee share incentive schemes.

(d)

For the fiscal year ended June 30, 2020, this related partly to the integration of the acquired Expedeon business, which consisted mainly of retention and severance costs as well as employee backfill costs for those involved in the integration and consultancy costs, and reorganization costs in respect of alignment of our operational structure and geographical footprint to our strategic goals. For the fiscal year ended June 30, 2019, the reorganization costs consisted of those associated with our new headquarters, including depreciation of assets not yet brought into use prior to occupation of the building.

(e)

Consisted of amortization of acquisition intangibles included within research and development expenses of £6.0 million and £4.3 million for the fiscal years ended June 30, 2020 and 2019, respectively, with the remaining £2.6 million and £2.2 million over the same respective periods included within selling, general and administrative expenses.

Return On Capital Employed (“ROCE”)

We define ROCE as Adjusted Operating Profit divided by capital employed, which is defined as total assets less current liabilities. We believe that ROCE is a key tool in measuring our financial efficiency and ability to create future growth in value. We attempt to maintain ROCE at a level well above our estimated cost of capital. ROCE is included in this prospectus because it is a key metric used internally to assess our financial performance. We also believe that ROCE is useful to investors, analysts and others in assessing our performance.

ROCE is not an IFRS measure of our financial performance and should not be considered as an alternative to profit for the year or as an alternative to any other performance measure derived in accordance with IFRS.

ROCE should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using ROCE as a supplemental measure. Our measure of ROCE is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of profit for the year, the most directly comparable IFRS financial measure, to ROCE for the periods indicated:

	Fiscal Year Ended June 30,
	2019	2020	2020
	(in millions)
Profit for the year	£45.0	£12.5	$15.5
Tax charge / (credit)	11.4	(4.1)	(5.2)
Finance income	(0.6)	(0.7)	(0.9)
Finance costs	0.3	2.8	3.5
Impairment of intangible assets(a)	12.8	14.9	18.4
System and process improvement costs(b)	4.5	4.3	5.3
Acquisition costs(c)	—	4.1	5.1
Integration and reorganization costs(d)	3.7	2.1	2.6
Amortization of acquisition intangibles(e)	6.5	8.6	10.6

Adjusted Operating Profit	£83.6	£44.5	$55.0

Total assets	446.7	811.4	1,003.6
Current liabilities	(45.3)	(159.6)	(197.4)

Capital employed	£401.4	£651.8	$806.2

ROCE	20.8%	6.8%	6.8%

(a)

For the fiscal year ended June 30, 2020, this consisted of the full impairment of the acquisition intangible in respect of an in vitro monoclonal antibody production technology that we acquired from AxioMX, Inc. in 2015 and subsequent post acquisition expenditure, which arose following an appraisal of the ability to utilize this technology at scale. Although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. For the fiscal year ended June 30, 2019, this consisted of an impairment of software assets under construction as a result of changes in the scope and nature of the ERP program and the corresponding usability of historical work performed on certain outstanding modules.

(b)	Consisted of costs of our ERP program implementation that do not qualify for capitalization.
(c)	Consisted of legal and other professional fees associated with the acquisition of Expedeon as well as agreed settlements of Expedeon employee share incentive schemes.
(d)

For the fiscal year ended June 30, 2020, this related partly to the integration of the acquired Expedeon business, which consisted mainly of retention and severance costs as well as employee backfill costs for those involved in the integration and consultancy costs, and reorganization costs in respect of alignment of our operational structure and geographical footprint to our strategic goals. For the fiscal year ended June 30, 2019, the reorganization costs consisted of those associated with our new headquarters, including depreciation of assets not yet brought into use prior to occupation of the building.

(e)

Consisted of amortization of acquisition intangibles included within research and development expenses of £6.0 million and £4.3 million for the fiscal years ended June 30, 2020 and 2019, respectively, with the remaining £2.6 million and £2.2 million over the same respective periods included within selling, general and administrative expenses.

Adjusted Diluted earnings per share

We define Adjusted Diluted earnings per share as Adjusted profit for the year divided by the weighted average number of ordinary shares for the purposes of diluted earnings per share. Adjusted profit for the year used in this calculation is defined as profit for the year less system and process improvement costs, costs associated with our new headquarters including depreciation of assets not yet brought into use prior to occupation of the building, acquisition costs, integration and reorganization costs, impairment of software assets, amortization of acquisition intangibles, the tax effect of these items and the net tax effect of new U.S. tax legislation. Adjusted Diluted earnings per share is calculated with an adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. We use Adjusted Diluted earnings per share to measure underlying profitability and to reflect the other adjusted performance measures used.

Adjusted Diluted earnings per share is included in this prospectus because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Diluted earnings per share is useful to investors, analysts and others in assessing our performance. Management believes that Adjusted Diluted earnings per share is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Adjusted Diluted earnings per share has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for earnings per share measures prepared in accordance with IFRS. Adjusted Diluted earnings per share may not be comparable to other similarly titled metrics of others.

The following table presents a reconciliation of profit for the year, the most directly comparable IFRS financial measure, to Adjusted profit for the year for the periods indicated, which is used in the calculation of Adjusted Diluted earnings per share:

	Fiscal Year Ended June 30,
	2019	2020	2020
	(in millions, except as otherwise stated)
Profit for the year	£45.0	£12.5	$15.5

Weighted average ordinary shares for the purposes of diluted earnings per share	206.7	209.6	209.6

Diluted earnings per share	£0.218	£0.060	$0.074

Profit for the year	£45.0	£12.5	$15.5
Impairment of intangible assets(a)	12.8	14.9	18.4
System and process improvement costs(b)	4.5	4.3	5.3
Acquisition costs(c)	—	4.1	5.1
Integration and reorganization costs(d)	3.7	2.1	2.6
Amortization of acquisition intangibles(e)	6.5	8.6	10.6
Tax effect of items (a), (b), (c), (d) and (e)	(5.3)	(7.2)	(8.9)
Tax credit arising from “patent box” claims(f)	—	(4.6)	(5.7)
Net tax effect of new U.S. tax legislation	0.2	—	—

Adjusted profit for the year	£67.4	£34.7	$42.9

Weighted average ordinary shares for the purposes of diluted earnings per share	206.7	209.6	209.6

Adjusted Diluted earnings per share	£0.326	£0.166	$0.205

(a)

For the fiscal year ended June 30, 2020, this consisted of the full impairment of the acquisition intangible in respect of an in vitro monoclonal antibody production technology that we acquired from AxioMX, Inc. in

2015 and subsequent post acquisition expenditure, which arose following an appraisal of the ability to utilize this technology at scale. Although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. For the fiscal year ended June 30, 2019, this consisted of an impairment of software assets under construction as a result of changes in the scope and nature of the ERP program and the corresponding usability of historical work performed on certain outstanding modules.
(b)	Consisted of costs of our ERP program implementation that do not qualify for capitalization.
(c)	Consisted of legal and other professional fees associated with the acquisition of Expedeon as well as agreed settlements of Expedeon employee share incentive schemes.
(d)

For the fiscal year ended June 30, 2020, this related partly to the integration of the acquired Expedeon business, which consisted mainly of retention and severance costs as well as employee backfill costs for those involved in the integration and consultancy costs, and reorganization costs in respect of alignment of our operational structure and geographical footprint to our strategic goals. For the fiscal year ended June 30, 2019, the reorganization costs consisted of those associated with our new headquarters, including depreciation of assets not yet brought into use prior to occupation of the building.

(e)

Consisted of amortization of acquisition intangibles included within research and development expenses of £6.0 million and £4.3 million for the fiscal years ended June 30, 2020 and 2019, respectively, with the remaining £2.6 million and £2.2 million over the same respective periods included within selling, general and administrative expenses.

(f)

Consisted of a credit for historical periods in respect of the initial recognition of benefit from the lower rate of tax applied to profits on patented income under HMRC’s “patent box” regime following successful registration of patents during the year.

RISK FACTORS

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainty described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding to invest in our ADSs. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to our Business and Industry

A regional or global health pandemic, including COVID-19, could severely affect our business, operating results and financial condition due to impacts on our operations and supply chains, as well as actions taken to contain the disease or treat its impact and the speed and extent of the recovery.

We engage in business globally, which subjects us to a number of unpredictable or unexpected risks and factors outside our control, including risks associated with public health crises such as epidemics and pandemics. In December 2019, a novel coronavirus (SARS-CoV-2) was reported and in March 2020, the World Health Organization (“WHO”) characterized the COVID-19 outbreak as a pandemic. The COVID-19 pandemic has adversely affected global economies, financial markets and the overall environment in which we do business, and the extent to which it may impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic is adversely affecting, and is expected to continue to adversely affect, elements of our business (including elements of our operations, supply chains and distribution systems) as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Many employers in our primary locations of business, including the United States, United Kingdom and China, temporarily closed sites and required their employees to work from home or not work at all. These site closures included some of our customers’ labs, which have caused and may continue to cause customers to delay or forego purchases of our products. During the pandemic, we have experienced significant and unpredictable reductions or increases in demand for certain of our products and may continue to experience such unpredictability in the future. Further, as the research community began to focus on COVID-19, other types of research were put on hold, which resulted in many of our customers’ research labs being forced to temporarily shut down or to operate at reduced capacity. As a substantial majority of our catalogue revenue is purchased for research use only, these shutdowns and reductions in capacity have negatively impacted the global demand for our products, which has resulted in a decrease in revenue. We also saw a reduction in demand due to the ongoing COVID-19 pandemic, particularly in North America where the number of COVID-19 cases is rising in several states with large research lab demand. While many of our customers’ labs have reopened, such labs may be required to continue to operate at reduced capacity, and there can be no assurance that our customers will not be subject to further shutdowns or reductions in capacity in the future, which could have a material adverse effect on our business and results of operations. As the impact of the COVID-19 pandemic remains uncertain, we may continue to experience decreased sales activity.

In an effort to halt the outbreak of COVID-19, many countries throughout the world have placed significant restrictions on travel, and many jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to support our operations and customers, the ability of our employees to get to their workplaces to produce products and provide services and the availability of materials for production of our products, as well as significantly hinder or increase the costs associated with our products from moving through the supply chain. Due to uncertainties that will be dictated by the length of time that the COVID-19 pandemic and related disruptions continue, there can be no assurance that our operations will not continue to be adversely impacted.

During the COVID-19 pandemic, we asked that all employees who are able to do so work remotely, and it is possible that widespread remote work arrangements could have a negative impact on our operations, the execution of our business plans and productivity and availability of key personnel and other employees necessary to conduct our business, and of third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, IT security and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

Further, in connection with the global COVID-19 pandemic and in an effort to increase the wider availability of needed medical and other supplies and products, we may elect to, or governments may require us to (for example pursuant to the U.S. Defense Production Act), allocate our products in a way that adversely affects our regular operations and financial results, results in differential treatment of customers and/or adversely affects our reputation and customer relationships. Although we do not currently elect to, nor have we been required to, allocate our products in this way, there can be no assurance that we will not have to allocate our products in this way in the future. In addition, unpredictable increases in demand for certain of our products could exceed our capacity to meet such demand, which could adversely affect our financial results and customer relationships and result in negative publicity.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, suppliers and partners. Such impact on our business, cash flows and/or financial condition, and results of operations could be material.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We may face challenges in implementing our strategies for revenue growth in light of competitive challenges.

We face significant competition from a diverse and fragmented base of competitors, many of whom focus on specific regions, customers and/or specific product segments. Competitors range from smaller, specialized companies, which may be able to more quickly respond to customers’ specific needs, to large multinational companies who provide a full suite of products to research labs, which may have greater financial, marketing, operational and research and development resources than we do. Such greater resources may allow our competitors to respond more effectively with new, alternative or emerging technologies. In addition, consolidation trends in the pharmaceutical, biotechnology and diagnostics industries have created concentrated purchasing decisions for some customers, resulting in increased pricing pressure on us. Moreover, customers may believe that consolidated businesses are better able to compete as sole-source vendors and therefore, prefer to purchase from such businesses. New procurement channels, such as e-procurement and aggregators, may prove more attractive to customers through better delivery of products or blocking other channels where we have strength, and a failure by us to sufficiently engage and participate in these channels may lead to a loss of customer relationships. Failure to anticipate and respond to our competitors’ actions may impact our future sales and earnings, in particular failure to react to competitors strengthening their brand, marketing or customer experience may negatively impact our ability to attract and retain customers.

We are pursuing a number of strategies to maintain and improve our revenue growth, including:

•	increase usage of our RUO antibodies and grow sales over time;

•	grow our product portfolio and expand within adjacent markets;

•	expand our product offering for diagnostic and biopharmaceutical companies;

•	enhance our digital platform and online presence;

•	strengthen our teams, systems and infrastructure to support our growth;

•	selectively pursue strategic acquisitions; and

•	continuing to produce high-quality innovative tools and solutions for our customers.

We may not be able to successfully implement these strategies, and these strategies may not result in the expected growth of our business. Failure to anticipate and respond to our competitors’ actions may adversely affect our business, financial condition and results of operations.

We must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive.

We sell our products in industries that are characterized by significant technological changes, frequent new product and technology introductions and enhancements and evolving industry standards. As a result, our customers’ needs continue to evolve. If we do not appropriately innovate and invest in new products or technologies, our product offerings may become less desirable in the markets we serve, and our customers could move to new technologies offered by our competitors or even choose to make products themselves. Though we believe customers in our markets display a significant amount of loyalty to a particular product, we also believe that because of the initial time investment required by many of our customers to reach a purchasing decision for a new product, it may be difficult to regain that customer once the customer purchases a product from a competitor. In order to maintain positive relationships with and maintain the trust of our customers, it is crucial that we are able to continue to innovate and create new products that directly support our customers’ research goals in a cost effective, timely and efficient manner. If our competitors are able react more directly and effectively to a customer’s specific demand, this could harm our ability to retain our customers, even if we manufacture a product that is responsive to their needs. There is also a risk that we may invest significant amounts of time and resources into a new product or product enhancement that fails to meet our high quality standards or does not perform in the way that was intended, which could adversely affect our business. Without the timely introduction of new products, services and enhancements to existing products or adequately meeting the changing demands of the industry, our offerings will likely become less competitive over time, in which case our competitive position, sales and operating results could suffer. Further, if a competitor were able to create a product or service that either eliminated or reduced the need for RUO antibodies and the related tools and solutions, or if there were an innovative development in the industry that made the use of antibodies no longer necessary for life science research, this could have a material adverse effect on our business and results of operations. Accordingly, we focus significant efforts and resources on the research, development and identification of new products and services that are attractive to our customers and gain acceptance in the markets we serve to further broaden our offerings. It can take significant time to identify an unmet customer need and develop a product to meet that need, and to the extent we fail to adequately anticipate or meet our customers’ needs or fail to obtain desired levels of market acceptance, our business, financial condition or results of operations could be adversely affected.

Our estimates of our addressable market include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. If any of our assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for our products may be smaller than we expect, and as a result, our product revenue may be limited and our business, financial condition or results of operations could be adversely affected.

We may not successfully identify or integrate acquired businesses or assets into our operations or be able to fully recognize the anticipated benefits of businesses or assets that we acquire.

A key element of our business strategy is to complement our organic growth with acquisitions. We routinely explore acquiring other businesses and assets, and we have completed five acquisitions in the last two years, including: Marker Gene Technologies, Inc. in March 2020, the gene editing platform and oncology product portfolio of Applied StemCell, Inc. in January 2020, the proteomics and immunology businesses from Expedeon AG in January 2020, the entire live cell line and lysates portfolio of EdiGene Inc. in July 2019 and Calico Biolabs Inc. in January 2019. In addition, we have acquired minority interests in SomaServe Limited and BrickBio Inc.

However, we may be unable to identify or complete promising acquisitions for many reasons, including any misjudgment of the key elements of an acquisition, competition among buyers, the high valuations of businesses in our industry, the need for regulatory and other approvals, lack of internal resources to actively pursue all attractive opportunities and availability of capital. When we do identify and complete acquisitions, we may face financial, managerial and operational challenges, including diversion of management attention and resources needed for existing operations, difficulty with integrating acquired businesses, acquiring business that are not consistent with our long-term strategies, integration of different corporate cultures, increased expenses, potential dilution of our brand, assumption of unknown liabilities, indemnities, potential disputes with the sellers and the need to evaluate the financial systems of and establish internal controls for acquired entities. Further, we seek out acquisitions of companies that maintain the same high quality standards that we maintain, and if we misjudge or overestimate a company’s product quality standards, we may not be able to use these products or implement the strategies that were the primary reason for the acquisition, which would lead to a significant loss both financially and in time spent by our teams trying to integrate the product or implement the strategy. There can be no assurance that we will engage in any additional acquisitions or that we will be able to do so on terms that will result in any expected benefits.

In addition, our ability to realize the benefits we anticipate from our acquisition activities, including any anticipated sales growth, cost synergies and other anticipated benefits, will depend in large part upon whether we are able to integrate such businesses efficiently and effectively. Integration is an ongoing process, and we may not be able to fully integrate such businesses smoothly or successfully, and the process may take longer than expected. Further, the integration of certain operations and the differences in operational culture following such activity will continue to require the dedication of significant management resources, which may distract management’s attention from day-to-day business operations. There may also be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. If we are unable to successfully integrate the operations of acquired businesses into our business, we may be unable to realize the sales growth, cost synergies and other anticipated benefits of such transactions, and our business, results of operations and cash flow could be adversely affected.

Our business may be harmed if our customers discontinue or spend less on research, development, production or other scientific endeavors.

A majority of our revenue is derived from consumers who are publicly funded through research grants. We have three primary categories of customers including: academic institutions, research institutions and pharmaceutical, biotechnology and diagnostic companies. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities. For example, the United Kingdom’s withdrawal from the European Union has caused, and is likely to continue to cause, uncertainty in the European markets regarding the availability of public funding for research, which has had an indirect, but not significant, impact on our U.K. business. Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products. Our customers determine their research and development budgets based on several factors, including the need to develop new products, continued availability of governmental and other funding, competition and the general availability of resources. If research and development budgets are reduced, or if any funding source were to influence customer selection toward another supplier, the impact could adversely affect our business, financial condition and results of operations.

Our business depends on our ability to use and access information systems, and any failure to successfully maintain these systems or implement new systems to handle our changing needs could materially harm our operations.

We depend on standardized procedures and multiple information systems, including our online platform and distribution and ERP systems, for our operations, customer service and quality and safety procedures. Furthermore, we rely on information technology systems to process, transmit, store and protect electronic information, including confidential customer, supplier, employee or other business information. Through our online platform, we collect and store confidential information that customers provide in order to, among other things, purchase products and services and register on our website.

We are currently updating our systems and processes by implementing Oracle Cloud ERP and other software solutions to replace our legacy IT systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information. Further, any significant delay, failure, increase in costs of this project, or any issues in transitioning from our legacy systems to new information systems could have a negative impact on our ability to upgrade our information systems and may consequently adversely affect our business, financial condition and results of operations. We utilize commercially available third-party technology solutions, software and software systems with some proprietary configurations. We also store data using third-party cloud services. Our information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, vandalism, catastrophic events, natural disasters, terrorist attacks, hackers and other security issues as well as human error. Given the age and lack of support of some of our legacy systems, these risks may be greater. If our information systems are damaged, fail to work properly or otherwise become unavailable, particularly in light of the COVID-19 pandemic, we may incur substantial costs to repair or replace them, and we may experience a loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions and implement new and innovative services. If the cloud service providers we use were to experience unplanned downtime, delays or other issues delivering data to our information technology systems, including due to increased usage during the COVID-19 pandemic, it could significantly and adversely impact business operations. A compromise of our information systems or those with which we interact could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial condition and results of operations.

In addition, we may not have the necessary resources to enhance existing information systems or implement new systems where necessary to handle our increasing volume and/or our changing needs, and we may experience unanticipated delays, complications and expenses in implementing and integrating our systems. Any interruptions in operations would adversely affect our ability to properly allocate resources and timely deliver our products, which could result in customer dissatisfaction. We currently rely on certain legacy systems that are no longer supported by the manufacturers, with only a small number of current employees able to maintain these systems. Any failure of these systems could have a significant business impact. The failure to successfully implement and maintain information systems could have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our sales and profit margins, any of which could adversely affect our business, financial condition and results of operations.

Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.

The integrity and protection of our own data, and that of our customers and employees, is critical to our business. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve. Implementing and maintaining compliance with applicable security and privacy regulations may increase our operating costs and/or adversely impact our ability to market our products and services to customers. Although our computer and communications hardware are protected through physical and software safeguards, they are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses and similar events. These events could lead to the unauthorized access, disclosure and use of non-public information. We could be subject to risks caused by misappropriation, misuse, leakage, falsification, system malfunction or intentional or accidental release or loss of information maintained in our information systems and networks and those of our OEM suppliers. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. We are also reliant on the quality of our training of employees to allow them to spot and appropriately respond to cyber security threats. We have been subject to a number of phishing attempts and require employees to remain vigilant to ensure that such attempts are unsuccessful. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, customers could curtail or cease using its applications, and we could lose trade secrets, the occurrence of which could harm our business.

If we are unable to maintain reliable information technology systems and appropriate controls with respect to global data privacy and security requirements and prevent data breaches, we may suffer regulatory consequences in addition to business consequences. As a global organization, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks, and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information, such as the HIPAA and the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and may result in regulatory penalties. Notice of breaches must be made to affected individuals, the United States Department of Health and Human Services (“HHS”), and for extensive breaches, notice may need to be made to the media or state Attorneys General. Such a notice could harm our brand and reputation and adversely affect our ability to compete.

Additionally, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) (the “GLBA”) restricts certain collection, processing, storage, use and disclosure by covered companies of certain personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain non-public or otherwise legally protected information. The GLBA also imposes requirements regarding the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, many U.S. states in which we operate now or may operate in the future have laws that protect the privacy and security of sensitive and personal information. Certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which went into effect on January 1, 2020, imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents and households. Among other things, it requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information that may increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018 and November 2019, and it is possible that further amendments will be enacted. It remains unclear how various provisions of the CCPA will be interpreted and enforced, and multiple states have enacted or are expected to enact similar laws. The effects of the CCPA and other similar state laws on our business are potentially significant and may require us to modify our data processing practices and policies and to incur costs and expenses in an effort to comply. State laws are changing rapidly, and there is discussion in U.S. Congress of a new federal data protection and privacy law to which we may be subject.

In Europe, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Economic Area (the “EEA”) and the United Kingdom, the collection and use of personal data is governed by the provisions of the General Data Protection Regulation (the “GDPR”). The GDPR came into effect in May 2018, superseding the European Union Data Protection Directive and imposing more stringent data privacy and security requirements on companies in relation to the processing of personal data of European Union data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union (the “EU”) member states and the United Kingdom govern the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of a company’s global annual revenue or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by customers and data subjects. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or United Kingdom. Guidance on implementation and compliance practices is often updated or otherwise revised. Further, while the United Kingdom enacted the Data Protection Act 2018 in May 2018 that supplements the GDPR and has publicly announced that it will continue to regulate the protection of personal data in the same way after the United Kingdom’s withdrawal from the European Union, the withdrawal has created uncertainty with regard to the future of regulation of data protection in the United Kingdom. Several other countries, such as China and Russia, have also passed laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions, which could increase the cost and complexity of delivering our products and services.

We are also reliant on certain manual processes for collecting and processing data, and any failures in these processes or failure to handle the data collected in accordance with relevant regulations could lead to enforcement actions. Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in significant fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition and results of operations. We may not be able to respond quickly or effectively to regulatory, legislative and other developments, and these changes may in turn impair our ability to commercialize our products or increase our cost of doing business. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions or reputational damage. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have rapidly expanded our operations and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel and maintain manufacturing facilities and distribution networks in several geographic locations. Across a range of business areas, we currently use systems and processes that are overly manual and reaching the limit of their scalability, and as we continue to grow and expand our business, these systems and processes will become outdated and will need to be replaced with more automated and up-to-date systems to maintain our growth. These systems and processes also interact with our inventory management and demand planning, and any failure in these systems or in the transition to updated systems may make it more likely we do not adequately anticipate and plan for business growth, potentially resulting in increased times for order fulfilment, order backlogs, reduced customer satisfaction and reduced order conversion. In addition, given the rapid growth of our business on these overly manual systems, there may be certain contractual terms, including royalties, that are not properly monitored. We may not be able to manage our expansion effectively, and failure to update and replace these systems and processes may adversely affect our reputation, business, financial condition and results of operations.

We are also continuously expanding our product portfolio, and establishing and developing these new products requires significant management time and attention. If these products do not achieve the anticipated success or require greater levels of time and investment to reach the expected levels, it could adversely affect our business, financial condition and results of operations. Failure to appropriately integrate new products and business lines into our existing operations and systems can also affect the success of these products, and failure to adequately anticipate and plan for this integration could affect the success of these products and may also negatively impact our existing product offerings.

Significant interruptions in our operations could harm our business, financial condition and results of operations.

Manufacturing, distribution, service and logistics problems can and do arise, particularly in light of the COVID-19 pandemic, and any such problems could have a significant impact on our business, financial condition and results of operations. Accordingly, any significant disruptions to the operations of our manufacturing or distribution centers or logistics providers for any reason, including labor relations issues, power interruptions, severe weather, fire or other circumstances beyond our control could cause our operating expenses to increase without coverage or compensation or seriously harm our ability to fulfill our customers’ orders or deliver products on a timely basis, or both. We must also maintain sufficient production capacity in order to meet anticipated customer demand, which carries fixed costs that we may not be able to offset if orders slow, which would adversely affect our operating margins. If we are unable to manufacture or source our products consistently, in sufficient quantities and on a timely basis, our sales, gross margins and our other operating results will be materially and adversely affected. Prompt shipment of our products is also very important to our business. We have experienced problems with or delays in our production, shipping and logistics capabilities, including as a result of the COVID-19 pandemic, that resulted in delays in our ability to ship finished products, and there can be no assurance that we will not encounter such problems in the future. If we experience significant delays in our manufacturing, shipping or logistics processes, this could cause disruption to our customers and damage our current and future customer relationships and may adversely affect our business. Such delays may also adversely impact our new product development. For example, if we were to lose one of our sites where new product development is undertaken, we may not be able to transfer or replicate that product development at another site, with the result of a loss of the time and financial costs of development of the new product. We also use small quantities of high-risk chemicals in the manufacture of certain of our products, which are subject to handling risks, and any disruption in our ability to source or appropriately store these chemicals could adversely affect our manufacturing operations.

In addition, as we are reliant on biological processes to manufacture many of our products, any loss or interruption to the systems that allow us to maintain optimal growth or storage conditions for our materials or products could lead to a loss of significant sections of our product portfolio, which may adversely affect our business, financial condition and results of operations. If a biological contaminant, such as bacteria, mold, yeasts, viruses or mycoplasma, were to affect our materials or our products, or if our materials or products were cross contaminated, it could affect the quality of our products, our inventory levels and disrupt our manufacturing and distribution processes, as well as those of our customers. We have quality control procedures in place to detect and correct such disruptions, but there can be no assurance that these procedures will always function properly. Any disruption to our manufacturing operations would disrupt our ability to serve our customers, which could have a material adverse effect on our reputation, business, financial condition and results of operations. Similarly, any contamination of our customers’ laboratories caused by our products could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation.

The products we offer are highly exacting and complex due to their biological nature and demanding customer specifications. Providing high-quality products in terms of specificity, sensitivity and consistency, together with extensive product validation data is a fundamental driver of customer loyalty and our reputation with life science researchers. Our operating results depend on our ability to execute and, when necessary, improve our global quality control systems, including our ability to effectively train and maintain our employees with respect to quality control. A failure of our global quality control systems could result in problems with facility operations or preparation or provision of defective or non-compliant products. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with critical materials and components, or environmental factors and damage to, or loss of, manufacturing operations. Such problems could affect production of a particular batch or series of batches of products, requiring the destruction of such products or a halt of facility production altogether.

Our success depends on our customers’ confidence that we can provide reliable, consistently high-quality products, which includes our ability to provide validated data to support our customers’ use of our products. We believe that customers in our target markets are likely to be particularly sensitive to our products failing to meet the specifications shown on our data sheets. Our reputation and the public image of our products and technologies may be impaired if our products fail to perform as expected or fail to meet applicable quality criteria, specifications or performance standards. High-quality reagents, for example, are necessary for critical research progress; unreliable reagents may impede researchers’ ability to reproduce experiments and can lead to wasted time and money. If our products experience, or are perceived to experience, a material defect or error, this could result in loss or delay of sales, damaged reputation, diversion of development resources and increased insurance or warranty costs, any of which could harm our business. These risks are amplified in respect of our new product lines as we implement appropriate quality control criteria. We are reliant to an extent on customer feedback on the quality of our products, and it may take additional time for new products to meet the desired quality. Such defects or errors could also result in our inability to timely deliver products to our customers, which could in turn cause disruptions to our customers’ ability to obtain results, narrowing the scope of the use of our products and ultimately hindering our or their success in relevant markets. Even after any underlying concerns or problems are resolved, any lingering concerns in our target markets regarding our technology, product defects or performance standards could continue to result in lost sales, delayed market acceptance and damaged reputation, among other things. If problems in preparation or manufacture of a product or failures to meet required quality standards for that product or other product defects are not discovered before such product is released to our customers, we may be subject to adverse legal or regulatory actions, including halting of manufacture and distribution, restrictions on our operations, civil sanctions, including monetary sanctions, and criminal actions. In addition, such problems or failures subject us to other litigation claims, including claims from our customers for reimbursement for the cost of lost or damaged materials. Our customers also require specific information regarding our products and their uses, and any inaccuracies in this information could lead to products being sold for the wrong uses and may result in our having to refund or replace the products in question. Any of the above problems may adversely affect our reputation, business, financial condition and results of operations.

If we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand and reputation are of significant importance to the success of our business. We work to set a very high standard for the quality of our products and our ethical business practices, and we believe that this has been crucial to our success. We have employed and will continue to employ different types of consumer experience and interaction touchpoints designed to gauge consumer satisfaction with our products, including our customer website, e-sales and digital marketing, and we also engage in rigorous product validation in order to continue to improve our product quality. We cannot assure you, however, that these activities will be successful or that we will be able to continue to maintain our brand and reputation as we expect. If our brand strength deteriorates, or if our brand is no longer associated with high-quality products, it could lead to fewer publication citations for our products, which could in turn further weaken our brand recognition and reputation. Customers often choose the most-cited brand or product, and if another brand were to overtake ours in frequency of citations, our business could be adversely affected. In addition, our competitors may increase the intensity of their consumer interactions or customer feedback processes, which may force us to increase our advertising spend to engage with our customer base and maintain brand and reputational awareness. Our ability to attract and retain customers is also influenced by our prominence in search engines. Any changes to our prominence in search engines, whether as a result of revised algorithms, improved search engine optimization by our competitors or failure to respond to changes in online activity may negatively impact our brand and reputation or to convert customer interactions into sales.

In addition, any negative publicity relating to our products or services, regardless of its veracity, could harm our brand and the perception of our brand in the market. With an increasing global focus on ethical business practices and good corporate behavior, and with such issues directly influencing consumer behavior, any failure to achieve or maintain the levels of corporate governance, social and environmental impact and corporate behaviors expected of us, including demonstrating dedication to the benefits of diversity, could negatively impact our brand and reputation. If our brand is harmed, we may not be able to gain new customers or continue to maintain positive relationships with our customers, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Part of our growth strategy is to increase direct customer interactions in multiple countries. Failure to anticipate and react to particular geographic requirements and sensitivities may have a negative impact on our brand and reputation, which may result in a decrease in sales or sales growth in such countries, which may adversely affect our business, prospects, financial condition and results of operations.

The loss of a significant number of customers or a reduction in orders from a significant number of customers could reduce our sales and harm our operating results.

Our operating results could be negatively affected by the loss of revenue from a significant number of our customers. Our sales are widely distributed, and many of our customers typically place smaller value orders in high volumes. We have other customers with whom we maintain close business relationships, working closely to build the specific custom tools they need, which will then become part of our product portfolio. These relationships often present larger commercial opportunities, and our operating results could be adversely affected by the loss of a significant number of these customers, particularly during the product development phase. For the year ended June 30, 2019, no single customer accounted for more than 5% of our revenue.

Though we often offer pricing and volume incentives, our customers are generally not obligated to purchase any fixed quantities of products, and they may stop placing orders with us at any time. If a significant number of customers purchase fewer of our products, defer orders or fail to place additional orders with us for any reason, our sales could decline, and our operating results may not meet our expectations. In addition, if those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be adversely affected.

Our contracts generally do not contain minimum purchase requirements, and the majority of our sales are on a purchase order basis. Therefore, our sales are subject to changes in demand from our customers. The level and timing of orders placed by our customers vary for a number of reasons, including individual customer strategies, the introduction of new technologies, the desire of our customers to reduce their exposure to any single supplier and general economic conditions. If we are unable to anticipate and respond to the demands of our customers, if we have an inadequate supply of products, insufficient capacity in our sites or if we experience any disruptions to our supply chain or distribution network, we may lose customers. Alternatively, we may have excess inventory or excess capacity, and either of these factors may have a material adverse effect on our business, financial condition and results of operations.

Though we do generate a portion of our sales from long-term contracts, the majority of these contracts are non-exclusive and do not require a minimum purchase volume. This makes it difficult to estimate our customers’ demand for our products and our critical material and component needs. In addition, though we believe customers in our markets display a significant amount of loyalty to a particular product, we may not be able to renew a contract on favorable pricing terms if our competitors reduce their prices in order to procure business, or if a customer insists that we lower the price charged under the contract being renewed in order to retain the contract. In addition, if we enter into a contract with a customer on unfavorable terms, it may harm our ability to negotiate our future contracts with that customer or with other customers. The loss of sales obtained through long-term contracts or the reduced profitability of such sales could adversely affect our business, financial position and results of operations.

We are subject to risks associated with global operations.

We engage in business globally, with 63% and 61% of our catalogue revenue in the fiscal years ended June 30, 2020 and 2019, respectively, coming from outside the United States. Global operations subject us to a number of risks, many of which are exacerbated by the COVID-19 pandemic, including international economic, political and labor conditions; currency fluctuations; tax laws (including U.S. taxes on foreign subsidiaries); increased financial accounting and reporting burdens and complexities; unexpected changes in, or impositions of, legislative or regulatory requirements; failure of laws to protect intellectual property rights adequately; inadequate local infrastructure and difficulties in managing and staffing international operations; delays resulting from difficulty in obtaining import or export licenses; limitations on repatriation of funds; tariffs, quotas and other trade barriers and restrictions; transportation delays; operating in locations with a higher incidence of corruption and fraudulent business practices; limitations on our ability to enforce legal rights and remedies with third parties and other factors beyond our control, including terrorism, war, natural disasters, climate change and diseases.

Overall demand for our products could be reduced as a result of a global economic recession or political unrest, especially in areas such as healthcare, education and research. Customers or suppliers may experience cash flow problems, particularly in light of the COVID-19 pandemic and related response measures, and as a result, customers have and may continue to modify, delay or cancel plans to purchase our products. Any inability of current and/or potential customers to purchase and/or pay for our products due to, among other things, declining economic conditions as a result of inflation, rising interest rates, changes in spending patterns and the effects of governmental initiatives to manage economic conditions may have a negative impact on our financial condition and results of operations.

The U.S. administration has indicated an intention to ask Congress to make significant changes, replacement or elimination of the Patient Protection and Affordable Care Act, and government negotiation/regulation of drug prices paid by government programs. Changes in U.S. social, political, regulatory and economic conditions or laws and policies governing the healthcare system and drug prices, foreign trade, manufacturing and development and investment in the territories and countries where we or our customers operate could adversely affect our business and our operating results.

The application of laws and regulations implicating global transactions is often unclear and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. For example, we may be exposed to any changes in national or international regulations governing the transport of biological products across borders. Non-compliance could also result in fines, damages, criminal sanctions, prohibited business conduct and damage to our reputation. We incur additional legal compliance costs associated with our global operations and could become subject to legal penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the United Kingdom or United States. Any such non-compliance, even if prohibited by our internal policies, could have an adverse effect on our business and result in significant fines or penalties.

If relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected.

The relationship between China and the United States is subject to periodic tension. Changes in political conditions in the United States and China and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business. Most recently, on August 6, 2020, the President of the United States signed an executive order that prohibited, beginning 45 days after the date of the order, to the extent permitted under applicable law: any transaction related to WeChat by any person, or with respect to any property, subject to the jurisdiction of the United States, with Tencent Holdings Ltd., Shenzhen, China or any subsidiary of that entity. Our subsidiary in China has historically used social media platforms like WeChat, and during the COVID-19 pandemic it increased its use of WeChat as a service channel to ensure that customer service levels were maintained. Moreover, the U.S. administration has called for substantial changes to trade agreements and is imposing significant increases on tariffs on goods imported into the United States, particularly from China. Other countries have responded similarly, with tariffs on goods entering their countries. We currently sell products in China and have invested, and will continue to invest, in providing localized product support, operations and technology to better serve customers in China, and if the Chinese government makes any changes to its laws or policy concerning foreign ownership of companies or assets located within China, or imposes any significant increases on tariffs on goods imported into or out of China, it could have a significant impact on our business and financial results.

In addition, because of our continuing focus on strategic investment into providing more products to the life science and academic research market in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that may cause our products to become less attractive. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively operate in China, which could have a material adverse effect on our business and results of operations.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

We are a multinational company headquartered in the United Kingdom with worldwide operations, including significant business operations in Europe. Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period. To prepare for the United Kingdom’s withdrawal, we set up a European distribution hub in The Netherlands to ensure consistent deliveries to our European customers, but there can be no assurance that the uncertainty regarding the United Kingdom’s withdrawal could continue to have an adverse effect on our business.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union laws to replace or replicate, including free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws and transport laws could increase costs, disrupt supply chains, depress economic activity and restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

As a multinational corporation, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations.

International markets contribute a substantial portion of our revenue, and we intend to continue expanding our presence in these regions. The exposure to fluctuations in currency exchange rates takes on different forms. International revenue and costs are subject to the risk that fluctuations in exchange rates could adversely affect our reported revenue and profitability when translated into pounds sterling for financial reporting purposes. The majority of our revenue is denominated in U.S. dollars, and our costs are primarily in British pounds sterling. These fluctuations could also adversely affect the demand for products and services provided by us. As a multinational corporation, our businesses occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the “functional currency”). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. As our international sales grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. In the fiscal year ended June 30, 2020, currency translation had a favorable effect of £3.7 million on revenue due to the strengthening of the pound sterling relative to other currencies in which we sell products and services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk—Currency Risk.”

We are subject to product liability and other claims in the ordinary course of business.

Our business involves risk of product liability, claims related to providing incorrect product information at the time of purchase and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves. Furthermore, there may be product liability risks that are unknown or which become known in the future. Substantial, complex or extended litigation on any claim could cause us to incur significant costs and distract our management. For example, lawsuits by governmental authorities, employees, shareholders, suppliers, collaborators, distributors, customers, competitors or others could be very costly and substantially disrupt our business. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing and sales activities and to the extent that we expand our manufacturing operations. We maintain insurance policies and in some cases, our suppliers, customers and predecessors of acquired companies have indemnified us against certain claims. We cannot assure you that our insurance coverage or indemnification agreements will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the terms and conditions of such insurance or indemnification agreement, as well as the financial viability of our and such third parties’ insurers, as well as legal enforcement under the local laws governing these arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability in developing markets, may not be readily available for purchase or cost-effective for us to purchase. Furthermore, many of our insurance policies are subject to deductibles and retentions. Accordingly, we could be subject to uninsured and unindemnified future liabilities requiring us to provide additional reserves to address such liabilities. An unfavorable result in a case for which adequate insurance or indemnification is not available could adversely affect our business, financial condition and results of operations.

We are also involved in various disputes, litigation and regulatory matters incidental to and in the ordinary course of our business, including employment matters, commercial disputes, government compliance matters, environmental matters, and other matters arising out of the normal conduct of our business. Where merited, we will vigorously defend ourselves in such matters. While the impact of this litigation has or may be immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition or results of operations in the future.

Our business, financial condition and results of operations depend upon the availability of critical materials and components.

Our operations depend upon our ability to obtain high-quality third-party products and materials meeting our specifications and other requirements at reasonable prices, including various components, storage and growth media and other materials. Our ability to maintain an adequate supply of such critical materials and components could be impacted by the availability and price of those materials and maintaining relationships with suppliers. While we may seek to minimize the impact of price increases and potential shortages by, among other things, entering into long-term supply agreements, increasing our own prices and implementing cost-saving measures, our earnings and cash flows could be adversely affected in the event these measures are insufficient to cover our costs. Moreover, while we aim to maintain a large network of product suppliers, we are unable to predict any interruption or disruption in service from our key suppliers, particularly in light of the COVID-19 pandemic. Any interruption or disruption in service from particular suppliers of components and materials means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers, to the extent any alternate suppliers acceptable to us and, if applicable, to our customers, even exist. If this occurs, we could expend substantial expense and time in re-establishing relationships with third-party suppliers that meet the appropriate quality, cost and regulatory requirements needed for commercially viable manufacture of our products or in re-designing our products to incorporate different components and materials that are available from third-party suppliers. If we are unable to obtain the materials we need at reasonable prices or at all, we may not be able to produce certain of our products at a marketable price or at all. If our supply of materials and components is adversely affected, including as a result of the COVID-19 pandemic, we could impact our customers’ ability to conduct their research, damage our relationship with current and prospective customers and our operating results and financial condition could be adversely affected.

Moreover, we are dependent upon the ability of our suppliers to provide materials and components that meet our specifications, quality standards, other applicable criteria and delivery schedules. Our suppliers’ failure to provide expected materials or components that meet such criteria could adversely affect production schedules and contract profitability.

The continued supply of high-quality third-party products and materials from our suppliers is subject to a number of risks, including:

•	the destruction of or damage to our suppliers’ facilities or their distribution infrastructure;

•	work stoppages or strikes by our suppliers’ employees;

•	the failure of our suppliers to provide materials of the requisite quality or in compliance with strict specifications;

•	the failure of essential equipment at our suppliers’ plants;

•	the failure of our suppliers to satisfy import and export control laws for goods that we purchase from them;

•	the failure of our suppliers to meet regulatory standards where applicable;

•	the failure, shortage or delay in the delivery of materials to our suppliers;

•	contractual amendments and disputes with our suppliers; and

•	inability of our suppliers to perform as a result of the weakened global economy, the COVID-19 pandemic or otherwise.

If we experience problems with suppliers, we may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us and possible forward losses on certain contracts. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business, might lead to termination of our supply agreements with our customers and might disrupt the operations of our customers leading to potential claims, any of which could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations depend upon maintaining our relationships with suppliers.

Our ability to sustain our gross margins has been, and will continue to be, dependent in part upon our ability to obtain favorable terms from our suppliers. These terms may change from time to time, and such changes could adversely affect our gross margins over time. In addition, our results of operations and cash flows could be adversely impacted by the acceleration of payment terms to our suppliers and/or the imposition of more restrictive credit terms and other contractual requirements. Further, if for any reason we enter into a contract with a supplier on unfavorable terms, it may harm our ability to negotiate our future contracts with that supplier or with other supplier.

Some of our competitors are increasing their manufacturing operations both internally and through acquisitions of manufacturers, including manufacturers that supply products to us. In addition, we manufacture certain products that may compete directly with products we source from our suppliers. To date, we have not experienced an adverse impact on our ability to continue to source products from manufacturers that have been vertically integrated or otherwise compete with us, although there is no assurance that we will not experience such an impact in the future.

The loss of one or more of our large suppliers, including as a result of consolidation, a material reduction in their supply of products or provision of services to us, extended disruptions or interruptions in their operations or material changes in the terms we obtain from them, could have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth.

Our success largely depends on the skills, experience and continued efforts of our management, including our Chief Executive Officer and our senior leadership. The replacement of certain members of our global leadership team would likely involve the expenditure of significant time and financial resources, and the loss of any such individual may significantly delay or prevent the achievement of our business objectives. As we continue to grow, our success also depends on our ability to attract, motivate and retain highly qualified individuals who will also fit within the Abcam culture. Competition for senior management and other personnel in our industry is intense, and the pool of suitable candidates is limited. If qualified personnel become scarce or difficult to attract or retain in our industry for compensation-related or other reasons, we could experience higher labor, recruiting or training costs. Further, new hires may require significant training and time before they achieve full productivity and may not become as productive as we expect. The failure to attract, retain and properly motivate members of our senior management team and other employees, to find suitable replacements for them in the event of death, illness or their desire to pursue other professional opportunities, or to maintain our corporate culture as we continue to grow, could have a negative effect on our operating results.

We are also reliant on contractors in certain key operational and leadership roles. While we are seeking to replace such contractors with permanent employees, until such appointments are made, we are subject to the risk inherent in the use of contractors, including the risk that they accept an alternative engagement or that they are not sufficiently motivated, incentivized or aligned to our commercial objectives.

We may be required to record a significant charge to earnings if our goodwill and other amortizable intangible assets or other investments become impaired.

We are required under IFRS to test goodwill for impairment at least annually and to review our goodwill, amortizable intangible assets and other investments, including those acquired through acquisition activity, for impairment when events or changes in circumstance indicate the carrying value may not be recoverable.

Factors that could lead to impairment of goodwill, amortizable intangible assets and other investments, including those acquired through acquisitions, include significant adverse changes in the business climate and actual or projected operating results and declines in the financial condition of our business. For example, for the fiscal year ended June 30, 2020, we experienced an impairment charge of £14.9 million in respect of the full impairment of the acquisition intangible in respect of AxioMx in vitro monoclonal antibody production technology (AxioMx acquired technology) and subsequent post acquisition expenditure is capitalized. This arose following an appraisal of the ability to utilize at scale this technology, whereby, although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to further pursue active development and substantive utilization of this specific acquired technology. Additionally, in the fiscal year ended June 30, 2019, we experienced an impairment of software assets under construction of £12.8 million as a result of changes in the scope and nature of our ERP program and the corresponding usability of historical work performed on certain outstanding modules. We may be required in the future to record additional charges to earnings if our goodwill, amortizable intangible assets or other investments become impaired. Any such charge would adversely impact our financial results.

Our reputation, ability to do business and results of operations may be impaired by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents or business partners of ours (including third-party suppliers, distributors or of businesses we acquire or partner with) that would violate U.S. and/or other national laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced corruption to some degree. All of our employees are required to undertake regular training on topics like anti-bribery, corruption and GDPR legislation, among others. Additionally, we require our suppliers and distributors to sign up and abide by our Supplier and Distributor Codes of Conduct; however, there can be no assurance that our employees, suppliers and distributors will not engage in improper actions. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions, and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and could cause us to incur significant legal and investigatory fees. In addition, a government may seek to hold us liable as a successor for violations committed by companies in which we invest or that we acquire. We also rely on our suppliers to adhere to our supplier standards of conduct, and material violations of such standards of conduct could occur that could have a material effect on our business, reputation, financial condition and results of operations.

The indemnification provisions of acquisition agreements by which we have acquired companies or businesses may not fully protect us, and we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies or businesses require the former owners to indemnify us against certain liabilities related to the operation of the company or business before we acquired it. In most of these agreements, however, the liability of the former owners is limited, and certain former owners may be unable to meet their indemnification responsibilities. While we have limited escrow and retention agreements in place relating our acquisitions, these may not be enough to cover our exposure if a significant liability arose in connection with any acquisition agreement. We cannot assure you that these indemnification provisions, escrow agreements and retention agreements will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our business, financial condition and results of operations.

Certain aspects of our business rely on relationships with collaborative partners, distributors and other third parties for development, supply and marketing of certain products and potential products, and such collaborative partners or other third parties could fail to perform sufficiently.

We believe that success in penetrating certain geographic markets depends in part on our ability to develop and maintain relationships with key distributors. Relying on distribution relationships is risky because, among other things, our distributors may: not devote sufficient resources to the sales of our products; fail to obtain approvals necessary to distribute our products; be acquired by other companies and terminate our distribution agreements or become insolvent; or decline to renew existing agreements on acceptable terms. Because these and other factors may be beyond our control, the distribution of our products in certain jurisdictions may be delayed or otherwise adversely affected. If we or any of our distributors terminate a distribution agreement, we may be required to devote additional resources to commercialization and distribution, which could adversely affect our business, financial condition and results of operations.

Changes in our tax rates, unavailability of certain tax credits or reliefs or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments for prior periods.

We are affected by various U.S. and non-U.S. taxes, including direct and indirect taxes imposed on our global activities, such as corporate income, withholding, customs, excise, value-added, sales and other taxes. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain.

The amount of income tax we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. If audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities, and our financial statements could be adversely affected. Any further significant changes to the tax system in the United States or in other jurisdictions (including changes in the taxation of international income as further described below) could adversely affect our business, financial condition and results of operations.

We carry out extensive research and development activities, and as a result, we benefit in the United Kingdom from HMRC’s research and development expenditure credit (“RDEC”), which provides relief against U.K. corporation tax. Broadly, RDECs provide a tax credit currently equal to 13% of ‘qualifying research and development expenditure’ made from April 1, 2020 (the rate was previously 12% of qualifying research and development expenditure made from January 1, 2018 to March 31, 2020) by certain companies where certain criteria are met. Based on criteria established by HMRC, a portion of expenditures incurred in relation to our research and development and manufacturing development activities are eligible for RDEC relief. Our qualifying research and development expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive revenue and are loss generating. To the extent a company cannot utilize the RDEC against U.K. corporation tax then certain rules apply that allow the RDEC to reduce the tax liability of certain specified taxes, and to the extent it is not possible to utilize the RDEC in full, then the net tax credit is repaid to the company by HMRC.

We also benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

If, however, there are unexpected adverse changes to the RDEC scheme or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, then our business, results of operations and financial condition may be adversely affected.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The U.S. Congress, government agencies in non-U.S. jurisdictions where we and our affiliates do business, and the Organization for Economic Cooperation and Development (“OECD”) have recently focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting.

As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, whether a permanent establishment exists in a particular jurisdiction, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. For example, if the taxing authority in one country where we operate were to reallocate income from another country where we operate, and the taxing authority in the second country did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If taxing authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to recent tax reform in the United States), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, our estimates of effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected. The impact of the factors referenced in the first sentence of this paragraph may be substantially different from period-to-period.

The application of indirect taxes could adversely affect our business and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to our business is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. A number of jurisdictions globally have introduced (or are looking to introduce) additional reporting, record-keeping or value-added tax (or similar taxes) calculation, collection and remittance obligations on businesses like ours that are engaged in ecommerce.

Further, in the United States, states are able to tax their residents on remote sales. Following the U.S. Supreme Court’s decision in 2018 in South Dakota v. Wayfair, a U.S. state may require by way of “economic nexus laws” an online seller to collect sales taxes imposed by that state, even if the seller has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements against non-U.S. companies that have historically not been responsible for state or local tax collection unless they had physical presence in the U.S. customer’s state. Such legislation could require us to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

We are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies.

The vast majority of our products are marketed and sold as being for research use only, and as such, they are not generally subject to the extensive laws and regulations that would apply if our products were to marketed and sold for diagnostic or therapeutic use.

RUO products are regulated by the U.S. Federal Drug Administration (the “FDA”) as medical devices, and include in vitro diagnostic products in the laboratory research phase of development that are being shipped or delivered for an investigation that is not subject to the FDA’s investigational device exemption requirements. Although medical devices are subject to stringent FDA oversight, products that are intended for RUO and are labeled as RUO are exempt from compliance with most FDA requirements, including premarket clearance or approval, manufacturing requirements, and others. A product labeled RUO but which is actually intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and subject to FDA enforcement action. The FDA has indicated that when determining the intended use of a product labeled RUO, the FDA will consider the totality of the circumstances surrounding distribution and use of the product, including how the product is marketed and to whom. The FDA could disagree with our assessment that our products are properly marketed as RUOs, or could conclude that products labeled as RUO are actually intended for clinical diagnostic use and could take enforcement action against us, including requiring us to stop distribution of our products until we are in compliance with applicable regulations, which would reduce our revenue, increase our costs and adversely affect our business, prospects, results of operations and financial condition. In the event that the FDA requires us to obtain marketing authorization of our RUO products in the future, there can be no assurance that the FDA will grant any clearance or approval requested by us in a timely manner, or at all.

In the event that the applicable laws and regulations were to change such that our products were subject to greater regulatory control, it could have a significant impact on our ability to market and sell our products and could require us to spend significant amounts to ensure and monitor compliance with such laws and regulations such that our business, financial condition and results of operations could be adversely affected. Similarly, if we fail to appropriately market and sell our products as being for research use only, we may be found to be selling products for diagnostic use and in breach of the appropriate laws and regulations. Though we are careful to ensure that our products are clearly identified as being for research use only and have processes in place to ensure we are not selling our products to customers who may intend to use our products other than for research, including for diagnostic use, we cannot be certain that our customers will not use our products for purposes other than those for which they are manufactured, identified and marketed.

Generally, we are subject to various local, state, federal, foreign and transnational laws and regulations, which include the requirements of the FDA, the U.S. Department of Health and Human Services (the “HHS”)

and other comparable agencies and, in the future, any changes to such laws and regulations could adversely affect us. In particular, for a very small number of our products which are regulated as non-RUO medical devices, we are subject to laws and regulations concerning current good manufacturing practices and certain other requirements applicable to medical devices. We also maintain certain quality management systems accreditations at our facilities in Cambridge, United Kingdom, Hangzhou, China (ISO9001) and Burlingame, California (ISO13485). Our subsidiaries may be required to register for permits and/or licenses with, and may be required to comply with the laws and regulations of, the FDA, the HHS, foreign agencies and/or comparable state agencies as well as certain accrediting bodies depending upon the type of operations and location of product distribution, manufacturing and sale. The manufacture, distribution and marketing of certain of our products are subject to extensive ongoing regulation by the FDA and other equivalent local, state, federal and non-U.S. regulatory authorities. In addition, we are subject to inspections by these regulatory authorities. Failure by us or by our customers to comply with the requirements of these regulatory authorities or quality accreditation agencies, including without limitation, remediating any inspectional observations to the satisfaction of these regulatory authorities, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution, restrictions on our operations, civil or criminal sanctions or withdrawal of existing or denial of pending approvals, including those relating to products or facilities. In addition, such a failure could expose us to contractual or product liability claims, contractual claims from our customers, as well as ongoing remediation and increased compliance costs, any or all of which could be significant.

We are also subject to a variety of federal, state, local and international laws and regulations that govern, among other things, the importation and exportation of products, animal welfare, the handling, transportation and manufacture of substances that could be classified as hazardous, laws governing government contracts and our business practices such as anti-corruption and antitrust laws. Although we believe that we comply in all material respects with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion concerning the compliance of our operations with applicable laws and regulations. In addition, there can be no assurance that we will be able to maintain or renew existing permits, licenses or other regulatory approvals or obtain, without significant delay, future permits, licenses or other approvals needed for the operation of our businesses. Furthermore, loss of a permit, license or other approval in any one portion of our business may have indirect consequences in other portions of our business if regulators or customers, for example, cease doing business with such other portion due to fears that such loss is a sign of broader concerns about our ability to deliver products or services of sufficient quality.

Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could have an adverse effect on our business, financial condition and results of operations. Failure to comply with these laws and regulations can lead to agency action, including warning letters, product recalls, product seizures, monetary sanctions, injunctions to halt manufacturing or distribution, restrictions on our operations, withdrawal of existing or denial of future approvals, permits or registrations, including those relating to products or facilities and civil and criminal sanctions. To the extent these agencies were to take enforcement action, such action may be publicly available, and such publicity could harm our ability to sell these regulated products globally and may harm our reputation. In addition, such actions could limit the ability of our customers to obtain regulatory clearance or approval for their products in the United States or abroad and/or our customers may incur significant costs in obtaining or maintaining such regulatory clearances or approvals in the United States or abroad. In addition, any such failure relating to the products we provide exposes us to direct and third-party product liability claims as well as contractual claims from our customers, including claims for reimbursement for lost or damaged products, as well as potential recall liability, which could be significant. Customers may also claim loss of profits due to lost or delayed sales, although our direct contracts with end customers typically place limits on such claims. There can be no assurance that any such contractual limitation will be applicable or sufficient or fully enforced in any given situation.

Risks Relating to our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely, and will continue to rely, upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our proprietary technologies, products and potential product. Our success depends in part on our ability to secure and maintain patent protection in the United States and other countries with respect to our technology, current products and potential products, and any future potential products and technology we may develop. We seek to protect our proprietary position by filing or collaborating with our licensors to file patent applications in the United States and abroad related to our proprietary technologies, products and potential products.

The patent prosecution process is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, defend, enforce or license all necessary or desirable patents at a reasonable cost or in a timely manner in all desirable jurisdictions. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products in all such fields and jurisdictions.

It is possible that we will fail to identify patentable aspects of our research and development output or fail to take the necessary steps to seek patent protection before it is too late to obtain patent protection. We may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain the rights to patents licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our relevant proprietary products and technology, including current products, potential products, and any future potential products we may develop in the United States or in other foreign countries, in whole or in part. Our existing patents may have issued with claims that fail to cover our relevant proprietary products and technology, including current products, potential products and any future potential products we may develop in the United States or in other foreign countries, in whole or in part. Alternately, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies. Patents may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of novelty of the underlying invention or technology. In addition, publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases, not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications or that we or our licensors were the first to file for patent protection of such inventions.

Even if patents do successfully issue and even if such patents cover our current products, current potential products and any future potential products we may develop, third parties may challenge their validity, ownership, enforceability or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable or circumvented. We may become involved in proceedings challenging our owned or licensed patent rights, including, but not limited to, opposition, derivation, reexamination, inter partes review, post grant review or interference. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any of our products and may result in loss of patent rights or freedom to operate, loss of exclusivity, or patent claims being narrowed, invalidated or held unenforceable, any of which could limit our ability to stop others from using or commercializing similar or identical technology and products, or could limit the duration of the patent protection of our technology, products and potential products. Such proceedings also may result in substantial costs and require significant time from our management and employees, even if the eventual outcome is favorable to us. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our products, if approved, or practicing our own patented technology. Our competitors may also be able to circumvent our patents by developing similar or alternative potential products in a non-infringing manner.

The patent position of life sciences companies can be uncertain, involves complex legal, scientific and factual questions, and is characterized by the existence of large numbers of patents and litigation based on allegations of patent or other intellectual property infringement, misappropriation, violation or invalidity. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are uncertain. If the patent applications we hold or have in-licensed with respect to our technology products and potential products fail to issue, if the validity, breadth or strength of protection of our patents and patent applications with respect to our technology, products and potential products is threatened or if they fail to provide meaningful exclusivity for any of our current or future technology products and potential products, it could dissuade companies from collaborating with us, encourage competitors to develop competing products or technologies and threaten our ability to commercialize future potential products. Any such outcome could harm our business.

In addition, we may in the future be subject to claims by former employees, consultants or other third parties asserting an ownership right in our owned or licensed patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar products, potential products or technology, without payment to us, or could limit the duration of the patent protection covering our products, potential products and technology. Such challenges may also result in our inability to develop, manufacture or commercialize our products, potential products and technologies without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products, potential products or technologies. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Variability and developments in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products and potential products.

As is the case with other companies in our industry, our success depends in part on obtaining, maintaining, enforcing and defending intellectual property, particularly patents. Obtaining and enforcing patents in the life science industry involves technological and legal complexity, and obtaining and enforcing life science patents is costly, time-consuming and inherently uncertain. Changes in either the patent laws or their interpretation in the United States or other jurisdictions may increase the uncertainties and costs surrounding the prosecution of our patents, diminish our ability to protect our inventions, obtain, maintain, defend, and enforce our intellectual property rights and, more generally, affect the value of our intellectual property or narrow the scope of our patent rights.

The Leahy-Smith America Invents Act (the “AIA”), which was passed in September 2011, resulted in significant changes to the U.S. patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-inventor-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-inventor-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the United States Patent and Trademark Office (the “USPTO”), after March 16, 2013 but before us could therefore be awarded a patent covering an invention similar or indentical to one of ours even if we made our invention before the third party made theirs. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide additional opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal district courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

In addition, the United States federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. Some of our licensed patents are subject to the provisions of the Bayh-Dole Act. If our licensors fail to comply with the regulations of the Bayh-Dole Act, they could lose title to any patents subject to such regulations, which could affect our license rights under the patents and our ability to stop others from using or commercializing similar or identical technology and products, or limit patent protection for our technology and products.

The United States and many other countries have adopted a doctrine of “patent exhaustion,” which provides that once a patentee sells one of its products, it can no longer exercise control over the specific product. This could limit our ability to rely on our patents to prevent the import of products we have placed into the market in one jurisdiction into another jurisdiction.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, European patent laws can be complex and uncertain, and there could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business, and changes in such laws may have an adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future, as well as on our competitive position, business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, European Patent Office (“EPO”) and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, EPO and other patent agencies over the lifetime of the patent. While an inadvertent failure to make timely payment of such fees or to comply with such provisions can in many cases within a reasonable timeframe be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations and time frames in which non-compliance with such provisions will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our products and potential products or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, it can create opportunities for competitors to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our products.

We enjoy only limited geographical protection with respect to certain patents, and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our technology, products and potential products in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering our products and potential products in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize our products and potential products may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but where enforcement is not as strong as that in the United States or the European Union. These products may compete with our products, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many jurisdictions have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many jurisdictions limit the enforceability of patents against government agencies or government contractors. In these jurisdictions, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be adversely impacted, which could have a material adverse effect on our business.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal system in certain foreign jurisdictions, particularly those in certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents or other intellectual property rights, or the marketing of competing products in violation of our proprietary rights in these jurisdictions. Proceedings to enforce our patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and other intellectual property rights at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a commercial advantage from the intellectual property that we develop or license. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our products and potential products for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions and adjustments may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if we or our licensors obtain patents covering our products and potential products, when the terms of all patents covering a product or potential product expire, our business may become subject to competition with respect to that product. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours for an adequate amount of time.

We may not be able to rely on our patents to stop certain activities by third parties.

The United States and many other countries have provisions that exempt certain activities from patent infringement. For example, in the United States, “safe harbor” provisions shield infringement activities that are reasonably related to obtaining regulatory approval for certain medicinal products. This may limit our ability to stop others from using our technology, products and potential products. Third parties might use our patented technology, make and sell our patented products or otherwise perform an act that infringes one or more of our patents. We may not have sufficient financial or other resources to conduct appropriate litigation or other proceedings to stop such infringing acts. This could diminish the value of our patents.

We depend on proprietary technology licensed from others. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products.

We are a party to certain license agreements for certain intellectual property and proprietary technology, and we may enter into additional agreements, including license agreements, with other parties in the future that impose diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations on us. If we fail to comply with our obligations to our licensors or any of our other current or future collaborators, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product, potential product or other technology that is covered by these agreements, which could adversely affect the value of the potential product being developed under any such agreement, or we may face claims for monetary damages or other penalties under these agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. In addition, such an event may cause us to experience significant delays in the development and commercialization of our products, potential products or technologies or incur liability for damages. If any such license is terminated, our competitors or other third parties could have the freedom to seek regulatory approval of, and to market, products and technologies identical or competitive to ours, and we may be required to cease our development and commercialization of certain of our products, potential products or technologies.

We may rely on third parties from whom we license proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them. We may have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if we conduct them ourselves.

The growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. In that event, we may be required to expend significant time and resources to redesign our products, potential products or technologies or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected products, potential products or technologies, which could adversely impact our business, financial condition, results of operations and prospects. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

Disputes may arise regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our or our licensors’ obligation to obtain, maintain and defend intellectual property and to enforce intellectual property rights against third parties;

•	the extent to which our technology, potential products and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;

•	the sublicensing of patent and other intellectual property rights under our license agreements;

•	our diligence, financial or other obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are, and any such future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our diligence, financial or other obligations under the relevant agreement, or we may face claims for monetary damages or other penalties under these agreements, any of which could have an adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed or any other dispute described above related to our license agreements prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products, potential products or technologies. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have an adverse effect on the success of our business.

Competitors or other third parties may infringe, misappropriate or otherwise violate our patents or other intellectual property. If we or one of our licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our products or potential products, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in European countries, defendant counterclaims alleging invalidity or unenforceability are commonplace. Third parties may initiate invalidity proceedings even in the absence of infringement proceedings. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, lack of written description, non-enablement or lack of entitlement. Third parties might allege unenforceability of our patents in the United States because during prosecution of the patent an individual connected with such prosecution withheld relevant information, or made a misleading statement. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable.

If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products, potential products and other technology, which may allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or could require us to obtain license rights from the prevailing party in order to be able to manufacture or commercialize our products, potential products or technologies without infringing third-party patent rights. Even if a defendant does not prevail on a legal assertion of invalidity or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. Furthermore, many of our current and potential competitors may have, or may gain, the ability to dedicate substantially greater resources to enforce and defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. Our patents and other intellectual property rights also will not protect our technology, products and potential products if competitors design around our protected technology, products and potential products without infringing our patents or other intellectual property rights.

Third parties may assert claims against us alleging infringement, misappropriations or other violations of their patents and proprietary rights, or we may need to become involved in lawsuits to defend or enforce our patents, either of which could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our products and potential products, or prohibit our use of proprietary technology or sale of products.

Our commercial success depends, in part, upon our ability to develop, manufacture, market and sell our products and other technologies without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe, misappropriate or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the life science industry is common, including patent infringement lawsuits, interferences, derivation and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. The various markets in which we plan to operate can be subject to litigation regarding patents and other intellectual property rights. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. In addition, many companies in intellectual property-dependent industries, including the life science industry, have employed intellectual property litigation as a means to gain an advantage over their competitors. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

We may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product or potential product unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our products, potential products or technologies may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies, products and potential products infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover aspects of our products, potential products or technologies, the holders of any such patents may be able to prohibit our commercialization of the applicable product, potential product or technology until such patent expires or is finally determined to be invalid or unenforceable or unless we obtained a license.

In addition, defending such claims would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages if we are found to be infringing a third party’s patent rights. These damages potentially include royalties, increased damages (possibly treble damages) and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us, our development, manufacturing or sales activities relating to the product, potential product or technology that is the subject of the suit may be delayed or terminated, as parties making claims against us may obtain injunctive or other equitable relief. As a result of patent infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the third party, which may require payment of substantial royalties or fees, or require us to grant a cross-license under our intellectual property rights. These licenses may not be available on reasonable terms or at all. Even if a license can be obtained on reasonable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing one or more of our products, potential products or technologies, or forced to modify such products or potential products, or to cease some aspect of our business operations, which could harm our business significantly. We might also be forced to redesign or modify our products, potential products or technologies so that we no longer infringe the third-party intellectual property rights, which may result in significant cost or delay to us, or which redesign or modification could be impossible or technically infeasible.

Even if we were ultimately to prevail, any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, importing, marketing or otherwise commercializing our products, potential products, services and technology. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors view these announcements in a negative light, the price of our common stock could be adversely affected. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

Our trade secrets may be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and confidential know-how are difficult to protect, and we have limited control over the protection of trade secrets and confidential know-how used by our licensors, collaborators and suppliers.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our competitive position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable, and the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Courts outside the United States are sometimes less willing to protect proprietary information, technology and know-how. Furthermore, if any of our trade secrets and confidential know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be harmed.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties, and we may be subject to claims asserting ownership of what we regard as our own intellectual property.

We do and may employ individuals who were previously employed at universities or other life science companies, including our licensors, competitors or potential competitors. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, consultants, collaborators, independent contractors and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us and to not use the know-how or confidential information of their former employer or other third parties, we may be subject to claims that we or our employees, consultants, collaborators or independent contractors have inadvertently or otherwise used or disclosed know-how or confidential information of their former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property, which could result in customers seeking other sources for the technology, or in ceasing from doing business with us. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or potential product. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful, litigation could result in substantial cost and reputational loss and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, financial condition and results of operations.

In addition, while we typically require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Furthermore, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, each of which may result in claims by or against us related to the ownership of such intellectual property to determine the ownership of what we regard as our intellectual property. In addition, individuals executing agreements with us may have pre-existing or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending any of the foregoing claims, litigation could result in substantial costs and be a distraction to our management and employees.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We currently own issued trademark registrations and have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration or maintenance of the same. We cannot assure you that any currently pending trademark applications or any trademark applications we may file in the future will be approved. During trademark registration proceedings, we may receive rejections and although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unsuccessful in obtaining trademark protection for our primary brand, we may be required to change our brand name, which could adversely affect our business.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Intellectual property rights do not necessarily protect us from all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make products that are similar to any products and potential products we may develop or utilize similar technology that are not covered by the claims of the patents that we own or license now or in the future;

•

we, our licensors or current or future collaboration partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	we or our licensors or current or future collaboration partners, might not have been the first to file patent applications covering certain of our or their inventions;

•

others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our owned or licensed intellectual property rights;

•	it is possible that our pending owned or licensed patent applications or those that we may own or license in the future will not lead to issued patents;

•

issued patents that we hold rights to may not provide us with a competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities in jurisdictions where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have an adverse effect on our competitive position, business, financial condition or results of operations.

Risks Relating to Our ADSs and this Offering

The price of our ADSs may be volatile and may fluctuate due to factors beyond our control.

The initial public offering price for the ADSs was determined through negotiations between the underwriters and us, and may vary from the market price of ADSs following this offering. If you purchase ADSs in this offering, you may not be able to resell those ADSs at or above the initial public offering price. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

•	operating results that vary from our financial guidance or the expectations of securities analysts and investors;

•	the financial performance of the major end markets that we target;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	changes in government regulations;

•	financing or other corporate transactions;

•	the loss of any of our key personnel;

•	sales of our ADSs or ordinary shares by us, our executive officers and board members, holders of our ADSs or our shareholders in the future;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

•	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, the stock market in general, and pharmaceutical, biotechnology and diagnostics companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the holders of our ADSs were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

There has been no public market for our ADSs prior to this offering, and an active market may not develop in which investors can resell our ADSs.

Prior to this offering, there has been no public market for our ADSs, although our ordinary shares have traded on AIM. We cannot predict the extent to which an active market for our ADSs will develop or be sustained or how the development of such a market might affect the market price for our ADSs. The initial public offering price of our ADSs will be agreed upon between us and the underwriters based on a number of factors, including market conditions in effect at the time of the offering, which may not be indicative of the price at which our ADSs will trade following completion of the offering. Investors may not be able to sell their ADSs at or above the initial public offering price.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ADSs and our trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no or too few securities or industry analysts commence coverage on us, the trading price for our ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which might cause the price of our ADSs and trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ADSs. The failure by our management to apply these funds effectively could result in financial losses or cause the price of our ADSs to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The dual listing of our ordinary shares and our ADSs following this offering may adversely affect the liquidity and value of our ordinary shares and ADSs.

Following this offering and after our ADSs begin trading on Nasdaq, our ordinary shares will continue to be admitted to trading on AIM. We cannot predict the effect of this dual listing on the value of our ADSs and ordinary shares. However, the dual listing of our ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs in the United States. The price of our ADSs could also be adversely affected by trading in our ordinary shares on AIM. Although our ordinary shares are currently admitted to trading on AIM, we may decide to cancel the admission of our ordinary shares to trading on AIM. Cancellation of the admission of our ordinary shares to trading on AIM would require the requisite consent of shareholders in a general meeting prescribed by AIM Rules for Companies, unless the London Stock Exchange agrees otherwise. We cannot predict the effect such cancellation would have on the market price of our ADSs or ordinary shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data in our initial public offering registration statement, as compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs and ordinary shares held by non-affiliates exceeds $700 million as of any December 31 (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following June 30 (our fiscal year-end). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers, some investors may find the ADSs less attractive, and there may be a less active trading market for the ADSs.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we will be subject to corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq corporate governance listing standards. Certain corporate governance practices in the United Kingdom, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the laws of the United Kingdom nor our articles of association (“Articles of Association”) require a majority of our directors to be independent. Although we comply with the higher corporate governance standards of the U.K. Corporate Governance Code, we could include non-independent directors as members of our nomination and remuneration committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Management—Corporate Governance Practices and Foreign Private Issuer Status.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of December 31, 2020 (the end of our second fiscal quarter in the fiscal year after this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of July 1, 2021. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50 percent of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the Nasdaq, which could cause investors could lose confidence in our public reports and could have a material adverse effect on the trading price of our ADSs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business. We have identified a material weakness in our internal control over financial reporting.

As a U.K. public company traded on AIM, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act.

As a public company in the United States, we must maintain effective internal control over financial reporting in order to report in an accurate and timely manner the results of our operations and financial condition. In addition, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. The process of designing and implementing effective internal controls over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404(a), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, it is currently anticipated that our independent registered public accounting firm will be required to issue an audit report on the effectiveness of our internal control over financial reporting in the fifth annual report following the completion of this offering or the fiscal year following the date upon which we are no longer an emerging growth company, whichever is the sooner.

In connection with the implementation of the necessary procedures and practices related to our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404(a). In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their audit report.

For the fiscal year ended June 30, 2019, we identified a material weakness in our internal control over financial reporting relating to access to program and data controls within one of our key financial systems that we rely upon for certain figures within our consolidated financial statements. This material weakness remained in the fiscal year ended June 30, 2020. This system is a collection of internally built applications operated by different teams across the business. Access rights within these applications are managed via “Security Groups,” with a designated access owner in each team responsible for managing the users within these Security Groups. There are a number of Security Groups in relation to areas that impact the consolidated financial statements, but there is currently no overall formally documented policy prescribing how often the list of users within the Security Groups should be reviewed. As a result, for a number of the Security Groups, access change reviews were not performed sufficiently and regularly, and there was also no documented evidence that access change controls have been performed to ensure the appropriate individuals have the relevant access to this system.

The data from this system principally impacts two consolidated financial statement line items, namely inventory and Internally Developed Technology (“IDT”). Because the review controls that could act as compensating controls are not performed to the appropriate level of rigor and documented regularity, this has been assessed as a material weakness owing to the risk that unauthorized or inappropriate changes to underlying data in that system could be made, which are then relied upon and could then affect the two consolidated financial statement line items set out above. To date, we have not identified that this control weakness has led to any errors in our consolidated financial statements, however, there can be no assurance that we will not identify any such errors in the future. We are implementing measures designed to improve and remediate the deficiencies that are causing this material weakness through formal documentation of user access review. We expect the documentation for these measures to be in place and functioning soon, and we continue to invest in our IT systems and infrastructure to introduce further enhancements to our internal controls over financial reporting as relevant modules go live. There can be no assurance that such measures will be effective to remediate the material weakness.

Internal review of our internal controls over financial reporting or the subsequent testing of these by our independent registered public accounting firm may reveal other deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses that could result in a material misstatement of our consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(a) or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our ADSs.

We will incur increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a U.S. public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may increase the cost of our director and officer liability insurance.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Future sales, or the possibility of future sales, of a substantial number of our ADSs could adversely affect the price of our ADSs.

Future sales of a substantial number of our ADSs, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. Based upon the number of shares outstanding as of                 ,     2020, after giving effect to this offering, we will have              ordinary shares outstanding. ADSs sold in this offering may be resold in the public market immediately without restriction, unless purchased by our affiliates. Upon completion of this offering, we will have              ordinary shares outstanding, approximately              of which will be subject to 90-day lock-up agreements entered into by our directors and officers described in the “Ordinary Shares and ADSs Eligible for Future Sale” and “Underwriters.” The representatives of the underwriters may, in their sole discretion, release all or any portion of the equity securities subject to the lock-up agreements prior to the expiration of the lock-up agreements. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If you purchase ADSs in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our ADSs in this offering to be substantially higher than the net tangible book value per ADS prior to this offering. Therefore, if you purchase ADSs in this offering, you will pay a price per ADS that substantially exceeds our net tangible book value per ADS after this offering. To the extent outstanding options are exercised for ordinary shares, you may experience further dilution. Based on the assumed initial public offering price of $             per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                 , 2020 (based on an assumed exchange rate of £1.00 to $1.        ), you will experience immediate dilution of $             per ADS, representing the difference between our net tangible book value per ADS and per ordinary share after giving effect to this and the assumed offering price. See “Dilution.”

If we issue shares in future financings, shareholders may experience dilution and, as a result, our ADS price may decline.

We may from time to time issue additional shares at a discount from the trading price of our shares. As a result, our shareholders would experience immediate dilution upon the issuance of any of our shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt or equity securities. If we issue shares or securities convertible into shares of our share capital, our shareholders would experience additional dilution and, as a result, our ADS price may decline.

Because we may not pay any cash dividends on our ADSs in the future, capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment.

Under current U.K. law, a company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, must exceed its accumulated realized losses so far as not previously written off in a reduction or reorganization of capital duly made (on a non-consolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. As a result, capital appreciation, if any, on our ADSs may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the offering price. See “Dividend Policy.”

Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.

Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is sometimes perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the main market of the London Stock Exchange, New York Stock Exchange or Nasdaq. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only half-yearly, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-quoted companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares, our ADSs, or of the ordinary shares underlying our ADSs, may not reflect the underlying value of our company.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

ADS holders may only exercise voting rights with respect to the ordinary shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the ordinary shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the ordinary shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying ordinary shares. You also may not know about the meeting far enough in advance to request a temporary registration.

The depositary will try, as far as practical, to vote the ordinary shares underlying the ADSs as instructed by the ADS holders. In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a discretionary proxy to a person designated by us to vote the ordinary shares underlying your ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be adversely affected. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote that you may have with respect to the underlying ordinary shares, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested. In addition, the depositary is only required to notify you of any particular vote if it receives notice from us in advance of the scheduled meeting.

You will not be directly holding our ordinary shares. Holders of the ADSs will not be able to exercise the preemptive subscription rights related to the ordinary shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our ordinary shares.

English law generally provides shareholders with preemptive rights when new shares are issued for cash. Shareholders’ preemptive subscription rights, in the event of issuances of ordinary shares against cash payment, may be disapplied by a special resolution of the shareholders at a general meeting of our shareholders. On November 13, 2019, our shareholders approved the exclusion of preemptive rights, with such authority expiring at the conclusion of our next annual general meeting or, if earlier, the date 15 months after the date of approval. Such exclusion will need to be renewed upon expiration (i.e., on the conclusion of our next annual general meeting or, if earlier, the date 15 months after November 13, 2019) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). The absence of preemptive rights for existing equity holders may cause dilution to such holders.

Furthermore, the ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such preemptive subscription rights related to the ordinary shares that they represent. Rather, the depositary is required to endeavor to sell any such subscription rights that may accrue to the ordinary shares underlying the ADSs and to remit the net proceeds therefrom to the ADS holders pro rata. In addition, if the depositary is unable to sell rights, the depositary will allow the rights to lapse, in which case you will receive no value for these rights. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in ordinary shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.

Purchasers of ADSs in this offering may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for our ADSs has agreed to pay to purchasers of ADSs in this offering the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Purchasers of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that purchasers of ADSs in this offering may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to them. These restrictions may have a material adverse effect on the value of a purchaser’s ADSs.

Purchasers of ADSs in this offering may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.

However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. While to our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

ADS holders have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. This choice of forum provision may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find such choice of forum provisions to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by our ADS holders to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must also be brought in federal court. Our ADS holders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006 (the “Companies Act 2006”), and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under English law. Substantially all of our assets are located outside the United States. The majority of our management and board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether U.K. courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our executive officers, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

If we are classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may incur adverse tax consequences.

Based on the nature and composition of our income, assets and operations and the income, assets and operations of our subsidiaries, we do not believe that we are currently a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”), and we do not expect to be a PFIC in the foreseeable future. However, this is a factual determination that depends on, among other things, the nature and composition of our income and assets, and the market value of our shares and assets, including the nature and composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, no assurance can be given that we will not be classified as a PFIC for the current taxable year or any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder (as defined below under “Material Tax Considerations—Material United States Federal Income Tax Considerations”) holds the ordinary shares or ADSs, U.S. Holders may suffer material adverse tax consequences, including with respect to any “excess distribution” received from us and any gain from a sale or other taxable disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the ordinary shares or ADSs and the potential consequences related thereto. See “Material Tax Considerations—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

If a United States person is treated as owning at least 10% of the ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person (as defined in the Internal Revenue Code of 1986, as amended) is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the ordinary shares or ADSs, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (a “CFC”) in our group (if any). Under current law, if our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether the Company makes any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist holders of the ordinary shares or ADSs in determining whether we or any of our non-U.S. subsidiaries are treated as a CFC or whether any holder of the ordinary shares or ADSs is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. A U.S. Holder should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares or ADSs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	a regional or global health pandemic, including COVID-19, could severely affect our business, including due to impacts on our operations and supply chains;

•	challenges in implementing our strategies for revenue growth in light of competitive challenges;

•	developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive;

•	failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire;

•	if our customers discontinue or spend less on research, development, production or other scientific endeavors;

•	failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs;

•	cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions;

•	failing to successfully manage our current and potential future growth;

•	any significant interruptions in our operations;

•	if our products fail to satisfy applicable quality criteria, specifications and performance standards;

•	failing to maintain our brand and reputation;

•	any losses of a significant number of our customers or reduction in orders from a significant number of customers;

•	risks associated with our global operations;

•	failing to maintain and enhance our brand;

•	our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and

•

as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our ADSs.

You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million              (or approximately $             million if the underwriters exercise their option to purchase additional ADSs from us in full), after deducting the underwriting commission and estimated offering expenses payable by us, based on an assumed initial public offering price of $             per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                 , 2020 (based on an assumed exchange rate of £1.00 to $1.        ).

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. Each increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of ADSs by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

The principal purposes of this offering are to create a public market for our ADSs, facilitate greater access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital, general corporate purposes and to fund incremental growth, including for possible acquisitions. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering.

DIVIDEND POLICY

In the future, our board of directors may decide, in its discretion, whether dividends may be proposed (in respect of final dividends) or declared and paid (in respect of interim dividends). Under English law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

In the years ended June 30, 2019 and 2020, we declared and paid dividends of an aggregate of £24.9 million and £25.0 million, respectively.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2020, as follows:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of ADSs in this offering at the assumed initial public offering price of $              per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                 , 2020 (based on an assumed exchange rate of £1.00 to $1.        ), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and “Use of Proceeds,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus. For the convenience of the reader, we have translated pound sterling amounts in the table below as of June 30, 2020 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2020, which was £1.00 to $1.2369. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

	As of June 30, 2020
	Actual		As Adjusted(1)
	(in millions, except share and per share amounts)
Cash and cash equivalents	£187.3	$231.7	£		$

Borrowings(2)	£106.4	$131.6		£—		$—
Lease liabilities, including current portion(3)	127.8	158.0

Total debt, including current portion	£234.2	$289.6		£—		$—
Shareholders’ equity:
Share capital	0.4	0.5
Share premium account	138.2	170.9
Merger reserve	68.6	84.9
Own shares	(2.5)	(3.1)
Translation reserve	42.9	53.1
Hedging reserve	(0.7)	(0.9)
Retained earnings	255.7	316.3

Total equity	502.6	621.7

Total capitalization	£736.8	$911.3	£		$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $             per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                 , 2020 (based on an assumed exchange rate of £1.00 to $1.        ), would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium account, total equity and total capitalization by approximately $             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium account, total equity and total capitalization by approximately $             million, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions.

(2)	Borrowings are comprised of drawings on our revolving credit facility all of which are classified as current.
(3)	Comprises lease liabilities following the adoption of IFRS 16.

As adjusted equity amounts shown in the table above exclude the impact of:

•	ordinary shares issuable upon the exercise of options outstanding under our equity incentive plans as of , 2020 at a weighted average exercise price of $ per share; and

•	ordinary shares reserved for future issuance under our equity incentive plans as described in “Management—Equity Compensation Arrangements.”

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per share immediately following the consummation of this offering.

At June 30, 2020, we had a historical net tangible book value of $155.4 million, corresponding to a net tangible book value of $             per share or $             per ADS based on an ordinary share to ADS ratio of             . Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.

After giving effect to the sale by us of              ADSs (representing an aggregate of              ordinary shares) in this offering at the assumed initial public offering price of $             per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                 , 2020 (based on an assumed exchange rate of £1.00 to $1.         ), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 2020 would have been approximately $             million, representing $             per share or $             per ADS. This represents an immediate increase in net tangible book value of $             per share or $             per ADS to existing shareholders and an immediate dilution in net tangible book value of $             per share or $             per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. Dilution in net tangible book value per ADS to new investors is determined by subtracting as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price per ADS paid by new investors.

The following table illustrates this dilution to new investors purchasing ADSs in the offering.

Assumed initial public offering price		$
Historical net tangible book value per ADS as of June 30, 2020	$
Increase in net tangible book value per ADS attributable to this offering

As adjusted net tangible book value per ADS after this offering

Dilution per ADS to new investors in this offering		$

If the underwriters exercise their option to purchase additional ADSs from us in full, our as adjusted net tangible book value per ADS after this offering would be $             per ADS, representing an immediate increase in as adjusted net tangible book value per ADS of $             per ADS to existing shareholders and immediate dilution of $             per ADS in as adjusted net tangible book value per ADS to new investors purchasing ADSs in this offering, based on an assumed initial public offering price of $             per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                 , 2020 (based on an assumed exchange rate of £1.00 to $1.         ).

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                 , 2020 (based on an assumed exchange rate of £1.00 to $1.        ), respectively, would increase (decrease) the as adjusted net tangible book value after this offering by $             per ADS and the dilution per share to new investors in the offering by $             per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, as of June 30, 2020, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing ADSs in this offering.

	ADSs Purchased			Ordinary Shares Purchased			Total Consideration			Average Price Per Share	Average Price Per ADS
	Number	Percent		Number	Percent		Amount	Percent
Existing shareholders			%			%	$		%	$	$
New investors

Total			%			%	$		%	$	$

To the extent any of our outstanding options is exercised, there will be further dilution to new investors.

If the underwriters exercise their option to purchase additional ADSs from us in full:

•	the percentage of ordinary shares held by existing shareholders will decrease to approximately % of the total number of our ordinary shares outstanding after this offering; and

•	the number of shares held by new investors will increase to approximately % of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected historical consolidated financial data as of and for the years ended June 30, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

We maintain our books and records in pounds sterling, and we prepare our financial statements in accordance with IFRS as issued by the IASB. We report our financial results in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts in the tables below as of June 30, 2020 and for the year ended June 30, 2020 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2020, which was £1.00 to $1.2369. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

	Fiscal Year Ended June 30,
	2019	2020	2020
	(in millions, except per share data)
Consolidated Income Statement:
Revenue	£259.9	£260.0	$321.6
Cost of sales	(76.7)	(79.8)	(98.7)

Gross profit	183.2	180.2	222.9

Selling, general and administrative expenses
Before exceptional items and amortization of acquisition intangibles	(88.9)	(118.3)	(146.3)
Exceptional items and amortization of acquisition intangibles	(23.2)	(13.1)	(16.2)
Research and development expenses
Before amortization of acquisition intangibles	(10.7)	(17.4)	(21.5)
Amortization of acquisition intangibles	(4.3)	(20.9)	(25.9)

Operating profit	56.1	10.5	13.0
Finance income	0.6	0.7	0.9
Finance costs	(0.3)	(2.8)	(3.5)

Profit before tax	56.4	8.4	10.4

Tax (charge) / credit	(11.4)	4.1	5.1

Profit for the year	£45.0	£12.5	$15.5

Basic earnings per share	£0.220	£0.060	$0.074
Diluted earnings per share	£0.218	£0.60	$0.074
Weighted average ordinary shares for the purposes of basic earnings per share	204.9	207.6	207.6
Weighted average ordinary shares for the purposes of diluted earnings per share	206.7	209.6	209.6

	Fiscal Year Ended June 30,
	2019	2020	2020
	(in millions)
Consolidated Cash Flow Statement:
Net cash inflow from operating activities	£70.2	£63.0	$77.9
Net cash outflow from investing activities	(49.9)	(148.1)	(183.2)
Net cash (outflow) / inflow from financing activities	(24.7)	184.6	228.3
(Decrease)/increase in cash and cash equivalents	(4.4)	99.5	123.1

	As of June 30,
	2019	2020
	(in millions)
Consolidated Balance Sheet items:
Cash and cash equivalents	£87.1	£187.3	$231.7
Total assets	446.7	811.4	1,003.6
Total liabilities	(61.9)	(308.8)	(382.0)
Share capital and share premium account	27.4	138.6	171.4
Retained earnings	260.1	255.7	316.3
Total equity attributable to the equity shareholders of the parent	384.8	502.6	621.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a global life science company focused on identifying, developing and distributing high-quality reagents and tools for our customers at the forefront of life science research. Our products are used by researchers to study biological pathways, which is critical for scientific research, diagnostics and drug discovery. Our mission is to provide life science researchers with highly validated products and services to advance biological research and achieve their goals faster. We do this by continuously innovating and providing our customers with high-quality tools, together with expert customer support. Our product offering includes an extensive portfolio of antibodies and related protein research tools that are fundamental to our customers’ research and experimental workflow. Our customers are primarily scientists and researchers in academic institutions, research institutes and pharmaceutical, biotechnology and diagnostics companies. Headquartered in Cambridge, United Kingdom, we operate across 15 locations around the world, supported by our world-class team of approximately 1,500 employees, including over 200 with PhDs, and have served customers in over 130 countries.

We offer a large and differentiated portfolio of approximately 100,000 products with over 300,000 SKUs as of June 30, 2020. Our flexible sourcing model enables us to grow our product offering in line with researchers’ needs. This is achieved by developing and manufacturing in-house products, as well as sourcing products from our OEM suppliers. We demand high product quality standards from our suppliers, and we enhance the utility of these products for our customers by providing additional data and product validation as well as by making them available through our global distribution platform and customer service. Over the last five years, we have increased focus on the development of in-house products for research areas we expect to have high demand. This focus has seen our proprietary product portfolio grow to represent 51% of our total revenue for the fiscal year ended June 30, 2020, compared to 28% of our total revenue in the fiscal year ended June 30, 2012.

We are continuously expanding our portfolio to provide our customers with additional solutions and further expand within our addressable markets. Utilizing the foundations laid by our innovation platform and strategic acquisitions, our strategy is to leverage our capabilities to continue expansion into adjacencies and more comprehensive product offerings, including primary conjugated antibodies, singleplex and multiplex immunoassays, proteins and edited cell lines. In addition, through partnerships with biopharmaceutical and diagnostic companies, the potential application of our products is being extended into diagnostic and therapeutic markets.

Since 2001, we have sold our products and services to customers in over 130 countries through a variety of channels, including our ecommerce sites, a network of distributors and a targeted field sales team. In the fiscal year ended June 30, 2020, our worldwide customer base consisted of approximately 750,000 life science researchers. As of June 30, 2020, we had seven manufacturing facilities and a global distribution network that enables prompt delivery to our customers, with orders generally shipped within 24 to 48 hours of ordering.

We recorded revenue of £260.0 million, profit for the year of £12.5 million and Adjusted Operating Profit of £44.5 million for the fiscal year ended June 30, 2020. Revenue was broadly flat for the fiscal year ended

June 30, 2020, as compared to the same period in the prior year. For the definition of Adjusted Operating Profit and reconciliation of Adjusted Operating Profit to profit for the year, please see “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures.”

We present our results of operations in the same way that we manage our business, evaluate our performance and allocate our resources. We have determined that we only have one reportable segment, which is the sale of antibodies and related products.

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Strategic Acquisitions

We have made, and intend to continue to make, strategic acquisitions in our existing and adjacent customer markets to supplement our organic growth, solidify our current market presence and expand into new markets. We acquired the proteomics and immunology businesses of Expedeon AG (the “Expedeon Acquisition”) in January 2020 for £104.2 million, and we also made other acquisitions for a total consideration of £14.3 million in the fiscal years ended June 30, 2019 and 2020, comprising:

•	March 2020: Marker Gene Technologies, Inc., a company specializing in assay kits;

•	January 2020: Certain business assets of Applied StemCell, Inc., a gene editing platform and oncology product portfolio;

•	July 2019: the entire live cell line and lysates portfolio of EdiGene; and

•	January 2019: Calico Biolabs, Inc., a custom antibody company.

Our strategic acquisitions may affect our business growth and the comparability of our financial results. With the exception of the Expedeon Acquisition, the effects that these acquisitions had on our overall revenue and profitability in the fiscal years that they were acquired were relatively small. The Expedeon Acquisition contributed £5.9 million to revenue and £0.3 million to profit before tax for the period from acquisition to June 30, 2020. If the Expedeon Acquisition had been completed at the beginning of the fiscal year ended June 30, 2020, our revenue and profit before tax would have increased by £10.7 million and decreased by £0.3 million, respectively.

We intend to continue to selectively pursue strategic acquisitions to further strengthen our competitiveness. We will evaluate and execute opportunities that complement and scale our business, optimize our profitability, help us expand into adjacent markets and add new capabilities to our business.

Product Mix, Growth and Innovation

We offer a variety of products, and the products in our portfolio are sold at different prices and in different volumes. In any particular period, changes in the volume of particular products sold across our various markets and the prices of those products relative to other products will impact our cost of sales, our gross profit and our gross margin. We continue to increase our focus on our innovation platform to extend and improve our in-house proprietary product offering, which we believe will continue to expand our market share in research use markets and enable us to extend our product offering. Sales of in-house products generate a substantially higher gross margin than OEM product sales, and we also believe that in-house products will support continued market share expansion in research use markets while also enabling us to extend our product offering, through industry partners, to clinical applications. We expect to continue to devote significant resources to developing innovative new products, both as part of our existing portfolio and in complementary and adjacent markets. The acceptance and growth of such new products may vary. The volume of our products sold during a given period in any particular market will depend in part on our successfully introducing new products that generate additional demand as well as the extent to which new products may impact our sales of existing products.

Seasonality

We experience modest seasonal customer demand, generally as a result of vacation and academic schedules of our worldwide customer base. We typically see minor slowdowns around the summer and winter holidays and a slight increase during the academic year. We believe that this is caused by factors unique to those particular product markets such as customer manufacturing schedules, inventory levels in the supply chain and government approval processes. As a result, we may see fluctuations across periods as the timing of our customers’ demand for certain products may change.

Currency Exchange Rates

We have substantial global operations whose financial condition and results of operations have been and will continue to be impacted by changes in the exchange rate of the pound sterling into other currencies. See “—Quantitative and Qualitative Disclosure about Market Risk—Currency Risk” below.

Impact of COVID-19 Pandemic

The COVID-19 pandemic has adversely affected, and is expected to continue to adversely affect, elements of our business (including elements of our operations, supply chains and distribution systems). We are continuing to monitor closely how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located around the world, so while certain facilities were shut down or operating at reduced capacity, our other locations were able to continue operating as normal. The pandemic reduced demand during the second half of the fiscal year ended June 30, 2020 as research laboratories globally were temporarily shut down or operating at reduced capacity, resulting in a decline in revenue in the second half of the fiscal year of approximately 10% compared with the second half of the fiscal year ended June 30, 2019. Our monthly revenue compared to the same period in the prior year decreased by 37.6% in April, 26.2% in May and 0.2% in June 2020. Although we have seen a reduction in demand due to the ongoing COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers even at a reduced level until their activities return to normal. In April 2020, we began to see the reopening of laboratories in certain countries in Europe, and we have continued to see a gradual increase in activity across all regions since then. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world.

We have not furloughed any of our staff and have not elected to participate in any of the other COVID-19 related government assistance schemes that have been implemented globally. On March 17, 2020, we drew £25 million on our revolving credit facility to provide sufficient flexibility through the COVID-19 pandemic. We have not sought or obtained any other funding as a result of the COVID-19 pandemic.

While we see demand and revenue returning, there remains significant uncertainty and geographical variation with regards to our outlook, particularly in North America where the number of COVID-19 cases is rising in several states with large research lab demand. We expect that our fiscal year 2021 results will be impacted by the COVID-19 pandemic; however, it is not possible to predict the ultimate impact of the developments described above or the full duration and impact of the pandemic.

Key Indicators of Performance and Financial Condition

The key indicators of performance and financial condition we monitor are set forth below. The following table sets forth our key financial and operating performance indicators for the fiscal years ended June 30, 2019 and 2020.

	Fiscal Year Ended June 30,
	2019	2020
	(in millions, except as otherwise stated)
Total CER revenue growth(1)	—	(1.4)%
Net cash inflow from operating activities	£70.2	£63.0
Free Cash Flow(2)	£34.3	£19.0
Profit for the year	£45.0	£12.5
Adjusted Operating Profit(3)	£83.6	£44.5
Adjusted Operating Profit Margin(4)	32.2%	17.1%
ROCE(5)	20.8%	6.8%
Diluted earnings per share	£0.218	£0.060
Adjusted Diluted earnings per share(6)	£0.326	£0.166

(1)

Total Constant Exchange Rates (“CER”) revenue growth is our total revenue growth from one fiscal year to the next on a constant exchange rate basis. We measure CER revenue growth by applying the prior fiscal year’s actual exchange rates for each month to the current fiscal year’s equivalent monthly results. We use this measure to identify the relative year-on-year performance of the business by removing the impact of currency movements that are outside of management’s control. Please see “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for a reconciliation of Total CER revenue growth to the most directly comparable IFRS financial performance measure and why we consider it useful.

(2)

Free Cash Flow is defined as net cash inflow from operating activities less net capital expenditure, transfer of cash from/(to) escrow in respect of future capital expenditure and the principal and interest elements of lease obligations. Free Cash Flow provides an indication of the amount of cash available for discretionary investing or financing after removing capital related items. Free Cash Flow may not be comparable to other similarly titled metrics of others. Please see “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for a reconciliation of Free Cash Flow to the most directly comparable IFRS financial performance measure and why we consider it useful.

(3)

Adjusted Operating Profit is defined as profit for the year before taking account of finance income, finance costs, tax, exceptional items and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from year to year. Exceptional items currently consist of the impairment of intangible assets, systems and process improvement costs, acquisition costs, integration and reorganization costs and amortization of acquisition intangibles. Adjusted Operating Profit may not be comparable to other similarly titled metrics of others. Please see “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for a reconciliation of Adjusted Operating Profit to the most directly comparable IFRS financial performance measure and why we consider it useful.

(4)

Adjusted Operating Profit Margin is defined as Adjusted Operating Profit calculated as a percentage of revenue. Adjusted Operating Profit Margin may not be comparable to other similarly titled metrics of others. Please see “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for a reconciliation of Adjusted Operating Profit Margin to the most directly comparable IFRS financial performance measure and why we consider it useful.

(5)

Return On Capital Employed (“ROCE”) is defined as Adjusted Operating Profit divided by capital employed, which is defined as total assets less current liabilities. We believe that ROCE is a key tool in measuring our financial efficiency and ability to create future growth in value. We aim to maintain ROCE at a level above our estimated cost of capital. ROCE may not be comparable to other similarly titled metrics of others. Please see “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for a reconciliation of ROCE to the most directly comparable IFRS financial performance measure and why we consider it useful.
(6)

Adjusted Diluted earnings per share is defined as Adjusted profit for the year divided by the weighted average number of ordinary shares for the purposes of diluted earnings per share. Adjusted profit for the year used in this calculation is defined as profit for the year less system and process improvement costs, costs associated with our new headquarters including depreciation of assets not yet brought into use prior to occupation of the building, which were only applicable to the fiscal year ended June 30, 2019, acquisition costs, integration and reorganization costs, impairment of intangible assets, amortization of acquisition intangibles, the tax effect of these items, a tax credit arising from “patent box” claims and the net tax effect of new U.S. tax legislation. Adjusted Diluted earnings per share is calculated with an adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. We use Adjusted Diluted earnings per share to measure underlying profitability and to reflect the other adjusted performance measures used. Adjusted Diluted earnings per share may not be comparable to other similarly titled metrics of others. Please see “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures” for a reconciliation of Adjusted Diluted earnings per share to the most directly comparable IFRS financial performance measure and why we consider it useful.

Components of Our Results of Operations

Revenue. Our revenue primarily consists of catalogue product sales. Revenue from sales of goods, including revenue generated from products sold from our catalogue and IVD, and which represents the significant majority of our revenue, is recognized upon the earlier of delivery to the customer or the point at which the customer takes control of the goods, if this is sooner. We also earn revenue from custom products and licensing, which we call our Custom Products and Licensing revenue. Custom product and service revenue, which can be the provision of a service or the development of products for customers, is recognized at the point at which a milestone, as defined in the contract, has been completed. Every milestone is typically aligned to a customer deliverable, for example, the amount of services provided, a deliverable arising from the services or the number of products successfully developed and provided to the customers, and accordingly is considered to be a performance obligation. Each milestone has a defined transaction price. If it is identified that the costs will be in excess of the contract revenue, the expected loss is recognized as an expense immediately. License fee income is recognized upon delivery of the licensed technology where our continued performance or future research and development services are not required. Royalty revenue is recognized on an accruals basis based on the contractual terms and the substance of the agreements with the counterparty, provided that the amount can be reliably measured and it is probable that the economic benefit will flow to us.

Cost of sales. Cost of sales primarily consists of:

•	product costs, which are the costs of inventory associated with a sale, including manufacture costs;

•

costs incurred in bringing goods into a position where they can be sold, for example: shipping costs that are necessarily incurred to bring the inventory to be ready for distribution to customers or distributors as well as those shipping costs incurred for onward distribution to customers; packaging costs incurred on sales; and expenses incurred in moving inventory from one of our locations to another one of our locations; and

•

other components, such as: inventory provisioning and write off expenses; free of charge replacements, which are provided to customers if any problems with the products they ordered were identified; service costs, which are incurred in the provision of custom products or services and are recognized in line with service revenue. Service costs vary depending on whether revenue is recognized at a point in time or over a period of time; if revenue is recognized over time, the costs are recognized as incurred, and when a performance obligation exists and any costs that were deferred have been fulfilled, then these are recognized in cost of sales; and royalty fees payable for products under license.

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by changes in product mix and changes in foreign currency exchange rates. Gross margin is impacted by the mix of our products growing at different rates or differing growth rates within different geographic territories, as well as future acquisitions and productivity improvements to our manufacturing sites as we introduce more automation.

Selling, general and administrative. Selling, general and administrative expenses primarily consist of salaries and related benefits, including share-based compensation for all functions other than research and development. Other general and administrative costs include marketing expenses, facility-related costs and professional services fees for auditing, tax and general legal services, as well as expenses associated with the requirements of being a listed public company on AIM. We expect that our general and administrative costs will increase in the future as our business expands and we increase our headcount to support the expected growth in our operating activities. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a U.S. public company, including expenses related to services associated with maintaining compliance with stock exchange rules and SEC requirements, director compensation, insurance and investor relations costs.

Research and development expenses. Research activities, which are the early stages of product development, are expensed as incurred up until products reach commercial feasibility, after which point such development costs are capitalized and amortized over the anticipated commercial life of the asset. Such research and development expenses, which are expected to increase in the future, consist of salary-related benefits, including share-based compensation for research and development staff, costs of related facilities, materials and equipment, costs associated with obtaining and maintaining patents and other intellectual property, depreciation of research and development specific assets and amortization of capitalized research, and development projects, and include an offset in respect of research and development tax credits as described further below. Development activities generally relate to creating new products, creating variations of existing products, modifying existing products to meet new applications or developing new technology platforms from which to derive new products, but these costs are only capitalized once commercial feasibility is attained whereby this category of capitalized cost is described as Internally Developed Technology (“IDT”).

As a company that carries out extensive research and development activities, we benefit in the U.K. from the HMRC research and development expenditure credit (“RDEC”) incentive. Based on criteria established by HMRC, a portion of expenditures incurred in relation to our research and development and manufacturing development activities are eligible for the RDEC incentive. Qualifying expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. The U.K. research and development tax credit of 13% on qualifying costs is received in cash from HMRC and is not dependent on current or future taxable income. Such credits, once obtained, are accounted as reductions in research and development expense in the period in which the expenditures are claimed.

Exceptional items and amortization of acquisition intangibles. Exceptional items and amortization of acquisition intangibles is comprised of certain cash and non-cash items that we believe are not reflective of the normal course of our business and where the separate disclosure of such items enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of underlying performance of the business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from year to year. Current components consist of impairment of intangible assets, systems and process improvement costs associated with our strategic ERP implementation which commenced in 2016, acquisition costs and integration and reorganization costs.

Amortization of acquisition intangibles relates to the amortization of intangible assets brought onto the balance sheet at a fair value in accordance with IFRS 3 and arising specifically from acquisition activity.

Finance income. Finance income is comprised of interest received or receivable on cash deposits.

Finance costs. Finance costs consist mainly of the amortization of upfront fees incurred in setting up our revolving credit facility and other related facility fees, such as those for non-utilization. Finance costs additionally include interest expense on our revolving credit facility that was drawn down during the fiscal year ended June 30, 2020 and is treated as short term debt. We have no other borrowings upon which interest could be incurred. Finance costs also include interest expense representing the unwinding of discounted lease liabilities in respect of assets now presented on our balance sheet in accordance with IFRS 16, which became effective for us on July 1, 2019.

Tax. Our tax credit or expense consists of income taxes, with U.K. income being taxed at the U.K. rate of tax and taxation for other jurisdictions calculated at the rates prevailing in each respective jurisdiction. Tax also includes the unwinding of temporary differences caused mainly by the manner in which intangible assets related to acquisitions are recognized, and therefore amortized, in our consolidated financial statements compared to the individual entity financial statements, which is the basis upon which taxation is calculated.

We also benefit from the U.K. “patent box” regime that allows profits attributable to revenue from patents registered in the United Kingdom or European Union or patented products to be taxed at effective rate of 10%, rather than the usual U.K. statutory rate of 19%.

Segment Reporting

We present our results of operations in the same way that we manage our business, evaluate our performance and allocate our resources. We have concluded that we have only one core business activity, and there are no separately identifiable business segments that provide individual products or services or a group of related products and services that would be subject to separate risks and returns. The financial information reported to our Chief Executive Officer, who is considered our chief operating decision maker, for the purposes of resource allocation and assessment of performance is based wholly on our overall activities. Therefore, we have determined that we only have one reportable segment, which is the sale of antibodies and related products.

Results of Operations

Fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2020

The following tables set forth our results of operations in pounds sterling and as a percentage of revenue for the fiscal years ended June 30, 2019 and 2020:

	Fiscal Year Ended June 30,
	2019	2020
	(in millions)
Revenue	£259.9	£260.0
Cost of sales	(76.7)	(79.8)

Gross profit	183.2	180.2

Selling, general and administrative expenses:
Before exceptional items and amortization of acquisition intangibles	(88.9)	(118.3)
Exceptional items and amortization of acquisition intangibles	(23.2)	(13.1)
Research and development expenses
Before exceptional items and amortization of acquisition intangibles	(10.7)	(17.4)
Exceptional items and amortization of acquisition intangibles	(4.3)	(20.9)

Operating profit	56.1	10.5
Finance income	0.6	0.7
Finance costs	(0.3)	(2.8)

Profit before tax	56.4	8.4

Tax (charge) / credit	(11.4)	4.1

Profit for the year	£45.0	£12.5

	Fiscal Year Ended June 30,
	2019	2020
	(as a % of revenue)
Revenue	100.0%	100.0%
Cost of sales	(29.5)	(30.7)

Gross profit	70.5	69.3

Selling, general and administrative expenses:
Before exceptional items and amortization of acquisition intangibles	(34.2)	(45.6)
Exceptional items and amortization of acquisition intangibles	(8.9)	(5.0)
Research and development expenses
Before exceptional items and amortization of acquisition intangibles	(4.1)	(6.7)
Exceptional items and amortization of acquisition intangibles	(1.7)	(8.0)

Operating profit	21.6	4.0
Finance income	0.2	0.3
Finance costs	(0.1)	(1.1)

Profit before tax	21.7	3.2

Tax (charge) / credit	(4.4)	1.6

Profit for the year	17.3%	4.8%

Revenue

Revenue increased by £0.1 million to £260.0 million for the fiscal year ended June 30, 2020 from £259.9 million for the fiscal year ended June 30, 2019. After delivering growth of 10.8% in the first half of the fiscal year ended June 30, 2020, revenue in the second half declined by 9.9%, impacted by the onset and spread of COVID-19, where we saw a reduction in demand as research laboratories globally temporarily shut down or reduced activity. We continued to serve the needs of laboratories that remained open, but due to the demand reduction, monthly reported revenue compared with the equivalent month in the prior fiscal year decreased by 7.2% in March, 37.6% in April, 26.2% in May and 0.2% in June, resulting in the overall second half decline of 9.9% compared to the prior year. The impact on revenue seen in the second half reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. In addition, the pound sterling was weaker against the basket of foreign currencies in which we trade, which positively impacted our reported revenue.

Including Custom Products and Licensing revenue, discussed in more detail below, total revenue from in-house products and services increased by 6.3% to £131.3 million, compared to £123.5 million for the fiscal year ended June 30, 2019, representing 50.5% of our total revenue, with an equivalent reduction in OEM products of 5.6% to £128.7 million, compared to £136.4 million in the fiscal year ended June 30, 2019.

Our main source of revenue, catalogue product sales, increased by £0.3 million to £243.1 million for the fiscal year ended June 30, 2020 from £242.8 million for the fiscal year ended June 30, 2019 and comprised 93.5% of our total revenue. From a product perspective, our key growth drivers were recombinant antibodies, sales of which grew 7.0% to £63.2 million in the fiscal year ended June 30, 2020, and immunoassays, sales of which grew 23.7% to £22.9 million in the same period. Together, these categories contributed 35.4% of catalogue revenue for the fiscal year ended June 30, 2020 compared with 32.0% for the fiscal year ended June 30, 2019. Within catalogue revenue, in-house products delivered a strong relative performance, increasing by 7.5% to £114.4 million or 47.1% of total catalogue revenue in the fiscal year ended June 30, 2020, as compared to 43.8% in the fiscal year ended June 30, 2019. Regionally, in respect of catalogue revenue, all of our markets were adversely impacted by COVID-19 in the second half of the fiscal year ended June 30, 2020, with the Americas and China seeing the greatest impact, resulting in declines of 4.4% and 1.8% over the full year, respectively. EMEA, Japan and the Rest of Asia Pacific fared better, and overall, these regions delivered reported growth of 3.0%, 11.9% and 8.1% for the full year with these three regions collectively comprising 44.1% of our catalogue revenue in the fiscal year ended June 30, 2020.

Our revenue from Custom Products and Licensing, which accounted for 6.5% of our total revenue in the fiscal year ended June 30, 2020, and which comprises custom antibody development services, IVD sales and royalty and license income, decreased by £0.2 million to £16.9 million during the fiscal year ended June 30, 2020 compared with £17.1 million for the fiscal year ended June 30, 2019. Custom products and services revenue increased by 16.7% to £6.3 million for the fiscal year ended June 30, 2020, compared with £5.4 million for the fiscal year ended June 30, 2019. Our royalties and licensing revenue increased 22.9% to £5.9 million for the fiscal year ended June 30, 2020 compared with £4.8 million for the fiscal year ended June 30, 2019, part of which was a result of the Expedeon Acquisition. IVD sales declined to £4.7 million for the fiscal year ended June 30, 2020, compared with £6.9 million for the fiscal year ended June 30, 2019. IVD sales were lower than expected due to the certain purchasing delays of IVD products experienced in the first half of the year and that continued into the second half.

Our revenue is broken down into the following geographical components:

	Fiscal Year Ended June 30,
	2019	2020
	(in millions)
The Americas	£117.5	£112.4
EMEA	67.1	69.3
China	39.9	39.5
Japan	16.9	18.8
Rest of Asia Pacific	18.5	20.0

Total revenue	£259.9	£260.0

Revenue by type can be further broken down as follows:

	Fiscal Year Ended June 30,
	2019	2020
	(in millions)
Catalogue revenue	£242.8	£243.1
Custom products and services	5.4	6.3
IVD	6.9	4.7
Royalties and licenses	4.8	5.9

Custom Products and Licensing revenue sub-total	£17.1	£16.9

Total revenue	£259.9	£260.0

Catalogue revenue can be further broken down as follows:

	Fiscal Year Ended
	2019	2020
	(in millions)
In-house products	£106.4	£114.4
OEM products	136.4	128.7

Catalogue revenue sub-total	£242.8	£243.1

Cost of sales

Cost of sales increased by £3.1 million, or 4.0%, to £79.8 million for the fiscal year ended June 30, 2020 from £76.7 million for the fiscal year ended June 30, 2019, which was primarily driven by an increase of £2.2 million in costs of custom services provided, but also was influenced by the inclusion of the Expedeon Acquisition since January 2020 and £0.6 million in shipping costs, which was mainly a result of the increase in shipping costs that were not passed on to customers.

Gross profit and gross margin

Gross profit decreased by £3.0 million, or 1.6%, to £180.2 million for the fiscal year ended June 30, 2020 from £183.2 million for the fiscal year ended June 30, 2019, and gross margin decreased by 120 basis points to 69.3% for the fiscal year ended June 30, 2020 from 70.5% for the fiscal year ended June 30, 2019. The decrease was primarily a result of weaker revenue and margins within Custom Product and Licensing, where Custom Products and Services typically generate lower margins, as well as an increase in direct costs, such as packaging and shipping costs arising in part from lower shipping charges passed on to customers. Other impacts included foreign currency headwinds and geographic mix.

Selling, general and administrative expenses before exceptional items and amortization of acquisition intangibles

Selling, general and administrative expenses before exceptional items and amortization of acquisition intangibles increased by £29.4 million, or 33.1%, to £118.3 million for the fiscal year ended June 30, 2020 from £88.9 million for the fiscal year ended June 30, 2019. This increase was primarily driven by an increase of £13.7 million in salaries and related costs to £76.7 million, predominantly due to increased headcount as well as increased untaken vacation accrual arising from the impact of COVID-19. The figure also includes an increase in non-cash share-based compensation costs of £1.1 million. Other factors were an increase of £4.0 million in general administrative costs, with a key component being a full year’s software license costs relating to the ERP system, which went live in April 2019; an increase of £11.6 million in depreciation and amortization charges to £17.4 million, which consisted of £6.7 million in respect of the implementation of IFRS 16, £1.3 million in respect of the annualization of depreciation on assets brought into use in our new headquarters and £2.3 million owing to the increase in software amortization costs, reflecting a full years’ contribution from the ERP system modules mentioned above; and a £1.3 million year-on-year foreign exchange related increase owing to the relative weakness of the pound sterling.

Research and development expenses before exceptional items and amortization of acquisition intangibles

Research and development expenses before exceptional items and amortization of acquisition intangibles, net of a tax credit of £1.5 million, increased by £6.7 million, or 62.6%, to £17.4 million for the fiscal year ended June 30, 2020 from £10.7 million for the fiscal year ended June 30, 2019, net of a tax credit of £1.9 million. This increase was primarily due to a £4.3 million increase in salary and related costs, net of an offset for amounts allocated to intangible fixed assets and inventories, with the increase being partly to acquisition related activity during the year, in particular the Expedeon Acquisition, which was purchased in January 2020 and also £1.7 million of increased non-cash share-based compensation. The increase was also due to a £0.9 million increase in depreciation and amortization charges.

Exceptional items and amortization of acquisition intangibles

Exceptional items and amortization of acquisition intangibles increased by £6.5 million, or 23.6%, to £34.0 million for the fiscal year ended June 30, 2020 from £27.5 million for the fiscal year ended June 30, 2019, split into a decrease of £10.1 million in selling, general and administrative expenses, which was more than offset by an increase of £16.6 million in research and development expenses. These expenses consisted of impairment of intangible assets of £14.9 million in respect of AxioMx in vitro monoclonal antibody production technology, where, although technical feasibility had been proved, the scalability has since been determined to not be realistically viable at the current time, as compared to impairment of software assets of £12.8 million in the fiscal year ended June 30, 2019 in respect of the full impairment of certain modules of the ERP implementation; systems and process improvement costs of £4.3 million, compared with £4.5 million for the fiscal year ended June 30, 2019, which related to the work performed on the Oracle Cloud ERP project related to upgrading our IT systems and that do not qualify to be capitalized; acquisition costs of £4.1 million related to the Expedeon Acquisition; integration and reorganization costs of £2.1 million, which related partly to the integration of the Expedeon businesses and reorganization costs in respect of the alignment of our operational structure and geographical footprint to our strategic goals. In the fiscal year ended June 30, 2019, reorganization costs were £3.7 million and related to our new headquarters and consisted of costs such as dual rent incurred prior to moving in and depreciation of assets not yet brought into use prior to occupation of the building; and amortization of acquisition intangibles of £8.6 million, compared with £6.5 million in the fiscal year ended June 30, 2019, where the increase was mainly due to new acquired intangible assets arising from the Expedeon Acquisition, of which £2.6 million related to selling, general and administration expenses; and the balance of £6.0 million related to research and development expenses and where a significant portion related predominantly to intangible assets acquired with Epitomics Inc. in 2012.

Finance income

Finance income was £0.7 million in the fiscal year ended June 30, 2020 and £0.6 million in the fiscal year ended June 30, 2019, which consisted of interest receivable on cash deposits during the fiscal year. The benefit of higher overall cash balances during the fiscal year ended June 30, 2020 was offset by lower interest rates received on these balances.

Finance costs

Finance costs increased by £2.5 million to £2.8 million for the fiscal year ended June 30, 2020 from £0.3 million for the fiscal year ended June 30, 2019. This increase was primarily due to lease liability costs of £1.5 million, representing the unwinding of discounted lease liabilities, following the implementation of IFRS 16 as at July 1, 2019 and increased borrowing costs arising as a result of interest payable on drawings on our revolving credit facility, which were not present in the fiscal year ended June 30, 2019. Other costs that increased in the fiscal year ended June 30, 2020 were in respect of the amortization of upfront fees incurred in setting up our revolving credit facility and other related facility fees, such as those for non-utilization. In the fiscal year ended June 30, 2019, these costs were only incurred for five months since inception of the facility, whereas for the fiscal year ended June 30, 2020, these costs covered a full financial year.

Tax expense

Tax expense decreased by £15.5 million, to a credit of £4.1 million for the fiscal year ended June 30, 2020 from an expense of £11.4 million for the fiscal year ended June 30, 2019. This decrease was partially due to a reduction in profit before tax to £8.4 million from £56.4 million for the fiscal year ended June 30, 2019 and also from a credit of £6.0 million in respect of the initial recognition of benefit from a lower rate of tax applied to profits on patented income under HMRC’s “patent box” regime following successful registration of patents during the year where the credit consists of an element in respect of the fiscal year ended June 30, 2020 but also historical years going back to the fiscal year ended June 30, 2016. Exceptional items and the amortization of acquisition intangibles had a beneficial effect of £11.8 million in the fiscal year ended June 30, 2020, resulting in an effective tax rate on adjusted profits of 18.0%, compared to 19.7% in the fiscal year ended June 30, 2019.

In March 2020, the U.K. government announced that the U.K. corporate tax rate would remain at 19% until April 2022 rather than reduce to 17% as had previously been outlined. As a result, we now anticipate that our effective tax will remain around 18% in the medium term, subject to further changes to the corporate tax rate as a result of the remedial actions taken by the U.K. government to address the deficit caused by COVID-19, as well as equivalent changes that may occur in other in jurisdictions in which we operate.

Operating Profit and Adjusted Operating Profit

Operating profit decreased by £45.6 million, or 81.3%, to £10.5 million for the fiscal year ended June 30, 2020 from £56.1 million for the fiscal year ended June 30, 2019. This decrease was primarily driven by a decrease in revenue in the second half of the year as a consequence of the COVID-19 pandemic but where there was no corresponding decrease in a number of our costs and where, in many cases, increases were incurred in line with what had previously been expected to be increases in revenue. We saw increases in the larger components of costs where significant increases were included within selling general and administrative expenses and consisted mainly of salaries and related expenses, premises costs, software costs and depreciation and amortization. These increased costs were partially offset by £12.8 million, representing the absence of an impairment charge incurred in the fiscal year ended June 30, 2019 in respect of the ERP system and which was treated as an exceptional item. Additional costs in respect of the Expedeon Acquisition and also integration and reorganization costs, both of which are classified as exceptional items, were also incurred. Additionally, we saw increases within research and development, which primarily consisted of salaries and related expenses and the impairment of the acquisition intangible asset of £14.9 million in respect of the AxioMx in vitro monoclonal antibody production technology, which is classified as an exceptional item.

Adjusted Operating Profit was £44.5 million for the fiscal year ended June 30, 2020, representing an Adjusted Operating Profit Margin of 17.1%, compared to Adjusted Operating Profit of £83.6 million for the fiscal year ended June 30, 2019, representing an Adjusted Operating Profit Margin of 32.2%, after planned strategic investments made during the fiscal year ended June 30, 2019. This decrease in Adjusted Operating Profit was primarily driven by the factors affecting operating profit, with the exception of exceptional items and amortization of acquisition intangible assets, which are excluded from Adjusted Operating Profit and consist of an increase of £2.1 million of impairment charges of intangible assets, which in the fiscal year ended June 30, 2020 consisted of £14.9 million in respect of an acquisition intangible asset and in the fiscal year ended June 30, 2019 consisted of £12.8 million in respect of software under construction; a decrease of £0.2 million related to system and process improvement costs of £4.3 million related to the ERP implementation that do not qualify for capitalization, which was consistent from the fiscal year ended June 30, 2019; an increase of £2.5 million across integration and reorganization costs and acquisition costs, with integration and reorganization costs down £1.6 million, to £2.1 million, where in the fiscal year ended June 30, 2019, costs consisted of £3.7 million in respect of our new headquarters and acquisition costs of £4.1 million, which were £nil in the fiscal year ended June 30, 2019; and an increase of £2.1 million in respect of the amortization of acquisition intangibles primarily due to the new Expedeon Acquisition assets acquired during the year.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are our cash and cash equivalents and our revolving credit facility. As of June 30, 2019 and 2020, we had cash and cash equivalents of £87.1 million and £187.3 million, respectively. In April 2020, we issued new ordinary shares in the aggregate amount of £110.0 million. Our cash and cash equivalents consist of cash in bank accounts and on deposit.

In February 2019, we entered into a revolving credit facility (“RCF”) with HSBC, NatWest, Santander and Royal Bank of Canada for £200 million, with an additional £100 million accordion option, providing us with additional financial flexibility for future acquisitions. We may at any time up to six months of the termination date of the RCF, give prior notice of the wish to exercise this accordion option with a minimum value of £10 million and a maximum of £100 million. During the fiscal year ended June 30, 2020, drawings on the RCF comprised an initial amount of €120.0 million (£103.4 million) to fund the Expedeon Acquisition. In February 2020, a partial repayment was made and the remaining borrowings redenominated into pounds sterling, leaving an outstanding balance of

£82.0 million. In March 2020, a subsequent drawing of £25.0 million was made in order to provide us with operational flexibility in light of the COVID-19 pandemic. As of June 30, 2020, we had borrowings on this facility of £107.0 million, which is reflected as £106.4 million on our balance sheet as it is stated net of the unamortized amount of upfront fees incurred on set up of the RCF. The undrawn balance of the facility was £93.0 million as of June 30, 2020. The initial term of this RCF is three years with two extension options of one year each. The interest rate is the aggregate of: (i) a margin, which varies from 0.75% to 1.45%, that is dependent on a debt cover ratio, which for the fiscal year ended June 30, 2020, was at the minimum level of 0.75%; and (ii) London Inter-bank Offered Rate (“LIBOR”) or, in relation to any borrowing in Euro, Euro Inter-bank Offered Rate (“EURIBOR”) or in relation to any non-LIBOR currency, the benchmark rate for that currency. The benchmark rate is the applicable screen rate as of the specified time for the currency of the borrowing. Borrowings under this facility are unsecured but are guaranteed by certain of our material subsidiary companies.

Our capital expenditures consist primarily of property plant and equipment and intangible assets. Our capital expenditures during the fiscal year ended June 30, 2020 were £12.7 million for property plant and equipment, a £5.0 million decrease compared to the fiscal year ended June 30, 2019, which included net cash outflows of £5.1 million in respect of our new headquarters, which consisted of £9.6 million of cash outflow net of amounts held in escrow of £4.5 million from the previous fiscal year, but where the significant items were £7.0 million in respect of laboratory equipment, some of which related to new premises entered into during the year and £4.0 million of cell lines, the majority being related to the live cell line and lysates portfolio of EdiGene; and £23.0 million for intangible assets, which included £11.6 million in respect of our ERP implementation project and £9.0 million with respect to IDT.

We assess our liquidity, in part, through an analysis of our working capital together with our other sources of liquidity. As of June 30, 2020, our working capital balance, which is comprised of inventories, trade and other receivables and trade and other payables, was £43.1 million, an increase of £4.0 million from £37.3 million for the fiscal year ended June 30, 2019.

The following table presents the summary consolidated cash flow information for the periods presented.

	Fiscal Year Ended June 30,
	2019	2020
	(in millions)
Net cash inflow from operating activities	£70.2	£63.0
Net cash outflow from investing activities	(49.9)	(148.1)
Net cash (outflow)/inflow from financing activities	(24.7)	184.6
(Decrease) / increase in cash and cash equivalents	(4.4)	99.5

Net cash inflow from operating activities

Net cash inflow from operating activities decreased by £7.2 million, or 10.3%, to £63.0 million for the fiscal year ended June 30, 2020 from £70.2 million for the fiscal year ended June 30, 2019. This decrease resulted primarily from a decrease in operating profit for the period of £45.6 million, which predominantly consisted of the cash revenue generated from the sale of goods and services offset by cost of sales, selling, general and administrative costs and research and development expenditure, all of which are described in more detail above, which was partially offset by an increase in impairment of intangible assets of £2.1 million, where a £14.9 million impairment was incurred in respect of AxioMx in vitro monoclonal antibody production technology, as described above, compared with a £12.8 million impairment incurred in the fiscal year ended June 30, 2019 that related to certain modules in construction of the ERP system; a depreciation charge of £14.0 million, including of laboratory equipment of £3.4 million, office fixtures, fittings and other equipment of £2.6 million and £6.7 million in respect of right of use assets, which are those assets that have come on to our balance sheet for the first time in fiscal year ended June 30, 2020 following the implementation of IFRS 16 on July 1, 2019; an amortization charge of £15.9 million, comprised of acquired intangibles of £8.6 million, internally developed technology of £3.1 million and software of £4.2 million, where the increase was mainly due to £3.3 million of amortization of the finance and non-stock procurement ERP modules that went live in April 2019 but which resulted in only two months of charge in the fiscal year ended June 30, 2019; a share-based payment charge of £9.3 million, with the largest component being £5.7 million in respect of AbShare, our innovative employee share plan, which was launched in September 2018 (see “Management—Equity Compensation Arrangements—AbShare”); and working capital movements of £4.0 million that were comprised of an increase in inventories of £1.1 million, driven mainly by an increase of £1.0 million of finished goods as inventory was expanded in anticipation of future revenue growth, a decrease in receivables of £2.7 million consisting mainly of £2.1 million of trade receivables, which were driven by the addition of receivables from acquired businesses, primarily related to the Expedeon Acquisition offset by a slowing in collections leading up to the end of the fiscal year arising from COVID-19, and an increase in payables of £2.4 million made up mainly of accrued expenditures, which reflects the further investment in growing our business.

Net cash outflow from investing activities

Net cash outflow from investing activities increased by £98.2 million, or 196.8%, to £148.1 million for the fiscal year ended June 30, 2020 from £49.9 million for the fiscal year ended June 30, 2019, which primarily resulted from an outflow of £104.2 million in respect of the Expedeon Acquisition; £12.7 million outflow on purchase of property, plant and equipment, with the main cost being £7.0 million in respect of laboratory equipment, some of which related to new premises that were entered into during the year and £4.0 million of cell lines, the majority being in respect of the live cell line and lysates portfolio of EdiGene, which was purchased in July 2019, and £23.0 million outflow for intangible assets, which included £11.6 million in respect of our ERP implementation project and £9.0 million with respect to IDT.

Net cash (outflow)/inflow from financing activities

Net cash inflow from financing activities of £184.6 million for the fiscal year ended June 30, 2020 contrasted with an outflow of £24.7 million for the fiscal year ended June 30, 2019. This increase primarily resulted from inflows arising from drawings of £107.0 million on our RCF and £110.0 million received upon the issuance and sale of 10 million new ordinary shares to an investor. These significant inflows were partially offset by outflows of £25.0 million in dividends, which remained broadly consistent with the fiscal year ended June 30, 2019, £6.8 million of amounts classified as lease principal payments and £1.7 million of interest payments including £0.9 million of amounts classified as lease interest payments following the implementation of IFRS 16 that were classified as operating lease payments within cash flows from operating activities in the fiscal year ended June 30, 2019; and £2.2 million of investments that consisted mainly of the acquisition of a 13% stake in Brickbio, Inc.

Contractual Obligations and Commitments

Contractual commitments

Our significant contractual obligations as of June 30, 2020, which are included as liabilities on our balance sheet, are summarized in the following table:

	Payments Due by Period Ending June 30,
	Within 1 year	Between 1 to 5 years	After more than 5 years	Total
	(in millions)
Lease payments	9.4	31.9	101.9	143.2
Finance charges	(2.1)	(5.0)	(8.3)	(15.4)

Present value of lease liability(1)	£7.3	£26.9	£93.6	£127.8

(1)

Comprised mainly of operating lease obligations for properties with rental renewal terms ranging between 1 and 19 years. See Note 15 of our consolidated financial statements included elsewhere in this prospectus.

Following the adoption of IFRS 16 “Leases” effective from July 1, 2019, the above commitments are reflected as liabilities on our balance sheet, whereas for the fiscal year ended June 30, 2019, the equivalent amounts were disclosed only as commitments.

Other commitments

Our significant contractual obligations as of June 30, 2020 consisted of capital commitments of £5.9 million mainly in respect of our ERP system. There were no equivalent capital commitments for the fiscal year ended June 30, 2019.

There are no other commitments, capital or otherwise, as of June 30, 2020.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recently Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, result of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Application of Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. See “Risk Factors” for a discussion of the possible risks that may affect these estimates. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 4 to our audited consolidated financial statements included elsewhere in this prospectus. No critical accounting judgments were identified for the fiscal year ended June 30, 2020, but one critical accounting judgment was identified in the fiscal year ended June 30, 2019, which was in relation to the impairment of our ERP system. Despite this, other judgments exist that are considered to be key and in addition, two areas of estimation uncertainty have also been identified (although for the fiscal year ended June 30, 2019, only one was identified in respect of slow moving or defective inventory). All of these areas of judgment and estimation uncertainty are listed as follows:

Impairment of our ERP System

We have been capitalizing costs associated with our new ERP system since 2016. After an extensive review of business requirements and the current functionality of Oracle Cloud software as well as other best-in-class software providers, a decision was taken to make some changes to the approach and software used to address these areas. The opportunity was also taken to extend the scope of the program to integrate improvements in these functional areas with front-end system enhancements to improve customers’ end-to-end experience through logistics and ultimately into manufacturing.

Taking this into account, a review was undertaken of historical expenditure incurred to date and as part of the impairment review of assets under construction, two impairment indicators were identified: the first being modules that are no longer being utilized or which would require considerable re-work; and the second is the extended timeframe for certain modules resulting in potentially obsolete programming by the time the module goes live. Following the review and assessment of the impairment indicators identified, two modules were impaired in full.

Identifying which modules may be impacted was judgmental and technically complex compounded by identifying and in particular, allocating the costs specifically related to each individual module in question. In this respect, we undertook an exercise to allocate historically incurred costs to each module. This exercise involved certain estimations and judgments to determine these allocations by apportioning those costs where there were allocations that were certain (for example, historical time records in respect of labor costs) to those where there was either less specific or no allocation to an individual module.

Capitalization of Intangible Assets

We capitalize internal software development costs, in particular internal staff costs, relating to the enhancement of our core IT systems architecture and developments. Judgment is required in applying the capitalization criteria of IAS 38, differentiating between enhancements and maintenance. Those costs which are not treated as capital but are directly attributable to our system and process improvement project are treated as adjusting items.

In establishing the principles on which costs are capitalized, consideration is given to the nature of work being performed, whether the costs and the activities are incremental and whether the associated deliverables meet the characteristics of an asset. Processes are in place to evaluate this and the same processes are used to confirm whether the expensed costs are related to the system and process improvement project so that classification as an adjusting item is appropriate.

We capitalize internal costs associated with IDT as intangible assets as described further in Notes 3, 4 and 13 to our audited consolidated financial statements. This requires judgment to determine that the characteristics of such assets meet the relevant criteria of IAS 38 for classification as an intangible asset.

IDT Capitalized

Internal costs are capitalized as IDT within intangible assets which are used to generate antibodies and kits. The point at which such internal costs are capitalized as well as their magnitude (whereby the amount capitalized comprises an element of overhead allocation) is a key area of judgment. A key area in respect of the stage of development of IDT is subject to judgment as to when a product’s future economic value justifies capitalization. Our management regularly reviews these factors in order to determine that the costs meet the criteria for capitalization as intangible assets.

Valuation of acquisition intangibles

During the fiscal year ended June 30, 2020, we completed a number of acquisitions. Accounting for these in line with IFRS 3 (Business Combinations) requires the use of a number of assumptions and estimates in relation to the future cash flows associated with acquisition intangibles and the use of valuation techniques in order to arrive at the fair value of the intangible assets acquired. The assumptions applied were based on the best information available to management, and valuation techniques were supported by third party valuation experts.

Nevertheless, the actual performance of these assets may differ from the valuations derived through this exercise.

In 2020, an assessment of the acquisition intangible in respect of in vitro monoclonal antibody production technology acquired with AxioMx, Inc. in 2015 was undertaken. This also included further smaller amounts in respect of this technology that have been capitalized since the acquisition as certain commercial feasibility milestones had been achieved.

An appraisal of the ability to utilize this technology at scale has been undertaken, and although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. As a result of this conclusion, the intangible asset in respect of this technology has been fully impaired.

Provision for Slow-Moving or Defective Inventory

The provision for slow-moving inventory is based on our directors’ estimation of the future sales of each of our products over the period from the balance sheet date to the expiry date of the product. Estimated future sales are based on historical actual sales and a growth rate assumption, which is derived from the average annual growth over the product life to date.

If actual unit sales growth rates differ from those estimated by management, both the level of provision against existing inventory and the rates of provision applied to inventory in future periods would need to be revised.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, currency risk, liquidity risk and credit risk, as discussed below. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 26 to our audited consolidated financial statements for further discussion of our exposure to these risks.

Currency risk

We have transactions denominated in various currencies, with the principal currency exposure being fluctuations in U.S. Dollars (“USD”), Euros, Japanese Yen and Chinese Renminbi (“RMB”). Collectively, these currencies make up approximately 90% of our revenue and cash inflows. While a large portion of our manufacturing and research and development costs are USD and RMB, giving a natural offset against the currency inflows, the majority of administration costs remain as pound sterling, leaving an overall net currency inflow in our cash flows.

This remaining currency exposure is centrally managed with the objective being to secure a level of certainty of pound sterling value for up to 90% of our future net exposure based on forecast cash flows expected to occur up to 18 months ahead. We use forward currency contracts to achieve this objective and apply hedge accounting where applicable. Foreign currency forward contracts are valued using quoted forward exchange rates and yield curves matching maturities of the contracts.

A decrease of 10% in the USD/pound sterling exchange rate would have decreased our other comprehensive income by £0.5 million for the fiscal year ended June 30, 2020. A decrease of 10% in the Euro/pound sterling exchange rate would have decreased our other comprehensive income by £1.2 million for the fiscal year ended June 30, 2020. If the pound sterling fluctuates significantly against the USD or Euro, it may have a negative impact on our results of operations.

Liquidity risk

We generate funds from operational activities in excess of our operational requirements and have substantial cash balances available for our current investment activities. The Board reviews our funding requirement as part of the budgeting and long-term planning processes and considers as necessary alternative possible sources of funding where the requirement is not satisfied by our forecast operational cash generation.

We manage liquidity risk by maintaining an adequate level of easily accessible cash reserves, in a currency profile representative of our cost base and matching customer and supplier terms where possible. We also have access to daily currency trading facilities, which provides the ability to convert currency within the agreed settlement limits as required.

Credit risk

We are exposed to credit risk on our financial assets; however, there is not deemed to be a significant exposure due to the nature of our customer base and the types of transaction that are undertaken.

Trade receivables consist of a large number of customers spread globally with the majority being in economically strong geographies. Our customer base is predominantly government-funded institutions, pharmaceutical companies conducting research and local distributors. The perceived risk of default is deemed to be low.

Further information on our trade receivable ageing and impairment can be found in Note 17 to our audited consolidated financial statements.

We generate significant levels of operational cash. Cash in excess of local operational requirements is remitted and managed centrally. Exposure to counterparty default risk is managed by limiting the concentration of funds and contracts held with individual financial institutions and ensuring funds are only placed with institutions or in products rated BBB- or above by Standard & Poor’s.

Internal Control over Financial Reporting

For the fiscal year ended June 30, 2019, we identified a material weakness in our internal control over financial reporting relating to access to program and data controls within one of our key financial systems that we rely upon for certain figures within our consolidated financial statements. While this material weakness remained in the fiscal year ended June 30, 2020, we are implementing measures designed to improve and remediate the deficiencies that are causing this material weakness through formal documentation of user access review. We expect the documentation for these measures to be in place and functioning soon, and we continue to invest in our IT systems and infrastructure to introduce further enhancements to our internal controls over financial reporting as relevant modules of our ERP program go live. However, there can be no assurance that such measures will be effective to remediate the material weakness. See “Risk Factors—Risks Relating to Our ADSs and this Offering—Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business. We have identified a material weakness in our internal control over financial reporting.”

JOBS Act Election

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

BUSINESS

We are a global life science company focused on identifying, developing and distributing high-quality reagents and tools for our customers at the forefront of life science research. Our products are used by researchers to study biological pathways, which is critical for scientific research, diagnostics and drug discovery. Our mission is to provide life science researchers with highly validated products and services to advance biological research and achieve their goals faster. We do this by continuously innovating and providing our customers with high-quality tools, together with expert customer support. Our product offering includes an extensive portfolio of antibodies and related protein research tools that are fundamental to our customers’ research and experimental workflow. Our customers are primarily scientists and researchers in academic institutions, research institutes and pharmaceutical, biotechnology and diagnostics companies. Headquartered in Cambridge, United Kingdom, we operate across 15 locations around the world, supported by our world-class team of approximately 1,500 employees, including over 200 PhDs, and have served customers in over 130 countries.

Our addressable market can be broadly classified into two categories, based on the application of our products and type of customer they serve:

•

Research use only proteomic tools. We believe the global market for RUO antibodies and reagents is valued at approximately $3 billion as of 2019 and, as of 2019, was expected to grow at around 4% per annum (excluding any impact from COVID). These products include protein binding reagents, such as primary and secondary antibodies and singleplex and multiplex immunoassays, and related reagents, such as kits, proteins, peptides, lysates, cell lines and biochemicals. Our research products are used to detect, quantify, visualize and modify proteins in scientific research experiments, which we believe serve as mission critical tools, to enable our customers to develop insights about targets and pathways of interest. Our customers include academic labs for scientific research and clinical labs in pharmaceutical and biotechnology companies working in the drug discovery and diagnostic markets. Our catalogue revenue, the substantial majority of which is purchased for RUO, accounted for 93.5% of our total revenue for the fiscal year ended June 30, 2020.

•

Antibody development for clinical application. Antibodies are a critical component in many IVD assays and can also be used as therapeutic agents for the treatment of diseases, including cancers and immune-related diseases. In recent years, through the custom development of new antibodies and the out-licensing of our existing antibodies to biopharmaceutical and diagnostic companies, we have extended the commercial potential of our products into these markets. The substantial majority of our Custom Products and Licensing revenue, which includes custom development services, IVD sales and royalty and license income, is generated from these activities, and accounted for 6.5% of our total revenue for the fiscal year ended June 30, 2020.

Life science researchers are increasingly seeking higher quality tools and reagents, which deliver consistent, reproducible results, save time, uncover deeper biological insights and advance their research. We believe customers place their trust in Abcam because of our reputation for providing reliable, highly validated products with market leading specificity and high sensitivity, comprehensive and transparent product data, fast delivery and exceptional customer support. According to CiteAb, our products were cited in approximately half of all life science publications in 2019, and we were the most cited company in approximately 40% of the top 2,000 most studied protein targets as of June 30, 2020.

We aim to sustain and extend our position as a market leader within the life science tools market by utilizing our breadth of product data, knowledge and data analytics to derive consumer insights, which are used to direct our product development pipeline to areas which we believe would be of the highest demand for our customers. We do this by offering a diverse product portfolio while leveraging our differentiated innovation platforms and screening approaches to develop new, high-quality products, enabling experiments that are conclusive, consistent and repeatable. We also provide extensive product performance data, from both internal product validation tests and external customer reviews, to empower our customers to select the right product, together with swift customer service and exceptional customer support globally.

We have developed an industry leading innovation platform that is informed by data analytics, research area specialists and the relationships we have built with our customers, all of which enable us to anticipate and align our innovation efforts with our customers’ research priorities. Today, approximately two-thirds of our primary antibody innovation pipeline is driven by our proprietary algorithms that interrogate a wide variety of internal and external data sources, including research literature and our web data, to predict product and market demand, which inform our development efforts. We leverage this data to anticipate which tools researchers will need in the future in order to help advance their research, as well as to identify breakthrough opportunities in areas where there is a lack of high-quality products or where we identify custom opportunities in collaboration with our customers. We believe this capability and, in particular, our unique ability to leverage our extensive proprietary data, provides us with strategic advantage and helps us sustain and extend our position as a market leader within the life science tools market.

We offer a large and differentiated portfolio of approximately 100,000 products with over 300,000 SKUs as of June 30, 2020. Our flexible sourcing model enables us to grow our product offering in line with researchers’ needs. This is achieved by developing and manufacturing in-house products, as well as sourcing products from our OEM suppliers. We demand high product quality standards from our suppliers, and we enhance the utility of these products for our customers by providing additional data and product validation as well as by making them available through our global distribution platform and customer service. Over the last five years, we have increased focus on the development of in-house products for research areas we expect to have high demand. Notably, over the same period, we have increased our portfolio of proprietary recombinant monoclonal antibodies and assays, which are recognized for their leading specificity, high sensitivity and consistency, from approximately 3,200 as of June 30, 2013 to over 19,000 as of June 30, 2020. Alongside these highly validated protein binders, we offer additional related tools and reagents that customers require to study biological pathways and disease. This focus has seen our proprietary product portfolio grow to represent 51% of our total revenue for the fiscal year ended June 30, 2020, compared to 28% of our total revenue in the fiscal year ended June 30, 2012. Figure 4 below demonstrates the growth of our in-house products since 2010.

Figure 4

1) Based on Company data

We are continuously expanding our portfolio to provide our customers with additional solutions and further expand within our addressable markets. Utilizing the foundations laid by our innovation platform and strategic acquisitions, our strategy is to leverage our capabilities to continue expansion into adjacencies and more comprehensive product offerings, including primary conjugated antibodies, singleplex and multiplex immunoassays, proteins and edited cell lines. In addition, through partnerships with biopharmaceutical and diagnostic companies, the potential application of our products is being extended into diagnostic and therapeutic markets.

We make our extensive product characterization and validation data available to our customers across our portfolio. This data is sourced by our in-house laboratories, our network of collaborators and independent consumer product reviews. Researchers use this to be able to select the right product for their highly specific needs. Stringent quality control and validation processes are carried out by our global laboratories to check the activity, stability and performance of our products. Whether it is antibodies, kits, proteins or other products, the validation process is continuous, and the data obtained is made available on our product datasheets and in our protocols. We are continuing to invest in product validation in order to raise quality standards and differentiate ourselves in the marketplace. For example, our award winning knockout CRISPR gene editing program is one of the most accepted and trusted validation processes for antibody specificity, and we have been recognized for carrying out the largest number of knockout validations for antibodies in the industry, according to CiteAb, who presented us with the award in 2020. In addition, we have more than doubled the number of applications in which we validate our antibodies from four in 2012 to ten in 2020. Our investment in product validation helps us meet our customers’ increasing demand for higher quality research tools.

Having established one of the first digital platforms in our industry over 20 years ago, our website, search engine optimization and data remain a strategic advantage. As a part of our core strategy, we now aim to build on our position by establishing a highly personalized, cross-platform digital relationship with our customers, wherein we are able to uniquely understand and anticipate their needs. Coupled with greater personalization of the user experience and the creation of a more dynamic and agile content management system, our goal is to provide customers with a seamless and intuitive experience that is integrated and embedded into their workflows. Through this, we hope to provide customers with more relevant products and services to help them achieve their research goals, improve online conversion rates, capture a greater share of business from existing customers and generate business from new customers.

Since 2001, we have sold our products and services to customers in over 130 countries through a variety of channels, including our ecommerce sites, a network of distributors and a targeted field sales team. In the fiscal year ended June 30, 2020, our worldwide customer base consisted of approximately 750,000 life science researchers. As of June 30, 2020, we had seven manufacturing facilities and a global distribution network that enables prompt delivery to our customers, with orders generally shipped within 24 to 48 hours of ordering. Our multilingual scientific support team, which is mostly comprised of individuals with PhDs, together with our customer support team are available to help customers around the world with technical and order-related queries.

We recorded revenue of £260.0 million, profit for the year of £12.5 million and Adjusted Operating Profit of £44.5 million for the fiscal year ended June 30, 2020. Revenue was broadly flat for the fiscal year ended June 30, 2020, as compared to the same period in the prior year. For the definition of Adjusted Operating Profit and reconciliation of Adjusted Operating Profit to profit for the year, please see “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-IFRS Financial Metrics.”

Our Growth Strategies

We are focused on building upon our success to accelerate our growth over the next five years, underpinned by three key goals: sustaining and extending our antibody and digital leadership; driving continued expansion into complementary market adjacencies; and implementing operational improvements to scale our business and drive sustainable, long-term value creation. We are actively investing in our business to reduce constraints to growth by expanding in-house innovation capabilities, developing a future digital experience that is more intuitive for our customers and reducing friction across all touch points, scaling up operational and IT capacity, strengthening our global teams and pursuing selective acquisitions.

We aim to support those at the forefront of biological research, and we will continue to capitalize on our platform and competitive strengths as we pursue multiple growth strategies:

Extend Leadership in RUO Antibodies

We aim to increase the use of our RUO antibodies and grow their sales over time. We are committed to help advance our customers’ research and, in turn, support our market share gains. We seek to do this through the continual addition of product data, knowledge and information that demonstrates performance and increased utility in a broader range of experiments and applications. This information includes validation data, product citation data in research publications and detailed customer reviews, which are valuable to researchers when assessing product choice, resulting in greater purchase confidence. Over time, increased product use results in more customer feedback, data and citations, which further increase a product’s value to customers and expand its use. This process can continue for several years and, as the citation data awareness and use increases, products can become recognized as the “gold standard.”

This strategy is further enhanced through our focus on in-house proprietary products, including one of the world’s largest portfolios of recombinant rabbit monoclonal antibodies. We continuously innovate to ensure that our portfolio of antibodies is aligned with the targets, research areas and biological pathways in highest demand from our customers, including immuno-oncology, neuroscience, epigenetics and infectious diseases, such as COVID-19. We employ a differentiated range of in-house antibody discovery techniques and screening approaches that have been attained through strategic acquisitions and in-house development. Our in-house products are also typically tested and validated in a broader range of applications and species than our OEM products, further increasing their utility and demand from a broader range of existing and new customers.

Remove Innovation Constraints and Launch New Lines

We are developing our innovation capabilities to meet our customers’ needs in adjacent product areas. This enables us to further grow within our addressable markets and at the same time, provides us with in-house tools to develop high-quality validated antibodies thereby expanding our product portfolio. Specifically, we are focusing our efforts to expand our portfolio in:

•

Antibody-Derived Products for High Value, High Growth Markets. We intend to extend the range of products derived from our catalogue of in-house primary antibodies, including primary antibody conjugates, antibody pairs, our SimpleStep singleplex assays and our in-house Fireplex multiplex products.

•

Complementary Product Areas that Simultaneously Enable Faster Antibody Innovation. We see several new or adjacent product areas in which we can support our customers within the proteomics research tools space. Through product innovation as well as strategic acquisitions, we aim to support our customers’ needs while also providing the in-house tools needed to increase our internal rate of antibody development. These product areas include launching a portfolio of highly validated bioactive proteins, as well as a portfolio of disease relevant edited cell lines and associated cell lysates.

•

Third-Party Instrumentation Platforms and Multiplex Partners. With advances in life science research and experimental approaches, new instrument platforms and new biomarkers are constantly being developed. Our focus is to partner with third parties developing either novel platforms or upgrading their existing platforms to address novel biomarkers and help them develop the right content to offer their users (antibodies and other protein reagents). For example, we entered into a commercial partnership with NanoString in 2019, whereby we leverage our collection of recombinant monoclonal antibodies to create bespoke antibody-based content for NanoString’s GeoMx DSP platform. This enables GeoMx DSP users to explore cellular interactions and facilitate discovery of novel biology.

Be a Leading Discovery Partner for Biopharmaceutical Organizations

Our in-house proprietary product portfolio allows us to have greater flexibility in customizing products to our customers’ specification and needs. In addition, we maintain control over manufacturing and intellectual property of products developed through our in-house platform, providing our customers with long term access to consistent and high-quality tools. We believe this has helped and will continue to help us to expand our offering to bring innovative solutions to our global strategic customers in the diagnostic and biopharmaceutical markets. Customers in these markets are seeking product development partners with unique antibody and assay development capability, such as ours, to help create products that are ready for clinical development, such as IHC analyte specific reagents, classified clones and FDA-approved antibodies. Our partners can incorporate these antibodies and assays into their clinical and commercial offerings. We commonly refer to the use of our products by third-party instrumentation platforms and multiplex partners or by partners for the potential use in clinical products as “Abcam Inside.” We have a history of supporting these customers through a combination of custom services, partnerships and collaborations, and we see an opportunity to expand our presence in this area. In addition, we are increasing the complexity, precision and value of our offerings by adding more practitioners with expertise in workflows critical to biopharmaceutical and other industries across our commercial organization.

Be a Leading Digital Company

Our digital platform and online presence remains an important differentiator in our markets. Our goal is to significantly enhance our digital channel by establishing a highly personalized digital relationship with our customers, which will be device agnostic, cloud based and driven by artificial intelligence. We believe this will help us to uniquely understand and anticipate researchers’ needs and to provide them with the right set of tools to advance their research. Through faster response to customers and greater personalization of the user experience, we aim to provide our customers with more relevant content to support their work and therefore, capture greater market share from existing customers and generate business from new customers. In addition, through the creation of a more dynamic and agile content management system, we plan to develop enhanced digital tools and marketing programs designed to increase the utility and stickiness of our platform, improve order conversion rates and share better insights with our customers regarding their needs and purchasing behaviors.

Remove Scalability Constraints and Sustain Value

Our objective is to strengthen our teams, systems and infrastructure to ensure we have the appropriate capabilities to scale our business while driving operational efficiency. We are focused on increasing our manufacturing capacity, increasing automation at process bottlenecks and optimizing our global network and procurement functions to eliminate waste and improve efficiencies and productivity. We are also transforming our systems and processes by implementing Oracle Cloud ERP and other software solutions to replace legacy IT systems.

We also seek to expand our operations in multiple high growth regions or where we currently rely upon distributors. This involves expanding our local infrastructure in these markets, as well as going direct to market. In particular, we believe that the Chinese market presents a strong opportunity for growth over the medium and long term. Demand for our products and solutions in China is driven by a significant increase in the level of funding and investment to support scientific research. We have invested and will continue to invest in China by providing highly localized product support, operations and technology to better serve customers in this high growth market, and Figure 5 below shows the increase in our number of citations since 2013, which we believe reflects the success of our investments in the Chinese market.

Figure 5, Source: CiteAb, 2019

While we believe the market opportunity in China is the most significant for our business, we are also focused on further increasing our presence in other markets that we believe to have attractive growth prospects over the medium and long term. Additionally, in certain markets where we currently rely on distributors and see growth potential, we intend to explore direct distribution opportunities to enhance our offering and expand our customer base.

Selectively Pursue Acquisitions

We have a strong track record of successfully identifying, completing and integrating strategic acquisitions and investments. Our strong brand, broad platform, global infrastructure and diversified customer base has allowed us to generate growth and operating leverage through acquisitions. Our deep understanding of our customers’ objectives provides us with the insight to make highly informed decisions on the acquisitions we should pursue. We have developed internal capabilities to source, evaluate and integrate acquisitions. We intend to continue to pursue opportunistic acquisitions in our existing and adjacent customer segments to accelerate our growth, expand geographic coverage and augment our capabilities and workflow solutions.

Our Competitive Strengths

Our customer-centric business model, combined with our product innovation capabilities and deep understanding of our customers’ needs, allows us to differentiate ourselves in the marketplace and is at the core of our competitive advantage. We believe the following competitive strengths provide the foundation for our position as a partner of choice for mission critical products and services to our customers.

Brand Leadership in Research Use Antibodies

We have established ourselves as a leading brand in research use antibodies, driven by high-quality, reliable products combined with extensive and transparent product data and excellent customer service. Our citations have shown consistent growth year over year since 2010, as demonstrated by Figure 6 below, which we believe demonstrates our influence in the research community. This is because we were the most cited company in approximately 40% of the top 2,000 most studied protein targets, according to CiteAb as of June 30, 2020.

Furthermore, at least one Abcam product was cited in approximately half of all life science publications in 2019, according to CiteAb. We believe these citation statistics reflect our influence within the research community and also serve as an inherent recurring marketing tool to help sustain our leadership position.

Figure 6, Source: CiteAb, 2019

Customer-Centric, Data Driven Model

Leading Digital Presence

As one of the first companies to provide a digital platform for antibodies and reagents, we believe our first mover advantage combined with the provision of extensive and transparent product validation data and search engine optimization has led to leading global traffic on our website over time. In the last three fiscal years ended June 30, 2020, the total number of sessions on our website has grown by more than 30%, with over one million user interactions on our website per month for the fiscal year ended June 30, 2019. A “session” on our website includes page views, ecommerce transactions or other interactions, and we monitor “sessions” to measure the volume of traffic to our website, which is strongly correlated to sales. In June 2020, we maintained the leading web search position for 10,000 of the top primary antibody search terms, appearing on the first page and at the top of users’ search results in approximately one-third of searches, compared to less than 20% for our next closest competitor, according to our internal data. We believe that the significance of “appearing first” in search results means that we are likely to experience greater traffic to our website, which may lead to greater brand recognition and increased sales. Our web search position is influenced by a combination of organic web searches by users and some paid advertisements, which drive traffic into our website.

Data Driven

Our web traffic data, combined with our ability to collect, analyze and interpret customer data, provides us unique insight into the needs of our customers. This in turn enables us to customize our engagement with customers and deliver more relevant, targeted marketing media, with the goal of improving the customer experience.

Differentiated Product Innovation Platform

We employ a differentiated product innovation model that is informed by data analytics, research area specialists and a deep understanding of our customers’ workflows, which enables us to anticipate and align our innovation efforts with our customers’ priorities. Today, approximately two-thirds of our primary antibody innovation pipeline is largely driven by data algorithms that are able to analyze market demand and interrogate research literature to help us anticipate which tools researchers will need in the future. The balance is focused on breakthrough innovation opportunities in areas where there are either few or no tools that currently exist for scientific research, or where we discover new opportunities in discussion with our customers, collaborators or commercial partners. Our innovation efforts span the following areas:

•	Proprietary Product Innovations. We utilize a range of technologies to develop antibodies, immunoassays and other proteomic research tools that meet stringent performance specifications. In recent years, we have added thousands of new products to our portfolio each year, and we expect to continue to do so through our in-house development efforts both for publication online to our catalogue, including the generation of entirely new products and the delivery of improvements and modifications to existing products. We also create new products for partners through our custom solutions teams.

•

Third-Party Product Innovations. We are an important channel for hundreds of antibody and related reagent suppliers. We benefit from significant brand recognition and traffic to our website and are widely used among a broad collection of emerging and established suppliers. This allows us to accelerate the market acceptance and growth of promising, high-quality third-party products to complement our own product offerings.

Product Quality and Customer Service Drives Customer Loyalty

The success of our customers’ work, from basic research to translational science, diagnostics and therapeutic clinical programs, requires rigorous product quality, performance and reliability. Accordingly, our customers rely on us to provide high-performance products that produce reliable and reproducible results. We continue to drive our quality standards through a variety of internal initiatives, including:

•

Extensive product quality assurance programs, which include our award-winning knockout CRISPR gene editing program, which as of June 30, 2020, covered almost 3,000 products and we have been recognized for carrying out the largest number of knockout validations for antibodies in the industry, according to CiteAb, who presented us with the award in 2020;

•

Manufacturing processes that increase the reliability and consistency of our product performance, notably recombinant antibody production. As of June 30, 2020, approximately 20,000 of our products were manufactured using this technique; and

•	Ongoing quality management of third-party products offered through our platform.

While most of our products are sold as RUO reagents, our antibody development expertise, combined with our stringent validation techniques and recombinant manufacturing capability, allow us to support antibody and assay development for use across the IVD sector, from laboratory-developed tests and rapid assay platforms through to companion diagnostics and clinical trials. Our antibodies created using our recombinant monoclonal antibody technology were used in 10 FDA-approved companion diagnostic assays as of August 2020. In addition, our facility located in Burlingame, California has a Medical Device Manufacturing License granted by the California Department of Public Health.

Large, Differentiated Product Offering

We offer an extensive portfolio of antibodies and related protein research reagents that enables us to serve life scientists studying a wide range of research areas. As of June 30, 2020, we offered approximately 100,000 products on our customer website, totaling over 300,000 SKUs, including one of the world’s largest portfolios of recombinant rabbit monoclonal antibodies, which are required by our customers as fundamental components used in their research and experimental workflow. Our portfolio of recombinant antibodies provide high specificity as a result of our RabMab technology, and across our product portfolio, our antibodies are cited tens of thousands of times per year in peer-reviewed research publications. We also offer custom services to certain of our customers seeking access to novel, high-quality and personalized solutions to support the development of specific diagnostic and therapeutic applications. Since 2013, we have undertaken more than 2,000 custom projects with our pharmaceutical and diagnostic partners.

Global Scale, Strategic Locations and Specialized Infrastructure

Since 2001, we have sold our products and services to customers in over 130 countries through a specialized global infrastructure. We have seven manufacturing facilities and seven distribution centers strategically located across four continents in close proximity to many of the largest clusters of life science research hubs, which enhances supply chain efficiency. Our global footprint, combined with a network of distributor partners, allows us to provide our extensive portfolio of products and services to customers almost anywhere in the world, with orders generally shipped within 24 to 48 hours. As of June 30, 2020, our global manufacturing and supply chain platform had over 430 employees and handled an average of over 7,000 products per week with fulfilment accuracy of approximately 99.6%. In addition to an efficient operational infrastructure, we have a multi-channel commercial presence through our digital platform, on-ground global sales teams, industry conferences and other events. Our customer and scientific support teams provide around the clock, multilingual and highly specialized assistance to ensure that our customers are supported through their research, both before and after they purchase our products. In the fiscal year ended June 30, 2020, our support teams handled approximately 470,000 inquiries and responded to the vast majority of these inquiries within 24 hours.

Resilient and Growing End Markets and Attractive Financial Profile

We serve the life science research markets, which are supported by significant funding and capital investments from both public and private institutions. We expect the convergence of multiple industry trends to underlie continued growth in our sector, including an increasing global demand for healthcare and strong funding support for biomedical research. Furthermore, while our products are critical to basic research and development, our products often represent a small percentage of the overall cost of our customers’ workflow. Additionally, most of our products are consumable in nature and once established in the marketplace, the demand tends to be stable.

We have an attractive business model due to our resilient revenue base, which grew at a CAGR of 13% from 2013 to 2019, high product margins and strong cash flow generation. Our ROCE has consistently exceeded our cost of capital, maintaining an average of above 20% from 2013 to 2019, and our balance sheet is supported by £187.3 million in cash and cash equivalents for the fiscal year ended June 30, 2020.

Strong Leadership and Global Team with Proven Ability to Execute

Our management team has a proven track record of delivering business growth, executing on investment plans, driving continuous and material improvement of our global enterprise and generating high returns on capital. Our management team is supported by approximately 1,500 employees around the world, including over 200 with PhDs, who have extensive scientific and commercial experience and enable us to provide our customers with tailored expertise and service. The ability to attract excellent talent to our team is a key strength and enabler for growth. For example, in 2020, we were recognized by Glassdoor as the sixth best place to work in the United Kingdom. As we expand our footprint, we will continue to invest in locations that provide access to deep talent pools while building compelling spaces for our teams to work.

Industry Overview

As a global supplier of critical life science research reagents and tools, we help life scientists to advance scientific discovery through their research. The life science industry is experiencing an increase in research funding and capital investment supporting the growth of collaborative and global discovery networks. Our protein binding reagents, tools and solutions are increasingly used by academic, pharmaceutical and biotechnology organizations across a range of major research fields including oncology, cardiovascular, cell biology, epigenetics, infectious diseases, metabolism, developmental biology, immunology, microbiology, neuroscience, signal transduction and stem cell research. The credibility and influence of a life science company, such as ours, is, in part, determined by the number of times their products are cited in scientific papers. The number of times our products are cited has grown consistently year over year since 2010, and we were the most cited company in approximately 40% of the top 2,000 most studied protein targets, according to CiteAb as of June 30, 2020. According to CiteAb, approximately half of all life science publications cited at least one of our products, in 2019.

Antibodies are also a critical component in many IVD assays, including companion diagnostics, and can also be used as therapeutic agents for the treatment of diseases, including cancers and immune-related diseases. As well as developing these antibodies internally, biopharmaceutical and diagnostic organizations are increasingly outsourcing the initial discovery and development of antibodies to third-party organizations able to provide these services on a contract basis.

In recent years, we have increased our focus on this area of the market, through both the custom development of new antibodies and the out-licensing of our existing antibodies to biopharmaceutical and diagnostic companies, extending the commercial application of our products into these markets. We believe that we are well positioned to leverage our expertise in protein binding reagents to support clinical and instrument platforms, capturing greater market share and driving growth within these markets as a result.

Large and Growing Addressable Markets

In 2019, we estimated that our capabilities served a total addressable market of approximately $8 billion, which we estimate was comprised of a total addressable market of the research antibody and reagents industry of approximately $3 billion and a total addressable market for the generation of third-party antibodies for diagnostic and therapeutic companies’ applications of approximately $5 billion.

Our Market Opportunities

The summary below sets out an overview of the key addressable markets for our products, as well as the competitive dynamics and growth prospects for each of these:

	Proteomic Research Reagents	Antibody Development for Clinical Application
Abcam Revenue	Catalogue	Custom products and services, IVD sales and royalty and license income (“CP&L”)
% of Sales (FY19)	93.5%	6.5%

Estimated addressable market size	$3 billion	$5 billion

Long-term estimated market growth trend[1]	approximately 4%	approximately 4-8%
Abcam Products	• In-house and OEM research products, including primary and secondary antibodies, kits and assays, proteins, peptides, cell lines, lysates and biochemicals	• Custom / out-licensed monoclonal antibodies • Immunoassays
Description	• Provision of catalogue antibodies and associated reagents for customers to detect, quantify and modify proteins in scientific research experiments

•  Provision of antibodies or immunoassays (either custom-made or out-licensed from our catalogue) to biopharmaceutical and diagnostic organizations seeking to develop antibody based IVD assays, and/or companion diagnostics, or therapeutic agents

Customers

•  Academic labs in universities, higher education and government research institutes

•  Clinical labs in pharmaceutical and biotechnology companies working on drug development and diagnostics

•  Core facilities in hospitals, research institutes and other large organizations

• Clinical labs in pharmaceutical and biotechnology companies working on drug and diagnostic development
Competition	• Few players have significant global scale and liquidity • Fragmented and competitive market reflects wide range of technologies and applications for these products

•  Companies in diagnostic and therapeutic-use markets include specialist diagnostic businesses, Contract Research Organizations (“CROs”) and in-house teams at biotechnology and biopharmaceutical firms, who may outsource antibody design and development when reaching capacity or when they encounter a problem that requires outside expertise

•  We have built a significant network of collaborations across this landscape and are working on many bespoke projects in partnership with large biopharmaceutical and diagnostic companies to develop antibodies for these markets

Regulation	• Regulatory approval of research-grade antibodies is not required	• Antibody diagnostics require regulatory approval if they are used in a regulatory environment • Therapeutic antibodies require high levels of regulatory approvals

1)	Excluding the impact from COVID-19

Proteomic Research Reagents

The growing and fragmented proteomic research reagents market currently represents a majority of our sales and is a field where we have established a strong position, with our revenue having grown at a CAGR of 13% over the last six years, compared to an estimated 4% per year long-term growth rate for the proteomics research reagents market. Even as a leader within this market, we believe there is significant headroom for growth, as highlighted by Figure 7 below.

Figure 7

Furthermore, we expect the proteomic research reagents market to grow at a long-term growth rate of approximately 4% per annum (excluding any impact from COVID-19). We believe this growth will be driven primarily by: (i) a growing number of life science researchers and research studies; (ii) an increase in the total available funding for proteomic and other related research, which thereby determines the volume of reagents used by researchers; (iii) technological advancements which increase the throughput, data, efficiency and speed of biological research; and (iv) increases in the pricing for proteomic reagents, broadly in line with inflation. Historical increases in total funding available for proteomic and other related research are shown in Figure 8 below, and we believe this trend will continue.

Figure 8, Source: National Institute of Health

Antibody Development for Clinical Application

Beyond their use as research tools, over the last two decades, antibodies have become a critical component of many diagnostic assays. These assays have the potential to measure key biomarkers and provide clinicians with crucial insight to aid an effective diagnosis. Furthermore, using IVD assays as a companion diagnostic helps to screen patients and ensure that prescribed therapeutic agents will be efficacious for the specific disease variant. This can provide better clinical outcomes for the patient as well a more effective use of healthcare resources. As such IVD assays are an increasingly important part of clinical disease diagnosis, management and treatment selection. This is driving a rapid expansion of the companion diagnostics market, which we believe is expected to reach $6 billion by 2025.

In addition, antibodies themselves are increasingly being used as therapeutics for a wide range of diseases. For example, monoclonal antibody therapies have various advantages compared to traditional chemo and radio therapies, such as fewer treatment-related adverse effects and high target specificity. As a result, biological drugs increasingly represent a larger proportion of drugs in the global research and development pipeline. Globally, the total research and development spend in the pharmaceutical market is projected to grow as demonstrated by Figure 9 below. We believe that because biological drugs are becoming a larger part of the global research and development pipeline, this projected growth in total spend on pharmaceutical research and development will translate into growth in the market for biological drugs.

Figure 9, Source: EvaluatePharma, July 2020

We serve this market by leveraging the expertise and content from our proteomic research reagent business as well as our innovation capabilities to provide high-quality reagents to clinical and instrument platform partners. This is realized both through the provision of our in-house catalogue products, which we are able to out license to clinical partners, as well as the custom development of novel products for potential use in these markets. We believe customers are choosing to partner with us as a result of our unique antibody discovery and innovation capabilities, strong IP protection, precise and reliable reagents and our ability to support their needs as they progress through regulatory approvals.

We believe the macro environment and dynamics within the diagnostic and biological therapeutics markets are attractive and expect this market to grow at a long-term growth rate of approximately 4% to 8% per annum, driven primarily by: (i) biopharmaceutical research and development spending; (ii) increasing demand for accurate diagnoses to support high-cost therapeutic prescription; (iii) the move from small to large molecule biologics; (iii) the rise of precision medicine; and (iv) the trend toward industry outsourcing. These recent trends are demonstrated by Figures 10 and 11 below, and we believe these trends will continue.

   Figure 10, Source: Pharmaprojects, January 2019        Figure 11, Source: Pharmaprojects, January 2019

Industry Trends Across RUO and Clinical Markets

We expect the convergence of a number of industry trends to support the fundamental market growth drivers across both RUO and clinical markets, resulting in an increased demand for our products and services, including:

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Favorable Demographic and Epidemiologic Trends: Global demand for healthcare is increasing rapidly, which has been driven primarily by rising and ageing populations, an increased prevalence of chronic diseases and a focus on improving access to healthcare. The Centers for Medicare and Medicaid Services estimates that in the United Sates, the total healthcare expenditure will increase from representing approximately 17.7% of gross domestic product in 2018 to approximately 19.4% in 2027. In addition to the demographic trends driving the global demand for healthcare, and in turn the demand for biomedical research, there has been a steady rise in the population of the scientific community that forms a large part of our customer base. In the United Kingdom, for example, from 2014 to 2018, there was a 3% increase in the number of individuals who obtained higher education qualifications in Biological Sciences and a 9% increase in postgraduate degrees awarded during this same period.

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Strong Funding Environment for Biomedical Research: Life science research funding continues to grow in many countries around the world, driven by increased investment into biomedical research from a variety of sources, including governments, industry participants and private capital. Increased investment is funding translational research programs associated with the development of next-generation therapies including immuno-oncology and immuno-therapy, treatments for chronic diseases associated with ageing populations, as well as rare and genetic diseases and the ongoing threat from infectious diseases. This trend has also resulted in an increase in funding for industry-academia collaborations. Recent examples include the NIH’s BRAIN initiative and the NCI’s Cancer Moonshot, and we expect to see this trend continue in the future. The increase in government funding for life science research is particularly relevant for us, as a large percentage of our revenue is derived from customers conducting academic studies or from research institutes.

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Focus on Increased Research Reproducibility and Reagent Quality to Reduce Wasted Time and Resources: Beyond their use in therapeutics, antibodies play a vital role in biomedical research across the life science industry. The quality of research reagents is intrinsically linked to the reproducibility of data. High-quality research antibodies, providing high specificity, sensitivity and consistency are critical to increasing confidence in research outcomes and reducing the gratuitous expenditure of both time and funding resources. With an estimated $17 billion lost in avoidable experiment expenditure annually, against a backdrop of increased outsourcing of research and development in order to optimize efficiency and reduce lead times, the ability for researchers to source high-quality and validated reagents is increasingly important.

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Growing Significance of Genomics and Proteomics: The pace of technological innovation has significantly reduced the cost of gene sequencing in recent years, rapidly expanding its use and consequently resulting in a commensurate increase in the identification of possible genetic targets and biomarkers for disease diagnosis and treatment. This has led to a proliferation in proteomic research in areas spanning stem cell research, gene editing, epigenetics, neuroscience and oncology. In addition, the market is further benefiting from the increase in the use of instrumentation, which facilitates automation and an increase in the use of technologies such as multiplexing allowing for a comprehensive, quick analysis of proteins. This increases both the efficiency and speed of output of biological research and thus the volume of available data, which in turn drives advances in process design and development in an ongoing cycle. We believe all areas of proteomics research are benefiting from these trends.

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China Expansion: The Chinese market represents a large and attractive growth opportunity. Increasing health needs, driven by an expanding and ageing population, has resulted in a heightened focus on healthcare and innovation. China now ranks second in the world for citations for the number of scientific papers produced, behind the United States, according to the State Council of the People’s Republic of China as of November 2019. The Chinese government has placed scientific and technological innovation at the center of the long-term socio-economic development of the country and is supporting this initiative through funding, reform and societal status. In 2018, China spent approximately $293 billion on research and development, which was 2.1% of the country’s GDP and an 11.6% increase compared to 2017. We expect to see continued growth in research and development spending in China. In March 2019, the government announced the intention to increase research efforts and enhance innovative capabilities as well as encouraging enterprise-led industry-academia research collaborations. In the fiscal year ended June 30, 2020, sales in China contributed to 16% of our catalogue sales, and we believe the Chinese market has the potential to grow to become the same size as the U.S. market for our business over the next 15 years.

Our Products and Services

We offer customers a range of catalogue products and customized solutions. We innovate and manufacture our own products in our specialist facilities worldwide, and we source thousands more from hundreds of quality suppliers. This combination of in-house production and sourcing offers scientists access to the newest high-quality research tools available globally.

In total, we offer approximately 100,000 products in our catalogue as of June 30, 2020. These catalogue products support the research of proteins in biological pathways. Ultimately, findings from this research can translate into treatments for diseases such as cancer and immune deficiency disorders.

Including our Custom Products and Licensing revenue, in the fiscal year ended June 30, 2020, over 51% of our total revenue was derived from our in-house manufactured products, innovation and services, up from 28% in the fiscal year ended June 30, 2012.

Catalogue Products:

Antibodies

Research grade antibodies

We are a leading provider of antibodies and research reagents worldwide. According to CiteAb in 2019, approximately half of all life science publications cited at least one of our products, resulting in approximately 30,000 citations. Our ability to provide researchers around the world with products they can trust, that are of high quality, together with the data needed to support and validate their research, is vital to our continued success.

We provide antibodies intended for basic research, or those that are typically used in academic pharmaceutical and biotechnology laboratories to investigate fundamental scientific questions. The human body makes proteins known as antibodies when an unknown foreign substance is introduced into the body, such as bacteria. Each antibody binds to a very specific part of the foreign substance known as an antigen, and different antibodies bind to different antigens. We can artificially generate antibodies to target antigens on molecules that researchers are interested in studying in order to understand where antigens are located within a cell or tissue sample. High-quality research antibodies are critical to scientists’ research and their ability to reproduce experiments, as unreliable research reagents lead to wasted time and money. We strive to offer high-quality antibodies that provide specificity, sensitivity and consistency, which helps to increase confidence in research outcomes and reduce waste across the industry.

In vitro diagnostic antibodies

Antibody-based IVD assays are tools typically used in a clinical setting, such as a hospital or medical institute laboratory, to help diagnose a disease or condition. These tools are used on patient samples (such as blood, urine or tissue) and help clinicians to diagnose or assess the progression of a disease. IVD assays can also provide information on the type of treatment to use and assist with disease prognosis. We sell these products directly and through specialist distributors.

Conjugated antibodies and conjugation kits

Conjugation is the process of attaching a label to an antibody to enable visualization and measurement. Labels come in many forms, such as enzymes, fluorescent molecules and metals. Based on a survey of 347 researchers in North America and Europe conducted on our behalf by a contact services company on September 30, 2019, more than 80% of antibody customers use conjugated antibodies for their research. We offer directly conjugated primary antibodies and antibody conjugation labelling kits for customers to undertake conjugation of their own antibodies. With the Expedeon Acquisition and our investment in BrickBio in the fiscal year 2020, we have expanded our ability to offer more internal labelling and external conjugation products and services.

These products complement our existing suite of antibodies and will allow us to develop a wide range of new products for applications and kits across our product portfolio.

Immunoassays

Singleplex

An immunoassay is a test that uses one or more antibodies to detect and quantify a molecule of interest within a sample. While some researchers prefer to run experiments using all individual components, prepackaged immunoassay kits offer a valuable time-saving resource that minimizes the potential variability between experiments. A researcher provides the sample of interest, and our kits provide the researcher with the reagents needed to conduct the experiment; each kit also provides a protocol to optimize its performance.

We offer more than 1,400 ELISA kits, which are based on reliable and optimized matched antibody pairs. In particular, our SimpleStep ELISA kits allow researchers to run a common ELISA experiment in just 90 minutes. Our matched antibody pairs are recombinant, monoclonal antibodies that are developed and optimized for use in relevant sample types like plasma and serum for reliable performance. Our immunoassays portfolio has developed rapidly since 2010, as illustrated by Figure 12 below, showing the growth of our share of global citations for our ELISA kits.

Figure 12, Source: CiteAb March 2020

Multiplex

Multiplex immunoassays allow researchers to simultaneously quantify multiple analytes within a single test. We offer a range of in-house multiplex immunoassay products that can be used with standard laboratory equipment. We also offer our innovative FirePlex multiplex product, which features customizable multiplex panels that allow the analysis of up to 70 analytes simultaneously per well, with fast and easy readout on standard flow cytometers. FirePlex immunoassays combine our proprietary FirePlex particle technology along with our optimized matched antibody pairs for analyte detection, offering high standards in sensitivity and specificity. Through our acquisition of Firefly Bioworks Inc., we in-licensed from the Massachusetts Institute of Technology (“MIT”) certain patents covering the FirePlex products.

Our antibodies and antibody pairs are also made available to a range of third parties developing either novel multiplex platforms or upgrading their existing platforms. For example, we entered into a commercial partnership with NanoString in 2019, whereby we leveraged our portfolio of recombinant monoclonal antibodies to create bespoke content for NanoString’s GeoMx DSP platform. This enables GeoMx DSP users to explore cellular interactions and facilitate discovery of novel biology.

Proteins and peptides

Proteins and peptides are the molecules that carry out almost all of the actions within and between cells. Major types of proteins include cytokines, which can initiate an immune response, growth factors, which help scientists culture cells in a laboratory, or enzymes, which catalyze reactions. Scientists use these proteins and peptides as part of more complex experiments to test how cells and organisms function.

We offer a range of over 15,000 proteins and peptides, the majority of which are currently sourced from third parties. More recently, we have begun building an in-house capability to develop our own range of high-quality, biologically active proteins to complement and enhance our offering.

Edited cell lines and lysates

Cell lines and lysates are an important emerging tool for antibody validation by both our customers and in our own labs. Based on market research we conducted in March 2018, we believe approximately 70% of our customers utilize gene-edited cell lines in their research. We saw an opportunity to help develop this market to further address our customers’ needs as there was no clear market leader with a comprehensive line of high-quality cell lines and lysates. In 2019, we acquired a portfolio of ready-made edited diploid cell lines available for validation from EdiGene, and as a result, we published an initial range of knockout lysates. As of June 30, 2020, we offer more than 2,800 knockout cell lysates and lines, which are being used for our in-house validation needs and are being made available to our customers for their own research. In 2020, we launched a range of CRISPR edited cell lines, and as of June 30, 2020, we offer approximately 1,400 cell lines.

Other products

We offer a wide variety of other products, including cellular activity kits and miRNA kits, among others and other products such as our agonists, antagonists, activators and inhibitors range, which includes hundreds of different molecules that change how other proteins normally function. By regulating a protein’s activity, scientists can begin to understand its function. We provide a range of ligands, modulators of ligand and voltage-gated ion channels, enzyme inhibitors and cell signaling pathway tools, which help researchers to find molecules needed for their research.

Custom Products and Licensing

We provide comprehensive solutions for custom antibody development, from initial target evaluation through to the delivery of purified, fit-for-purpose antibodies for research, diagnostic or therapeutic application. We have highly experienced teams dedicated to antibody discovery for custom projects. These teams design and execute tailor-made discovery and selection strategies to generate and select binders that meet desired antibody specifications.

Our teams conduct the screens and any application-specific tests to enable identification of the best antibody for their specific requirements in terms of selectivity, sensitivity and application performance. In addition, all our custom antibodies are sequenced, cloned and produced in a recombinant system. This ensures high antibody yields, batch-to-batch consistency and sustainable long-term supply.

In other situations, antibodies that are already available on our online catalogue for research use purposes are requested for potential clinical use. In such case, we work with those customers to provide a license. For example, in 2016, we licensed the use of an antibody from our catalogue to Epic Sciences for diagnostic purposes, including in connection with its prostate cancer diagnostic test.

For newly created antibodies, as well as receiving fees upon successful completion of each project, additional commercial options for these products include (i) making them available for sale to researchers through our online catalogue, (ii) manufacturing and supplying the product to the customer in the required formulation, (iii) licensing the technology to the customer for their own manufacture and (iv) receiving payments from milestones achieved in clinical development and/or royalty payments once products are approved and being prescribed by clinicians.

We have developed over 2,000 custom projects with our partners during the fiscal year ended June 30, 2013 to the fiscal year ended June 30, 2019. In the fiscal year ended June 30, 2020, we completed over 140 projects and executed over 50 agreements, across these areas.

In the ordinary course of our business, we often enter into license agreements with third parties to expand our product portfolio. For example, in January 2018, we entered into a license and asset transfer agreement with Roche for consideration of approximately $17.6 million (£13.0 million). Under the terms of this agreement, we obtained the exclusive rights to the product portfolio of Spring Bioscience Corporation in the RUO field as well as the exclusive RUO rights for all future products developed for an initial period of 10 years. Following the Expedeon Acquisition and our acquisition of the gene editing platform and oncology product portfolio of Applied Stem Cell in 2020, we plan to expand our custom offering to include conjugation and cell editing services.

Innovation and New Product Development

We believe one of the keys to our success is our ability to react rapidly to the needs of our customers and meet general industry demand. In order to anticipate our customers’ needs and to be at the forefront of research and development, we analyze data taken from a variety of sources, including interactions with our customers through our various support teams and other customer touch points, such as trade shows, surveys, focus groups and key opinion leaders, as well as data taken from our website and digital platform. The feedback and insight gained from these interactions is used to inform our innovation process by helping our product development teams better understand our customers’ unmet needs.

We intend to increase our investment in research and development over the next five years across a number of areas. First, we aim to sustain and extend our leadership position as an innovator of antibodies. For the fiscal year ended June 30, 2020, our primary and secondary antibodies accounted for approximately 71% of our revenues. We have developed thousands of novel antibody products and line extensions each year and believe that we are well positioned to continue to improve upon the quality and performance of antibodies currently available in the market through our product development efforts.

We have built a differentiated antibody discovery platform over a number of years, which leverages a range of technologies and screening techniques, including RabMAb, B Cell Cloning, NGS and Phage Display. Combined with the significant expertise of our in-house teams, we believe the continued development of this platform has the potential to drive continuous improvement in the success of our new product development pipeline and enable us to generate specific and sensitive antibodies at scale.

Figure 13

Second, we are focused on continuing to expand our product innovation beyond primary antibodies and into complementary research tools including immunoassays, proteins, edited cell lines and conjugation technologies and labels. We have already demonstrated our commitment to broader innovation by investing in our in-house scientific capabilities, which is evident from the positive impact in-house innovation has had on our revenue. For example, in the seven year period ended June 30, 2019, our in-house product revenue grew by an average of approximately 23%. Further, our total in-house product revenue grew from approximately 28% in the fiscal year ended June 30, 2012 to approximately 51% for the fiscal year ended June 30, 2020. Further, by transitioning more products from OEM suppliers to innovating in-house provides a better rate of growth per molecule from our own products using our data. As illustrated by Figure 14 below, we benefit from higher gross profits from our in-house products.

Illustrative average gross profit margin for primary antibodies sold by Abcam during the first six years following launch as compared to OEM products sold by Abcam during the first six years following launch.

Figure 14

We are constantly searching for new ways to bring more products in house and to improve our internal production capabilities through the use of data analytics, especially where we see that a customer’s needs are not being fulfilled or if there is demand for a higher quality alternative. We believe our commitment to product innovation has allowed us to strengthen our position in core markets, providing greater choice and faster protocols to researchers through the addition of new, more efficient product lines.

Third, we have established various partnerships in which we are positioned to co-create innovative tools and aim to replicate this across more areas of scientific need. For example, we are assisting with advancing research in rare disease areas, which impact fewer than 1 in 2,000 people. In January 2019, we partnered with the Loulou Foundation, a private foundation based in the United Kingdom that is focused on finding a cure for CDKL5 Deficiency Disorder, which involves the mutation of a gene essential for normal brain development and function. The lack of quality research reagents for CDKL5 has been a significant hurdle to the understanding of the biology of this devastating disorder and has been impeding the development of effective therapies. By combining the technical expertise of our teams with the disease-specific expertise of groups like the Loulou Foundation, we are helping to support effective rare disease research through the innovation of precision research tools.

Underpinning our differentiated and innovative product development capability is a strong and dedicated team of experts. We have invested and will continue to invest in our team, who have the skills and know-how that make such innovation possible. As of June 30, 2020, we had 285 employees in our new product development team, who focus on research and development. We believe that it is crucial to the growth of our business to invest in talented people who are committed to our mission of providing high-quality products to our customers. By having a strong, talented and dedicated team, we are able to accelerate the implementation of product development initiatives that will allow us to seize more market opportunities.

Manufacturing Quality

We are committed to maintaining industry leading standards for our manufacturing processes at our global facilities in order to continue to provide our high-quality products to our customers. We follow strict global quality control procedures across all of our manufacturing facilities to ensure consistent lot-to-lot performance for our customers. We also impose the same quality standards on our third-party OEM suppliers, to ensure that our customers receive a consistently high level of quality across products offered in our catalogue.

Our primary manufacturing site, based in Hangzhou, China, is ISO 9001:2015 certified and all other sites work to these standards. The facility of our IVD group, located in Burlingame, California, is registered as a medical device establishment with the FDA and is subject to the FDA’s Quality System Regulation and in compliance with ISO 13485:2016. This facility has a Device Manufacturing License granted by the California Department of Public Health.

Our Infrastructure

Manufacturing

We are strategically located in close proximity to many of our global customers to drive supply chain efficiency, minimize customer lead times and navigate a complex network of regulatory requirements. Our global footprint consists of six manufacturing facilities. We have the expertise and government licenses to manage multiple controlled environments globally, enabling us to handle highly regulated chemicals and other materials in a compliant manner. The depth and breadth of our portfolio provides our customers with a comprehensive range of products and services and allows us to create customized and integrated solutions for our customers. As of June 30, 2020, we had over 430 employees dedicated to our supply chain and manufacturing platform, together delivering over 31,000 in-house products and approximately 95,000 products in total, available in over 175,000 configurations.

We continue to focus on delivering scaled growth by investing in our infrastructure, supply chain engineering and technology systems. Investment in infrastructure will include core facility expansions as well as build out our regional infrastructure. Supply chain engineering efforts will be aimed at improving utilization through network optimization and improved material and procurement management. Finally, we aim to improve our technological capabilities in the form of increased automation and enhancement of our business and quality management systems. Our ability to deliver enhancements and scale our business was demonstrated by our ability to increase our average volume of product batches placed into production by approximately 100% from 2018 to 2020 at our manufacturing facility in Hangzhou, China. In the fiscal year ended June 30, 2020, we initiated multiple programs to allow us to further scale the business while achieving efficient economics.

Distribution Network and Facilities

We have seven manufacturing facilities strategically located across four continents in close proximity to many of the largest clusters of life science research hubs, which enhances supply chain efficiency, and allow us to provide our extensive portfolio of products and services to customers nearly anywhere in the world. We have sold our products in over 130 countries through a variety of channels, including both direct customer sales and the use of local distributors. As of June 30, 2020, our global distribution network handled an average of over 7,000 products per week with a fulfilment accuracy of approximately 99.6%, and works to ensure that in many cases, our customers are able to have the product they require for their research within 24 to 48 hours of ordering, depending on where a customer is located. We employ approximately 336 sales and sales support professionals around the world who focus on serving our customers.

Customers

Our customers are life science researchers who seek to understand biological processes and their role in health and disease. Our customers are vitally important to the development and growth of our business; everything we do is anchored in the belief that our customers drive the urgency and direction of our business. We believe it is critical that we listen to our customers and offer products and services that are of the highest quality, are effective and convenient to access to ensure we address our customers’ needs.

We have three primary categories of customers including: academic institutions, research institutions, and pharmaceutical, biotechnology and diagnostic companies. While across all categories our ultimate customers are the same – life science researchers – customer orders are received from individual scientists ordering on their own behalf, laboratory managers ordering on behalf of their lab teams, purchasing managers ordering on behalf of several labs, or central procurement teams ordering on behalf of labs, divisions or entire organizations. Orders can be received directly, through a variety of means, or via one of our distributors. Our customers span the world, however, as of June 30, 2019, a large number were located in the United States, where 44% of our total revenue came from the United States, and 56% of our total revenue came from all other countries in which we operate.

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Researchers and scientists from research laboratories and academic institutions. These customers purchase products based on their individual scientific and/or research requirements, which typically results in lower purchasing requirements. Researchers and scientists in this category tend to order products from our catalogue through our website and other digital and traditional channels. In the fiscal year ended June 30, 2020, the average order value of these customers was approximately $590 which reflects the purchasing habits and product needs of this category of customers.

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Biopharmaceutical and diagnostic companies. These customers typically require larger order sizes and greater customization of their orders. We typically build more personalized relationships with these customers, and we also seek to partner with them to support their research and development efforts over a longer period of time. Through these partnerships, we are able to create new products for their needs that we are ultimately able to add to our catalogue and that we can then offer to other researchers and scientists.

In the fiscal year ended June 30, 2020, our worldwide customer base consisted of approximately 750,000 life science researchers. As of June 30, 2020, approximately 60% of our total revenue was derived from academic institutions, and the remaining approximately 40% was derived from our other customers including research institutes and biopharmaceutical, biotechnology and diagnostics companies. Our sales are widely distributed, and no single customer accounted for more than 5% of our revenue during the fiscal year ended June 30, 2019.

We focus on understanding, anticipating and serving our customers’ needs as quickly as possible, which we accomplish by maintaining regular dialogue with key opinion leaders through a variety of touch points. We also conduct customer surveys and host focus groups in order to continue our interaction with our customers, in addition to using data analytics and insights to gauge customer satisfaction and inform our product pipeline. We believe our scientific support teams and other customer touch points allow us to keep up with market and research trends and gain insights into our customers both in academia and industry.

Another way that we seek to foster positive relationships with our customers is by providing personalized and swift customer service globally. We measure the real-time satisfaction levels of our customers through a transactional Net Promoter Score (“tNPS”), a method that is a widely used, non-proprietary metric. We calculate our tNPS by sending surveys to our customers after certain interactions (for example, we send surveys immediately after a customer places or receives an order or when a customer complaint is closed). At this point, a customer is asked how likely they are to recommend our products and services to a friend or colleague on a scale of 0 to 10. Those who respond with a score of 9 to 10 are called “Promoters,” 0 to 6 are called “Detractors” and 7 to 8 are called “Passives.” The tNPS is calculated by subtracting the percentage of customers who are Detractors from the percentage of customers who are Promoters. For purposes of calculating the tNPS, Passives count towards the total number of respondents. In November 2018, we appointed a new tNPS survey partner, which changed the mechanism by which customer feedback is collected. With this change, response rates increased, and we saw a consistent number of “Promoters,” a decrease in “Passives” and a slight increase in “Detractors.” Because the tNPS measure is sensitive, this resulted in a tNPS outcome that was approximately 10% lower than the score under the previous mechanism. Our tNPS score for the fiscal year ended June 30, 2020 was 56% compared to 59% for the corresponding period in the preceding year.

Sales Channels

We have talented, global sales and marketing teams that work to provide our customers with the products they require to further their research goals. We have invested and will continue to invest in our digital marketing strategy, which continues to grow and enhance our digital footprint by driving increased customer engagement and conversion rates on our digital platform.

We sell our products directly to our customers through our digital platform and other offline channels. These channels provide customers the flexibility to purchase our products quickly and from any location in the world. We continue to focus on ways to improve the ease and efficiency with which customers are able to find and access the products and services they need. In addition to our digital platform, we have an extensive range of offline channels, which include our global sales and customer and scientific support teams and Abcam and other industry hosted conferences, among others.

We also provide support to our customers before and after they purchase our products to ensure that they have what they need to carry out their research. We continue to invest in our scientific and customer support teams, which provide our global customers with multilingual, around the clock support. In 2019, we launched an online “Live Chat” service through our website to make it easier for customers to resolve issues quickly. In the fiscal year ended June 30, 2020, our support teams handled approximately 470,000 inquiries and responded to the vast majority of these inquiries within 24 hours.

Suppliers

We maintain a large network of product suppliers and collaborators. We select suppliers that adhere to high-quality and ethical standards, and we monitor their performance through audits, reviewing the progress of any corrective action plans and measuring of key performance indicators. Our product suppliers benefit from our global distribution network, digital platform and recognized brand to support the sales of their products. Our suppliers are widely distributed, with no single OEM supplier accounting for more than 5% of our revenue in the fiscal year ended June 30, 2020.

We are transparent about how we work in terms of ethics, quality, the environment and general business principles, and aim to build long-term collaborative relationships based on trust.

Competition

The biotechnology and life science industries are characterized by rapidly advancing technologies, significant change and a strong emphasis on intellectual property. We operate in a highly competitive environment with a diverse and fragmented base of competitors, many of whom focus on specific regions, customers and/or specific product segments. While many customers weigh and balance competitive factors differently in our industry, many focus upon consistency of product quality and performance, service and delivery, breadth of product line, consistency across products, price, customer support, online capabilities and the ability to meet the special and local needs of our customers. Market success is primarily dependent upon product innovation and quality, selection of products, price and reputation. For certain customers, competition is driven not only by the product quality across our industry, but also by the adaptability of the supplier as a developmental and commercial partner. We rely on our scale, expertise, deep customer access, depth of product offering, marketing strategies and sales force, acquisition strategy, financial profile and management team to deliver superior solutions to our customers and provide extensive market channel access to our suppliers.

Although only a few competitors have significant global scale and liquidity, the marketplace for reagents and biological tools, including RUO antibody suppliers, is fragmented and competitive, reflecting the wide range of technologies and applications that use these products and the unregulated status of the market.

The worldwide market for protein related research reagents is supplied by a number of companies, including parts of Thermo Fisher Scientific Inc. (U.S.), Merck KGaA (Germany), Becton, Dickinson and Company (U.S.),

Bio-Rad Laboratories, Inc. (U.S.), Cell Signaling Technology, Inc. (U.S.), Bio-Techne Corporation (U.S.), PerkinElmer, Inc. (U.S.), Santa Cruz Biotechnology, Inc. (U.S.) and BioLegend, Inc. (U.S.), among others. We also compete with other smaller, niche competitors and specialized companies that focus on certain areas, including innovators and resellers. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Intellectual Property

Our success depends in part upon our ability to protect our core technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets and trademarks, as well as customary contractual protections.

Patents

As of June 18, 2020, we own approximately 61 issued U.S. patents, 17 pending U.S. patent applications, 150 issued foreign patents and 45 pending foreign patent applications. As of June 18, 2020, we exclusively licensed from MIT, through our acquisition of Firefly Bioworks Inc., five issued U.S. patents and 15 issued foreign patents. These patents include claims relating to the methods and process of making our products including antibodies, immunoassays and conjugation products, as described further below.

Antibodies

Through our acquisition of Epitomics Inc., as of June 18, 2020, we own several patent families related to the generation of antibodies, including, for example: (1) a patent family consisting of six issued U.S. patents related to a fusion partner and the generation of monoclonal rabbit antibodies therefrom, and patents in this family are expected to expire in June 2026, exclusive of possible patent term adjustments or extensions or other forms of exclusivity; (2) a patent family consisting of one issued U.K. patent and five pending patent applications in Europe, Australia, Canada, China and the United States related to the method of producing a recombinant allotype specific rabbit monoclonal antibody, with the issued U.K. patent expected to expire in December 2034 and any patents issuing from the pending applications (including a U.K. patent which may be obtained through the pending European application) expected to expire in December 2035, exclusive of possible patent term adjustments or extensions or other forms of exclusivity; and (3) a patent family consisting of three pending applications in the United States, Europe and China, related to methods of generating rabbit monoclonal antibodies by B cell panning and proliferation (without using fusion partner), and any patents issuing from the pending applications are expected to expire in March 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Through our acquisition of AxioMx Inc., as of June 18, 2020, we own several patent families related to the generation of recombinant antibodies, including, for example: (1) one patent family consisting of one issued U.S. patent and five pending applications in Australia, China, Canada, Europe and the United States, related to methods and compositions for producing a chimeric polypeptide, such as converting single-chain variable fragment to properly folded immunoglobulin, with the issued U.S. patent and any patents issuing from the pending applications expected to expire in June 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity; and (2) two patent families derived from two Patent Cooperation Treaty (“PCT”) applications and consisting of 12 pending patent applications in Australia, Canada, China, Europe, Japan and the United States, related to methods of generating antibodies against traditionally difficult targets involving ligand-directed or post-translational modification directed antibody generation, and any patents issuing from these pending applications are expected to expire in August 2038, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Assays

Through our acquisition of Firefly Bioworks, Inc., as of June 18, 2020, we have rights to, through ownership and exclusive license, several patent families related to our Fireplex product, consisting of eight issued U.S.

patents, two pending U.S. patent applications, 41 issued foreign patents, and seven pending foreign patent applications, of which five issued U.S. patents and 15 issued foreign patents are exclusively licensed from MIT. The issued patents and any patents issuing from the pending applications in those families are expected to expire between 2026 and 2035, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Through the Expedeon Acquisition, as of June 18, 2020, we own three patent families related to the CaptSure technology utilized in our SimpleStep ELISA kits, consisting of four issued U.S. patents, two pending U.S. patent applications, five issued foreign patents in France, Germany, Netherlands, Switzerland, and the United Kingdom, and six pending foreign patent applications in Australia, Canada, China, Europe and Japan. The issued patents and any patents issuing from the pending applications in those families are expected to expire between 2030 and 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Conjugation

Through the Expedeon Acquisition, as of June 18, 2020, we own four patent families related to our conjugation products, consisting of three issued U.S. patents, one pending U.S. patent application, 39 issued foreign patents, and two pending foreign patent applications. The issued patent and any patents issuing from the pending applications in those families are expected to expire between 2026 and 2034, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. All taxes, annuities or maintenance fees for a patent, as required by the USPTO and certain foreign jurisdictions, must be timely paid in order for the patent to remain in force during this period of time.

The actual protection afforded by a patent may vary on a product by product basis, from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions and the availability of legal remedies in a particular country and the validity and enforceability of the patent. Our patents and patent applications may be subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see the section titled “Risk Factors—Risks Relating to our Intellectual Property.”

Trademarks

As of June 18, 2020, we own trademark registrations or registration applications including ABCAM, RABMAB, FIREPLEX, SIMPLESTEP ELISA, and LIGHTNING LINK in the United States and in certain foreign jurisdictions, such as Europe.

Trade Secrets and Proprietary Information

In addition to patents and trademarks, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality, and invention assignment agreements with our employees, consultants, and independent contractors. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee, however, that we have executed such agreements with all applicable counterparties, such agreements will not be breached, or that these agreements will afford us adequate protection of our intellectual property and proprietary rights. See “Risk Factors—Risks Relating to our Intellectual Property.”

Properties

Our headquarters is located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX United Kingdom. We also operate from properties in Cambridge, United Kingdom, Shanghai, Beijing and Hong Kong in China, Taipei in Taiwan, Tokyo in Japan, Adelaide in Australia and Branford, Connecticut, Natick and Cambridge, Massachusetts, Pleasanton and Burlingame, California and Eugene, Oregon in the United States

Our People and Culture

We believe that our culture is a strength and key differentiator for our business. We recognize that our people are fundamental to our continued success, as their skill and dedication enable us to fulfill our vision and purpose. We aim to create a safe, fair and dynamic working environment that is collaborative and outcome focused. We will continue to invest in the development of our employees and encourage the sharing of feedback and ideas, as we believe in the importance of listening to our employees and recognizing their achievements. We actively promote our culture, which focuses on earning the trust of all of our employees. Nurturing employee excellence is one of the keys to our success, and we continue to prioritize the ongoing learning, training and development of our staff. In 2019, Glassdoor awarded us the “Glassdoor Employees’ Choice Award,” which is based on feedback from employees about their job, work environment and their employer. Based on employee feedback provided to Glassdoor from October 2018 to October 2019, we were ranked sixth in the “Best Places to Work 2020 Employees’ Choice” in the United Kingdom.

We offer online and offline training programs, across a range of areas including work-based skills, leadership and compliance-related courses. For the fiscal year ended June 30, 2020, we extended courses to over 1,200 employees. From July 2019 to July 2020, we offered eight different apprenticeship routes at levels two to seven in the United Kingdom and had 32 active apprentices including nine senior leaders masters apprenticeships. As of July 2020, an external employee survey, which measured employee engagement at number of companies, found that Abcam was in the top 25% in three employee development categories including mentoring, learning and career path, and in the top 10% for employee growth.

We aim to create a positive, collaborative culture, and we want to ensure everyone is aware of the contribution they can make across our business. We recognize that the work environment has an impact on productivity, innovation and collaboration, which is why we have dedicated resources to building new facilities. We want employees to be engaged and motivated and have opportunities to develop and progress. We recognize that rewarding employees fairly, equitably and competitively is crucial to attracting and maintaining a motivated workforce.

In September 2018, we launched “AbShare,” an innovative share plan available globally to all of our permanent employees. The plan, which won “Most Innovative & Creative Plan Design” at the GEO 2019 awards, was designed to encourage broad share ownership across our offices around the world, create alignment throughout our organization and help to attract and retain highly talented employees. At its launch, approximately 87% of our global employee base elected to participate in this plan.

For the years ended June 30, 2018, 2019 and 2020, we had 1,054, 1,155 and 1,492 employees, respectively. As of June 30, 2020, over 200 of our employees hold PhDs.

The table below sets out the number of employees by geography as of June 30, 2020:

Geography	As of June 30, 2020
United States	388
EMEA(1)	672
APAC(2)	432

Total	1,492

(1)	The significant majority of our EMEA employees are in Cambridge, United Kingdom.
(2)	APAC includes employees in Shanghai, Hangzhou and Hong Kong in China, Tokyo, Japan and Sydney, Australia.

The table below sets out the number of employees by category as of June 30, 2020:

Department	As of June 30, 2020
New Product Development	285
Logistics	106
Customer Services	77
Quality and Operational Excellence	18
Other(1)	1,006

Total	1,492

(1)	Other employees includes departments such as Regional Sales and Marketing, Data & Analytics, Scientific Support, In-House Manufacturing, Core Finance and Facilities Health & Safety.

We believe that we maintain a good relationship with our employees. Currently, none of our employees belong to unions.

Information Technology

Data Privacy and Security

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of critical or sensitive personal information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, federal and state consumer protection laws and regulations (for example, Section 5 of the Federal Trade Commission Act and the Health Insurance Portability and Accountability Act (“HIPAA”)), govern the collection, use, disclosure, and protection of personal information could apply to our operations or the operations of our partners. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information” or “PHI”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. State laws may be more stringent, broader in scope or offer greater individual rights with respect to PHI than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the U.S. Department of Health and Human Services (“HHS”), may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations, as well as significant reputational harm, if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

California recently enacted the California Consumer Privacy Act (the “CCPA”), which creates new individual privacy rights for California consumers, as defined in the law, and places increased privacy and security obligations on entities handling certain personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt out of certain sales or transfers of personal information. The CCPA also provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information that may increase the likelihood of, and risks associated with, data breach litigation. The CCPA went into effect on January 1, 2020, and the California Attorney General may bring enforcement actions for violations as of July 1, 2020. The CCPA was recently amended, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. Additionally, a new California ballot initiative, the California Privacy Rights Act, appears to have garnered enough signatures to be included on the November 2020 ballot in California, and if voted into law by California residents, would impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It would also create a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

EU member states, Switzerland and other countries have also adopted data protection laws and regulations that impose significant compliance obligations. For instance, the collection and use of personal health data in the EEA is governed by the provisions of the General Data Protection Regulation (“GDPR”). The GDPR became effective on May 25, 2018 and imposes strict obligations and restrictions on the ability to collect, analyze, and transfer personal data. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA, security breach notifications, security and confidentiality of the personal data, and the imposition of substantial potential fines for breaches of the data protection obligations. Data protection authorities from the different EU member states may interpret the GDPR and national laws differently and impose additional requirements, which add to the complexity of processing personal data in the EU. In addition, the United Kingdom leaving the EU could also lead to further legislative and regulatory changes. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated, especially following the United Kingdom’s departure from the EU on January 31, 2020. However, the United Kingdom has transposed the GDPR into domestic law with the Data Protection Act 2018, which remains in force following the United Kingdom’s departure from the EU. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. See “Risk Factors – Risks Relating to our Business and Industry—Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.”

Regulatory Matters

U.S. Regulation

Our products and operations may be subject to regulation by the FDA and other federal, state, or local authorities, as well as foreign regulatory authorities. The FDA regulates, among other things, the research, development, testing, manufacturing, clearance, approval, labeling, storage, recordkeeping, advertising, promotion, marketing, distribution, post-market monitoring and reporting, and import and export of medical devices. The vast majority of our products are currently marketed as research use only medical devices.

Pursuant to its authority under the Federal Food, Drug and Cosmetic Act (“FDCA”), the FDA has jurisdiction over medical devices, which are defined to include, among other things, IVD devices. IVD devices that are marketed as RUO are not intended for use in a clinical investigation or for clinical diagnostic use outside an investigation and must be labeled “For Research Use Only. Not for use in diagnostic procedures.” Products that are intended for RUO and are properly labeled as RUO are exempt from compliance with the FDA’s requirements applicable to medical devices more generally, including the requirements for clearance or approval and compliance with manufacturing requirements known as the Quality System Regulation (“QSR”). A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDCA and is subject to FDA enforcement. The FDA may consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed, when determining its intended use.

RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use. In November 2013, the FDA issued a final guidance on products labeled RUO, which, among other things, reaffirmed that a company may not make any clinical or diagnostic claims about an RUO product. If the FDA were to determine, based on the totality of circumstances, that our products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical devices that could require clearance or approval prior to commercialization.

European Union Regulation

A limited number of our products are classified as IVD medical devices in the European Union. Commercialization of IVD medical devices in the EEA (comprised of the 27 EU Member States plus Iceland, Liechtenstein and Norway, and the United Kingdom, until the end of the transition period on December 31 provided for in the withdrawal agreement between the European Union and the United Kingdom), is regulated by the European Union. The EU requires that all IVD medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I of Directive 98/79/EC (the “In Vitro Diagnostic Medical Devices Directive” or “IVDD”). The most fundamental essential requirement is that an in vitro medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. To demonstrate compliance with the essential requirements laid down in Annex I to the IVDD, manufacturers must undergo a conformity assessment procedure, which varies according to the type of in-vitro diagnostic medical device and its classification. Except for low-risk IVD medical devices, where the manufacturer can self-declare the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a so-called Notified Body. The Notified Body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the Notified Body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the required “CE Mark” to the device, which allows the device to be placed on the market throughout the EEA.

In April 2017, the European Parliament passed the In Vitro Diagnostic Medical Devices Regulation (Regulation 2017/746), which repeals and replaces the IVDD. Unlike directives, which must be implemented into the national laws of the EU member States, the regulations would be directly applicable, i.e., without the need for adoption of EU member State laws implementing them, in all EU member States and are intended to eliminate current differences in the regulation of medical devices among EU member States. The In Vitro Diagnostic Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The In Vitro Diagnostic Medical Devices Regulation will become applicable five years after publication (in May 2022). Once applicable, the In Vitro Diagnostic Medical Devices Regulation will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of IVD medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices which may have to undergo an additional check by experts before they are placed on the market.

Legal Proceedings

We are not subject to any material legal proceedings.

Insurance

We maintain commercial insurance programs with third parties in the areas of property and business interruption, employers’ liability, product liability and cyber security, among others. In addition, we hold warrant indemnity insurance in respect of the Expedeon Acquisition. We self-insure certain risks inherent in our business which, taken together with the deductible levels and exclusions contained within our third-party programs, results in our recording of accruals for incurred claims. Our ultimate exposure may be mitigated by amounts we expect to recover from third parties associated with such claims.

MANAGEMENT

Executive Officers and Board Members

The following table sets forth the name and position of each of our executive officers and board members as of the date of this prospectus:

Name	Age	Position
Executive officers
Alan Hirzel	51	Chief Executive Officer and Director
Michael Baldock	54	Chief Financial Officer and Director
Non-executive board members
Peter Allen(2)(3)	62	Chairman of the Board
Mara Aspinall(1)(2)(3)	56	Director
Giles Kerr(1)(2)(3)	59	Director
Jonathan Milner	55	Deputy Chairman of the Board
Louise Patten(1)(2)(3)	64	Director

(1)	Audit and Risk Committee member
(2)	Remuneration Committee member
(3)	Nomination Committee member

The current business addresses for our executive officers and board members is c/o Abcam plc, Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Alan Hirzel has served as our Chief Executive Officer since September 2014. Prior to joining Abcam, Mr. Hirzel was a partner at Bain & Company where he advised global executives and private equity investors on growth strategy, performance improvement and acquisitions. Early in his career, Mr. Hirzel worked in a variety of roles from life science researcher at Cornell University to new product development research at Kraft Foods. Mr. Hirzel holds BS, MS, and MBA degrees from Cornell University.

Michael Baldock has served as our Chief Financial Officer since February 2020. From November 2008 to January 2020, Mr. Baldock was a founding partner at Ondra Partners, an independent financial advisory firm. Prior to that, from 2004 to 2007, he was a Managing Director, Global Head of Healthcare and Head of Investment Banking, Americas for HSBC plc, a global universal bank. From 2000 to 2004, he was a Partner of Lazard Freres & Co LLC, a financial advisory and asset management firm. Mr. Baldock also serves as a non-executive director of Jaws Acquisition Corp. Mr. Baldock received an A.B. in Social Studies from Harvard College.

Board Members

The following is a brief summary of the business experience of our board members.

Peter Allen has served as a member of our board since June 2018. Mr. Allen is currently Non-Executive Chairman of Advanced Medical Solutions plc, Clinigen plc and privately owned Oxford Nanopore Technologies Ltd. He is a Non-Executive Director of Istesso Ltd. Mr. Allen has over 20 years’ experience as an executive director, non-executive director and chairman in a wide range of life science companies. From 2015 to 2009, Mr. Allen served as the Chairman of Diurnal Group plc. From 2009 to 2012, Mr. Allen served as Chairman of Proximagen Neurosciences plc, from 2007 to 2013 he served as Chairman of ProStaken Group plc, including as interim CEO from 2010 to 2011, and he served as CFO and Deputy CEO of Celltech Group plc from 1992 to 2004. Mr. Allen holds a B.A. in Accountancy and Law from the University of Kent.

Mara Aspinall has served as a member of our board since September 2015. Ms. Aspinall is a Director of Allscripts Healthcare Solutions Inc., Castle Biosciences Inc., Blue Cross Blue Shield Arizona Inc., OraSure Technologies Inc., Strateos (previously 3Scan Inc.), RainBird and Paradigm Diagnostics. Ms. Aspinall is a co-founder and Managing Director of BlueStone Venture Partners and CEO of Health Catalysts Group. Previously, Ms. Aspinall was President and CEO of Ventana Medical Systems/Roche Tissue Diagnostics. Ms. Aspinall spent twelve years at Genzyme Corporation (now part of Sanofi) as President of Genzyme Genetics and Genzyme Pharmaceuticals. Ms. Aspinall is co-founder of the International School of Biomedical Diagnostics at Arizona State University, the only institution dedicated to the study of diagnostics as an independent discipline. Ms. Aspinall is also a Fellow of the American Institute for Medical and Biological Engineering. Ms. Aspinall holds a B.A. in International Relations from Tufts University and an M.B.A. from Harvard Business School.

Giles Kerr has served as a member of our board since December 2018. Mr. Kerr is currently a Non-Executive Director of Arix Bioscience plc, Senior plc and Oxford Sciences Innovation and is the Chairman of Paypoint plc. Since 1990, Mr. Kerr has served in a variety of increasingly senior roles at Amersham plc, including Chief Financial Officer and a board member from 1997 to 2004, when the company was acquired by GE Healthcare. Prior to his role at Amersham, Mr. Kerr was a National Partner with Arthur Andersen & Co. Mr. Kerr was Director of Finance of the University of Oxford from 2005 until 2018 and was previously a Director of Victrex plc, BTG plc, Quanta Dialysis Technologies and Elan Corporation Inc. Mr. Kerr holds a B.A. in Economics from the University of York.

Jonathan Milner has served as a member of our board since April 1998. Having worked in the life sciences industry for over ten years as an academic researcher, Mr. Milner founded Abcam in 1998 with Dr. David Cleevely and Professor Tony Kouzarides. Mr. Milner is currently a Non-Executive Director of The Evolution Education Trust, HealX, Syndicate Room Group Ltd and Start Codon. Mr. Milner is also Chairman of Axol Bioscience Ltd, PhoreMost Ltd and CamAllergy Ltd. Mr. Milner holds an Executive Director position at Meltwind Limited, being a designated member of Meltwind Advisory LLP, and is a member of the advisory panel of Cambridge Innovation Capital plc. Mr. Milner holds a B.S., M.S. and M.B.A. from Cornell University.

Louise Patten has served as a member of our board since March 2014. Ms. Patten is currently a Senior Advisor to Bain & Company and a Non-Executive Director of Arthur J Gallagher (UK) Limited, Arthur J Gallagher Holdings (UK) Limited and Arthur J Gallagher Insurance Brokers Limited. Having started her career in corporate and investment banking, Ms. Patten moved into management consultancy and became a Board Director of the Hilton Group. Since then, Ms. Patten has served on a succession of multi-national listed company boards for more than 20 years as a non-executive director, a senior independent director, a remuneration committee chairman and a company chairman at organizations including the retailers Marks & Spencer plc, GUS plc and Somerfield plc. Ms. Patten holds a M.A. from Oxford University.

Corporate Governance Practices and Foreign Private Issuer Status

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to follow U.K. corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

Although we may rely on certain home country corporate governance practices, we must comply with the Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and consists of committee members that meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Composition of our Board of Directors

Our board of directors currently consists of seven members. We expect our board to determine that Mr. Allen, Ms. Aspinall, Mr. Kerr and Ms. Patten do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors or executive officers.

Committees of our Board of Directors

Our board has three standing committees: an Audit and Risk Committee, a Remuneration Committee and a Nomination Committee.

Audit and Risk Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our Audit and Risk Committee consists of Mara Aspinall, Louise Patten and Giles Kerr. Mr. Kerr serves as the chairman of the Audit and Risk Committee. We expect our board to determine that all members of our Audit and Risk Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board has determined that              is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the              corporate governance rules.

We expect our board to determine that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Our board intends to adopt an Audit and Risk Committee charter setting forth the responsibilities of the Audit and Risk Committee consistent with U.K. law, the SEC rules and the Nasdaq corporate governance rules.

The Audit and Risk Committee will be responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•	reviewing and discussing with the executive officers, the board and the independent auditor our financial statements and our financial reporting process; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The Audit and Risk Committee will meet as often as one or more members of the Audit and Risk Committee deem necessary, but in any event will meet at least four times per year. The Audit and Risk Committee will meet at least once per year with our independent accountant, without our executive officers being present.

Remuneration Committee

Our Remuneration Committee consists of Peter Allen, Mara Aspinall, Louise Patten and Giles Kerr. Ms. Patten serves as chairman of the committee. We expect our board to determine that each member of our Remuneration Committee is independent under the Nasdaq rules, including the additional independence requirements applicable to the members of a compensation committee.

The Remuneration Committee will be responsible for:

•	identifying, reviewing and proposing policies relevant to executive officer compensation;

•	evaluating each executive officer’s performance in light of such policies and reporting to the board;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive officers;

•

recommending any equity long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices.

Nomination Committee

Our Nomination Committee consists of Peter Allen, Mara Aspinall, Giles Kerr and Louise Patten. Mr. Allen serves as chairman of the committee Our board intends to adopt a Nomination Committee charter setting forth the responsibilities, which include:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the size and composition of our board and making a proposal for a composition profile of the board at least annually;

•	recommending nominees for election to our board and its corresponding committees;

•	assessing the functioning of individual members of board and executive officers and reporting the results of such assessment to the board; and

•	developing and recommending to the board rules governing the board, reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics will apply to all of our executive officers, board members and employees.

Executive Officer Remuneration

The following table presents the individual compensation and benefits provided to our current executive officers during the fiscal year ended June 30, 2020:

Name	Salary	Bonus(1)	All Other Compensation(2)	Total(3)
(in £)
Executive officers
Alan Hirzel
Michael Baldock

(1)	Amounts shown reflect bonuses awarded, both in cash and shares, following the achievement of performance goals.
(2)	Amounts shown represent the value of benefits paid by us, including health benefit payments and pension contributions.
(3)

Total compensation set out in this table does not include the value of options to acquire our ordinary shares or awards granted to or held by our current executive officers, which is described in “—Equity Compensation Arrangements” below.

Executive Officer Service Agreements

Alan Hirzel

We entered into a service agreement with Alan Hirzel, which became effective on September 9, 2014. This agreement entitles Mr. Hirzel to receive an initial annual base salary of £320,000 (which was subsequently increased to £630,000 on July 1, 2020) and an opportunity to earn an annual discretionary performance-based bonus, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Mr. Hirzel is also enrolled in our defined contribution pension scheme at a contribution rate of at least 8% of his annual base salary, with at least 5% of which Mr. Hirzel must contribute and at least 3% of which we will contribute on Mr. Hirzel’s behalf. However, we provide Mr. Hirzel with an allowance equal to 5% of his annual base salary, which will be applied to Mr. Hirzel’s contribution to the pension scheme or may instead be applied towards other benefits within our flexible benefits scheme. If the annual and/or lifetime ceiling for pension contributions has already been reached, Mr. Hirzel can take this allowance as additional compensation. Additionally, Mr. Hirzel is entitled to the following benefits: (i) eligibility to participate in our life insurance scheme with coverage equal to at least five times his annual base salary, (ii) private medical insurance coverage for himself, his partner and his children (while under age 18 or pursuing full-time education) at our expense, (iii) an annual health screening and (iv) annual tax compliance support for his statutory filings in the United Kingdom or United States.

Either party may terminate the service agreement by giving the other party at least 12 months’ written notice, unless Mr. Hirzel is terminated for cause (as described in Mr. Hirzel’s service agreement) or we terminate Mr. Hirzel and make a payment in lieu of notice equal to his base salary and any benefits to which he would otherwise be entitled for any remaining notice period. Mr. Hirzel is obliged to seek alternative income during this period (subject to the restrictive covenants referenced below), and such payment in lieu of notice will be reduced by the amount of any alternative income Mr. Hirzel receives. Mr. Hirzel’s service agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us or soliciting our key employees or customers for a period of six months following his termination of employment.

Michael Baldock

We entered into a service agreement with Michael Baldock, which became effective on February 3, 2020. This agreement entitles Mr. Baldock to receive an initial annual base salary of £400,000 (which was subsequently increased to £408,000 on July 1, 2020) and an opportunity to earn an annual discretionary performance-based bonus of up to 150% of his annual base salary (with an initial target of 75% of his annual base salary), subject to the achievement of performance goals determined in accordance with our annual bonus plan. Of any bonus earned, at least 30% of such bonus amount will be paid in the form of a deferred share award that is expected to vest in full on the second anniversary of the date of grant. Under this agreement, Mr. Baldock is also entitled to receive an initial equity award under the Abcam plc Long-Term Incentive Plan (the “LTIP”) with a value of £500,000, which is scheduled to vest in three annual installments, subject to the achievement of performance goals determined in accordance with the LTIP. Mr. Baldock will also be eligible to receive additional annual equity awards under the LTIP.

Mr. Baldock will be enrolled in our defined contribution pension scheme at a contribution rate of at least 8% of his annual base salary, at least 5% of which Mr. Baldock must contribute and at least 3% of which we will contribute on Mr. Baldock’s behalf. In addition, we will provide Mr. Baldock with an allowance equal to 5% of his annual base salary, which will be applied to Mr. Baldock’s contribution to the pension scheme or may instead be applied towards other benefits within our flexible benefit scheme. Additionally, Mr. Baldock is entitled to the following benefits: (i) eligibility to participate in our life insurance scheme with coverage equal to at least five times his annual base salary, (ii) private medical insurance coverage for himself, his partner and his children (while under age 18 or pursuing full-time education) at our expense, (iii) certain relocation expenses, (iv) an annual health screening and (v) annual tax compliance support for his U.K. and U.S. statutory filings.

Either party may terminate the service agreement by giving the other party at least 12 months’ written notice (provided that Mr. Baldock’s employment term will not expire before February 3, 2022), unless Mr. Baldock is terminated for cause (as described in Mr. Baldock’s service agreement) or we place Mr. Baldock on garden leave for all or part of the applicable notice period (up to 26 weeks). However, we will provide Mr. Baldock with an allowance equal to 5% of his annual base salary, which will be applied to Mr. Baldock’s contribution to the pension scheme or may instead be applied towards other benefits within our flexible benefits scheme. If the annual and/or lifetime ceiling for pension contributions has already been reached, Mr. Baldock can take this allowance as additional compensation. In the event of Mr. Baldock’s termination without cause or voluntary resignation (other than as would constitute constructive dismissal), Mr. Baldock will remain eligible to receive a prorated portion of his annual bonus in cash, and his unvested equity awards will remain outstanding and vest in full on the relevant vesting dates and, if applicable, subject to the relevant performance conditions, with certain awards under the LTIP subject to proration for the portion of the applicable performance period that has elapsed prior to termination. Mr. Baldock’s service agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us or soliciting our key employees or customers for a period of six months following his termination of employment.

Equity Compensation Arrangements

We have granted or may grant equity-based awards under the following six share schemes: (i) AbShare; (ii) the Annual Bonus Plan; (iii) the Company Share Option Plan; (iv) the Share Incentive Plan; (v) the Long-Term Incentive Plan and (vi) the Share Option Scheme (as defined below). As a foreign private issuer, we may follow our home country corporate governance rules instead of certain corporate governance requirements of Nasdaq, and we intend to be exempt from Nasdaq regulations that require a listed U.S. company to seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

AbShare

Our Remuneration Committee adopted AbShare on September 4, 2018.

Eligibility, Awards, and Administration

AbShare provides for the grant of our fully paid ordinary shares to our employees who are employed on a permanent contract or equivalent basis. The enrollment window for AbShare ran from September 12 to October 12, 2018 and was the only chance for current employees at that time to join AbShare. Subsequently, new permanent employees (and those moving from temporary to permanent contracts) are eligible to participate in AbShare on a pro-rated basis. However, employees commencing permanent employment after October 1, 2020 will not be eligible to participate. Our executive directors, Alan Hirzel and Michael Baldock, are not eligible to participate in AbShare. Participants in AbShare contribute 5% of their base salary over three years (1.67% per annum), which is used to buy our ordinary shares at the end of the three-year savings period. In return, we match this investment by the employee at a ratio of ten shares for every one share purchased, subject to financial performance criteria being satisfied and continuous employment. We may not grant awards under AbShare if such awards would cause the number of ordinary shares under AbShare and any other Company employee share plan to exceed 10% of our ordinary shares. AbShare is administered by our board of directors who has authority to adopt any regulations necessary for administering AbShare and has final authority to interpret and construe AbShare provisions.

Vesting and Holding

Awards that are purchased with employee contributions fully vest at the end of the savings period, subject to any applicable share dealing restrictions. Matching awards that we grant vest at the end of the savings period only to the extent that our board of directors has determined the financial performance criteria has been met. While shares that are purchased with employee contributions are not subject to any holding period, 50% of the matching shares that we grant are subject to a holding period of one year (unless otherwise specified by the board of directors) during which such shares may not be sold, transferred, or otherwise encumbered.

Leavers

Generally, participants may not withdraw from AbShare before the end of the savings period except in cases of extreme hardship, in which case the participant’s AbShare award will immediately lapse and contributions already made will be returned to the participant as soon as reasonably practicable. Upon a termination of employment, AbShare awards will lapse and contributions will be returned, unless such termination of employment is due to death, illness, injury, retirement, disability, redundancy, certain changes to the participant’s employing entity, certain transferences or any other reason our board of directors may determine. Upon such a termination, participants will cease making contributions and contributions already made will be used to purchase ordinary shares at the end of the savings period (at which time such participants will also receive a proportional number of matching shares from us).

Certain Transactions

Upon certain change of control and other corporate events, as described in the AbShare plan rules, any unvested purchased awards will immediately vest on a pro-rated basis and any matching awards will immediately vest in full. Upon other corporate events that may materially impact the value of our ordinary shares, such as a wind-up, demerger, delisting, or special dividend, our board of directors will determine whether unvested AbShare awards will vest upon the occurrence of such event. The number of shares and/or the purchase price of shares subject to outstanding awards may also be adjusted by our board of directors in the event of certain corporate transactions.

Amendment and Termination

Our board of directors may, at any time, amend the AbShare plan rules, except that no amendment may be made that would disadvantage the existing rights of participants, unless consent from a majority of the affected participants is obtained. Additionally, our board of directors may pass a resolution at any time terminating AbShare, provided such termination does not prejudice the existing rights of participants.

Annual Bonus Plan

Our board of directors adopted The Abcam plc Annual Bonus Plan (the “Annual Bonus Plan”) on September 18, 2012, which has been subsequently amended.

Eligibility, Awards, and Administration

All employees who devote substantially all of their working hours to us are eligible to receive awards under the Annual Bonus Plan. However, we typically only grant Annual Bonus Plan awards to employees in executive and senior management positions. Under the Annual Bonus Plan, each participant has a target bonus that is based on a percentage of the employee’s base salary. The extent to which target bonus amounts are paid out depends on whether certain performance targets are achieved. These performance targets currently involve financial, strategic and individual criteria, and bonuses awarded under the Annual Bonus Plan can be up to twice the target bonus amounts. Under the Annual Bonus Plan, our Remuneration Committee may pay bonuses in the form of cash awards and/or deferred share awards. Our current policy is to grant 70% of each bonus as a cash award and 30% of each bonus as a deferred share award. Deferred share awards may be in the form of either a conditional right to acquire our ordinary shares or nil cost options, which convey a right to acquire a certain number of our ordinary shares for no payment or nominal payment. We may not grant awards under the Annual Bonus Plan if such awards would cause the number of ordinary shares committed under the Annual Bonus Plan and any other Company employee share plan in the preceding 10 year period to exceed 10% of our ordinary shares. The Annual Bonus Plan is administered by our Remuneration Committee, which may make, amend, or rescind regulations for the administration of the Annual Bonus Plan.

Vesting, Exercise, and Clawback

Cash awards granted under the Annual Bonus Plan are fully vested upon grant. Deferred share awards generally vest on the second anniversary of the date that is ten business days from the date on which we announce our preliminary results for the relevant fiscal year, subject to applicable share dealing restrictions and the achievement of performance targets. Our Remuneration Committee may, in its discretion, settle any deferred share awards in cash instead of ordinary shares. Furthermore, our Remuneration Committee may require the forfeiture of any unpaid cash award or the reduction or cancellation of certain deferred share awards in the event there is (i) a material adverse adjustments to our audited consolidated accounts for any accounting period ending before the vesting of the award or (ii) reasonable evidence of fraud or other gross misconduct or, for awards granted after July 1, 2015, material dishonesty, risk management failure or material wrongdoing on the part of the award recipient.

Upon termination of employment, all unvested awards and unexercised nil cost options shall lapse, unless such termination of employment is due to illness, permanent disability, redundancy, retirement (by way of mutual agreement with us), certain changes to the employee’s employing entity or any other reason our Remuneration Committee may determine. Upon such a termination and unless our Remuneration Committee determines otherwise, deferred shares awards shall remain outstanding with vested nil cost options remaining exercisable for 12 months following such termination, unless the award recipients are U.S. tax residents, in which case deferred share awards shall become fully vested.

Certain Transactions

Upon certain change in control events such as takeovers, compulsory acquisitions, reconstructions, amalgamations and wind-ups, all deferred share awards that are not substituted shall fully vest on the date of the applicable event. Furthermore, if our Remuneration Committee becomes aware that we will be affected by a demerger, distribution (other than an ordinary dividend) or other transaction, it may accelerate vesting of all or a portion of unvested and outstanding deferred share awards.

Amendment and Termination

Our Remuneration Committee may, at any time, amend the Annual Bonus Plan, except that no amendment may be made that would adversely affect the existing rights of award recipients, unless the affected award recipients have approved such amendment.

Company Share Option Plan

Our board of directors adopted the Company Share Option Plan 2009 (the “CSOP”) on November 5, 2009, which was subsequently amended. As of June 30, 2019 and 2020, we had no ordinary shares authorized for issuance under the CSOP. We do not intend to grant equity awards under the CSOP in the future.

Long-Term Incentive Plan

Our board of directors adopted the LTIP on November 3, 2008, which was subsequently amended.

Eligibility, Awards, and Administration

All our employees are eligible to participate in the LTIP. Under the LTIP, our Remuneration Committee may grant share-based incentive awards to attract, motivate and retain the talent for which we compete. LTIP awards can be in the form of conditional rights to acquire our ordinary shares (typically for non-U.K. tax residents), or nil cost options (typically for U.K. tax residents), which convey a right to acquire a certain number of our ordinary shares for no payment or nominal payment. LTIP awards vest based on achievement of certain performance targets, which may involve financial and strategic criteria. We may not grant awards under the LTIP if such awards would cause the number of ordinary shares committed under the LTIP and any other Company employee share plan in the preceding 10 year period to exceed 10% of our ordinary shares. The LTIP is administered by our Remuneration Committee, which may make and amend regulations for the implementation and administration of the LTIP.

Vesting, Exercise, and Clawback

LTIP awards typically vest on the third anniversary of the date on which they are granted. The portion of the LTIP award that vests depends on how we perform as a company over a three-year performance period (starting with the fiscal year in which the LTIP award is granted), as measured against predefined performance requirements. Upon vesting, shares are immediately transferred to employees who hold conditional rights to acquire our ordinary shares and nil cost options become exercisable. Nil cost options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon a cessation of employment. Our Remuneration Committee may impose post-exercise retention requirements on shares received by a participant. Our Remuneration Committee may reduce or cancel any unvested LTIP award in the event there is a material adverse adjustment to our audited consolidated accounts for any accounting period ending before the vesting of the award. Additionally, our Remuneration Committee may reduce or reclaim any LTIP award in the event there is a material adverse adjustment to our audited consolidated accounts due to fraud or other gross misconduct, material dishonesty, material failure of risk management or material wrongdoing on the part of the employee for a period of two years following the vesting of the award or throughout any period that the employee is subject to a work related criminal investigation.

Upon termination of employment, all unvested awards and unexercised nil cost options shall lapse, unless our Remuneration Committee determines otherwise for reasons including illness, disability, injury, death, redundancy or retirement. Upon such a termination and unless our Remuneration Committee determines otherwise, LTIP awards shall vest as to a prorated portion of the award based on the time elapsed between the grant date and the termination date and the achievement of the predefined performance requirements as of the termination date.

Certain Transactions

Upon certain change in control events described in the LTIP plan rules, our Remuneration Committee will notify each LTIP participant of the event and determine, in its absolute discretion, what portion of the LTIP awards will become vested, taking into account considerations such as the time elapsed from the grant date and the achievement level of the predetermined performance requirements. Alternatively, LTIP awards may be cancelled and substituted with replacement awards of equivalent value covering shares of the new controlling entity. In the event of our voluntary winding up, all LTIP awards will fully vest. Upon a merger or demerger that does not constitute a change in control, our Remuneration Committee will have discretion regarding whether to vest or adjust any portion of outstanding LTIP awards. Our Remuneration Committee has the discretion to adjust the exercise period for nil cost options in light of the previously described events.

Amendment and Termination

Our Remuneration Committee may, at any time, amend the regulations for implementing and administering the LTIP, except that no amendment may be made that would materially affect the subsisting rights of award recipients unless a majority of affected award recipients have consented to and sanctioned such amendment. Certain amendments to the LTIP rules require our approval in a general meeting, including the limit on the aggregate number of shares over which awards can be made and the the price at which shares may be acquired under an award. The LTIP will terminate on the earlier of the fifth anniversary of the LTIP’s adoption or renewal or another termination date determined by our Remuneration Committee.

Share Incentive Plan

We adopted the Abcam plc Share Incentive Plan (the “SIP”) on September 26, 2008, which was subsequently amended.

Eligibility, Awards, and Administration

The SIP is an HMRC approved plan, which we maintained until October 2018 and under which all U.K.-based employees were eligible to participate and purchase our ordinary shares. These shares are referred to as “partnership shares” and are held in trust on behalf of the employees. For every partnership share bought by the employee up to a limit of £1,800 per tax year, we award the employee one matching share, provided the employee remained employed with us for a period of at least three years. Additionally, until October 2018, we awarded “free shares” to employees with a value of up to £3,600 per tax year, and we also awarded “dividend shares” to employees that were equivalent to the cash dividends paid in respect of shares held on behalf of SIP participants.

No employees will receive awards under the SIP while AbShare is in operation (with the exception of dividend reinvestments). The SIP is administered by our board of directors, which may make and amend regulations for the implementation and administration of the SIP.

Vesting and Holding

Partnership shares that are purchased with employee contributions are fully vested upon acquisition by the employee. Matching shares and free shares that we grant are subject to a holding period of at least three years (but no more than five years). At our board of directors’ discretion, granting of free shares may be conditioned upon the achievement of certain performance targets that it specifies.

Upon a termination of employment, any shares held on behalf of such employee will be removed from the SIP and all contributions made by such employee will be returned as soon as practicable following the termination date. Any matching shares or free shares held on behalf of such employee (whether during the accumulation period or the holding period) shall be forfeited upon such employee’s termination, unless such termination is due to death, injury, disability, retirement, redundancy, certain changes to the participant’s employing entity, or certain transferences. Upon such a termination, the participant is entitled to retain any matching shares and free shares held on his or her behalf.

Amendment and Termination

Our board of directors may, at any time, amend the SIP plan rules, except that no amendment may be made which would materially affect the subsisting rights of award recipients unless a majority of affected award recipients have consented to and sanctioned such amendment and except in other limited circumstances (including where such amendment would cause the SIP to cease to be a qualified share incentive plan under applicable U.K. law).

Share Option Scheme

Our board of directors adopted the 2005 Share Option Scheme, which was subsequently amended, and 2015 Share Option Plan (ISO/Unapproved) (together, the “Share Option Scheme” or “SOS”) on October 31, 2005 and November 5, 2015, respectively. Under the SOS, we grant options to our employees who reside in the state of California. Participants generally make monthly contributions during a specified savings period and are eligible to receive a “market value option” with an exercise price no less than fair market value (which corresponds to the monthly contributions made during the savings period) and a “matching option,” which is a right to obtain an additional number of shares at no cost to the participant. The options may be subject to vesting. Upon a termination of employment due to death, illness, injury, retirement, disability, redundancy, certain changes to the participant’s employing entity, certain employee transfers or any other reason our board of directors may determine (other than a summary dismissal) that participants will cease making contributions, and the number of shares as to which the option will be exercisable shall be pro-rated. Upon any other termination of employment, options will generally lapse and contributions will be returned. Upon certain change of control and other corporate events, as described in the SOS plan rules, any unvested options will generally immediately vest on a pro-rated basis. The maximum number of our ordinary shares that may be subject to options granted to eligible California employees under the SOS is 5,000,000 shares.

The following table summarizes the number of outstanding shares and options granted to executive officers and non-employee directors, as of June 30, 2020:

Name	Ordinary Shares	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (in £)	Grant Date	Expiration Date (if applicable)	Plan Name
Executive officers
Alan Hirzel
Michael Baldock
Non-executive board members
Peter Allen
Mara Aspinall
Giles Kerr
Jonathan Milner
Louise Patten

Non-Employee Director Remuneration

The following table presents the individual compensation and benefits provided to our current non-employee directors during the fiscal year ended June 30, 2020:

Name	Fees Delivered in Cash	Fees Delivered in Shares	Total Fees
(in £)
Non-executive board members
Peter Allen
Mara Aspinall
Giles Kerr
Jonathan Milner
Louise Patten

Non-Employee Director Letter Agreements

We review our fee structure for non-executive directors on an annual basis and determine remuneration based on, among other things, a review of current practices in other companies. We have entered into letter agreements with our non-employee directors for their services, which are subject to a one-month notice period (or, for Mr. Milner, a six-month notice period), provided that, following a change in control of the Company, we may only terminate Mr. Allen upon three months’ prior notice.

In 2016, we introduced a fee structure whereby a portion of non-employee director fees would be delivered as a fixed number of fully paid ordinary shares. These shares are not granted under any of our equity incentive plans. Currently, one-third of non-employee director fees are delivered as fully paid ordinary shares and the remainder of such fees are delivered as cash. Shares delivered to non-employee directors are awarded at the beginning of the first open period following the announcement of the annual results. Applicable taxes are deducted from the share component of the annual fees and the net amount is used to purchase the actual shares delivered to each non-employee director. Each non-employee director has committed not to sell or transfer these shares during the term of their directorship. Effective as of July 1, 2018, our non-executive directors receive a supplemental allowance of £12,500 per annum for service as Chairman of the Audit and Risk Committee and Chairman of the Remuneration Committee.

Pension, Retirement or Similar Benefits

We operate a flexible benefits scheme, which includes a defined contribution pension plan, in which all of our employees are eligible to participate. We generally make payments of up to 8% of annual base salary for all U.K. participants. Our executive officers also receive a range of other benefits such as life insurance, private medical cover and annual health screens, as described in “—Executive Officer Service Agreements” above.

The total amount set aside or accrued by us in respect of pension, retirement or similar benefits to our current directors and our executive officers in the fiscal year ended June 30, 2020 was £85,000, which represents contributions made by us in respect of a defined contribution scheme in which our executive officers who served throughout the fiscal year ended June 30, 2020 participated.

Insurance and Indemnification

To the extent permitted by the Companies Act 2006, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and executive officers.

In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of June 29, 2020 and after this offering by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our board members and executive officers individually; and

•	all of our board members and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of June 30, 2020 through the exercise of any option. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned before the offering is computed on the basis of 216,173,277 of our ordinary shares as of June 30, 2020. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering and assumes no exercise of the option to purchase additional ADSs from us. Ordinary shares that a person has the right to acquire within 60 days of June 29, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and management and supervisory board members as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Abcam plc, Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Related Party Transactions.”

Name of beneficial owner	Number of ordinary shares beneficially owned before the offering	Percentage of ordinary shares beneficially owned
		Before offering	After offering
5% or greater shareholders
T. Rowe Price Associates, Inc.(1)	15,290,140	7.1%	%
Durable Capital Partners LP(2)	12,966,000	6.0
Harding Loevner(3)	11,351,068	5.3
Executive officers and board members
Alan Hirzel	*	*
Michael Baldock	*	*
Peter Allen	*	*
Mara Aspinall	*	*
Giles Kerr	*	*
Jonathan Milner(4)	18,358,841	8.5
Louise Patten	*	*
All executive officers and board members as a group (7 persons)	18,444,661	8.5

*	Indicates ownership of less than 1%.

(1)

Represents 15,290,140 ordinary shares held by T. Rowe Price Associates, Inc. and 5,265,445 ordinary shares held by T. Rowe Price International Ltd. T. Rowe Price International Ltd. may be deemed to have beneficial ownership over the ordinary shares held by T. Rowe Price Associates, Inc., and the address for T. Rowe Price Associates Inc. is 100 East Pratt Street Baltimore, Maryland 21202 United States. Beneficial ownership information is based on information known to us and a Form TR-1 provided to us on April 21, 2020. The percentage ownership of T. Rowe Price Associates, Inc. and T. Rowe Price International Ltd. decreased from 8.50% in June 2017 to 7.07% in June 2020.

(2)

Durable Capital Master Fund LP may be deemed to have beneficial ownership over the ordinary shares held by Durable Capital Partners LP, and the address for Durable Capital Master Fund LP is Maples Corporate Services Limited, PO Box 209, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, Cayman Islands. Durable Capital Master Fund LP was founded by Henry Ellenbogen, whom we believe maintains voting and investment control of the shares held by Durable Capital Master Fund LP. Beneficial ownership information is based on information known to us and a Form TR-1 provided to us on April 20, 2020. Durable Capital Master Fund LP did not own any ordinary shares in June 2017.

(3)

Harding Loevner LLC may be deemed to have beneficial ownership over the ordinary shares held by Harding Loevner, and the address for Harding Loevner LLC is 400 Crossing Blvd, 4th Floor, Bridgewater, NJ 08807, New Jersey. The percentage ownership of Harding Loevner increased from 3.50% in June 2017 to 5.25% in June 2020.

(4)	The percentage ownership of Mr. Milner decreased from 10.84% in June 2017 to 8.49% in June 2020.

RELATED PARTY TRANSACTIONS

The following is a description of transactions we have entered into since July 1, 2017 with any of our board members or executive officers and the holders of more than 5% of our ordinary shares.

Agreements with Board Members and Executive Officers

For a description of our other agreements with our board members and executive officers, please see “Management—Executive Officer Service Agreements” and “Management—Non-Employee Director Letter Agreements.”

Indemnification Agreements

We have entered into indemnification agreements with our board members and executive officers. Our Articles of Association allow us to indemnify our board members and executive officers to the fullest extent permitted by law, subject to certain exceptions. See “Management—Insurance and Indemnification” for a description of these indemnification agreements.

Related Party Transaction Policy

Our board has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our Articles of Association as they will be in effect upon the closing of this offering. The following description may not contain all of the information that is important to you, and we therefore refer you to our Articles of Association, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

General

We were incorporated as a private limited company with the legal name Tayvin 103 Limited under the laws of England and Wales on February 12, 1998 with the company number 03509322. On March 26, 1998, we changed our company name to Abcam Limited, and on October 26, 2005, we re-registered as a public listed company with the name Abcam plc. Our registered office is Discovery Drive, Cambridge Biomedical Campus, Cambridge, United Kingdom, CB2 0AX. The principal legislation under which we operate and our shares are issued is the Companies Act 2006.

As of June 30, 2020, our issued share capital was £432,346.55 (216,173,277 ordinary shares in issue) and as of             , 2020, being the latest date practicable prior to the publication of this prospectus, our share capital was £             (            ordinary shares in issue). The nominal value of our ordinary shares is £0.002 per share. Each issued ordinary share is fully paid.

In the past five years, we have not issued any shares for assets other than cash.

We do not have any shares that do not represent capital.

As of             , 2020, being the latest practicable date prior to the publication of this prospectus,              of our ordinary shares are held by the Equiniti Share Plan Trustees Limited in order to satisfy the vesting of equity awards granted under our incentive plans.

There are no warrants, convertible instruments or other outstanding equity-linked securities or subscription rights granted over or convertible into our ordinary shares.

On November 13, 2019, our shareholders authorized us to allot and issue ordinary shares with up to an aggregate nominal value of £137,157 (being 68,578,500 ordinary shares), with such authority expiring at the conclusion of our next annual general meeting or, if earlier, the date 15 months after the date of approval.

Ordinary Shares

In accordance with our Articles of Association, the following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally; and

•	holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Registered Shares

We are required by the Companies Act 2006 to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our share register. The share register therefore is prima facie evidence of the identity of our shareholders and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our share register is maintained by our registrar, Equiniti Limited.

Holders of our ADSs will not be treated as one of our shareholders, and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the shares underlying our ADSs. For discussion on our ADSs and ADS holder rights see “Description of American Depositary Shares” in this prospectus. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs as discussed in “Description of American Depositary Shares” in this prospectus.

Under the Companies Act 2006, we must enter an allotment of shares in our share register as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the share register to reflect the ordinary shares being sold in this offering, including updating the share register with the number of ordinary shares to be issued to the depositary upon the closing of this offering. We also are required by the Companies Act 2006 to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the share register if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

•

there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member or on which we have a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Preemptive Rights

English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders by special resolution, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by the company’s shareholders upon its expiration (i.e., at least every five years).

On November 13, 2019, our shareholders approved the exclusion of preemptive rights, with such authority expiring at the conclusion of our next annual general meeting or, if earlier, the date 15 months after the date of approval. Such exclusion will need to be renewed upon expiration (i.e., on the conclusion of our next annual general meeting or, if earlier, the date 15 months after November 13, 2019) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

Options

As of June 30, 2020, there are outstanding options granted under our incentive plans to purchase 1,215,659 ordinary shares outstanding with a weighted average exercise price of £5.86 per share. The vesting period for these options range from one to four years after grant and will lapse after ten years from the grant date.

Capital Reorganization

On November 15, 2010, we effected a one-for-five share sub-division in which we sub-divided every one existing ordinary shares of nominal value £0.01 each in our issued share capital into five ordinary shares of nominal value £0.002 each.

History of Share Capital

Over the past three years, we have issued 1,605,452 number of shares in connection with the vesting of equity awards granted under our incentive plans, and a further 49,416 shares in connection with certain M&A transactions that we have undertaken during this period.

Articles of Association

Shares and Rights Attaching to Them

Objects

The objects of our Company do not restrict the manner in which we conduct our business as described herein.

Share Rights

Without prejudice to any special rights conferred on shareholders or holders of a class of shares, the Company may, by ordinary resolution, determine that any shares are allotted with special rights, privileges or restrictions.

Voting Rights

Subject to the provisions of the Companies Act 2006 and any restrictions imposed in our Articles of Association and any rights or restrictions attached to any class of shares of our share capital, on a resolution, on a show of hands:

•	every shareholder present in person shall have one vote;

•

each proxy present who has been duly appointed by one or more shareholders entitled to vote on the resolution has one vote unless the proxy has been appointed by more than one shareholder entitled to vote on the resolution in which case: (i) where the proxy has been instructed by one or more of such members to vote for the resolution and by one or more of such members to vote against the resolution the proxy has one vote for and one vote against the resolution; or (ii) where the proxy has been instructed by one or more of such members as to how he should vote on the resolution and all those instructions are to vote the same way, and one or more other members have given the proxy discretion as to how to vote, he may cast one vote “for” or one vote “against” in accordance with those instructions and may cast a second discretionary vote the other way; and

•

each person authorized by a corporation to exercise voting powers on behalf of the corporation is entitled to exercise the same voting powers as the corporation would be entitled to unless a corporation authorizes more than one person, in which case: (i) if more than one person authorized by the same corporation purport to exercise the power to vote on a show of hands in respect of the same shares in the Company and exercise the power in the same way as each other, the power is treated as exercised in that way; or (ii) if more than one person authorized by the same corporation purports to exercise the power to vote on a show of hands in respect of the same shares in the Company, and they do not exercise the power in the same way as each other, the power is treated as not exercised.

Subject to the provisions of the Companies Act 2006 and any restrictions imposed by our Articles of Association and any rights or restrictions attached to any class of shares of our share capital, on a vote on a resolution on a poll, every shareholder present shall have one vote for every ordinary share in our share capital held by him or his appoint, or and if entitled to more than one vote need not, if he votes, use all his votes or cast all his votes in the same way.

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of show of hands) demanded by the chairman of the meeting or by those shareholders entitled under the provisions of the Companies Act 2006 to demand a poll. Subject to the provisions of the Companies Act 2006, as described in “Differences in Corporate Law—Voting Rights” below, a poll may be demanded by:

•	a chairman of the meeting;

•	at least five shareholders present in person or by proxy and entitled to vote;

•

any shareholder(s) present in person or by proxy and representing in the aggregate not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting (excluding the shares held in treasury); or

•

any shareholder(s) present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than 10% of the total sums paid up on all shares conferring that right (excluding the shares held in treasury).

Restrictions on Voting

Subject to the provisions of the Companies Act 2006, no shareholder shall, unless the directors otherwise determine, be entitled (save as a proxy for another member) to be present or vote at any general meeting either personally or by proxy or to exercise any other right in relation to meetings of the Company in respect of either the share he holds or (with effect from allotment) of any additional shares allotted in respect of the share which is the subject of a notice under Article 85 of our Articles of Association (including without limitation any share allotted under a rights issue or capitalization issue) if:

•	any call or other sum presently payable by him to the Company in respect of the shares remained unpaid;

•

he or any other person who appears to be interested in the shares has been served, under section 793 of this Companies Act 2006 concerning the disclosure of interests in voting shares, with a notice which: (i) lawfully requires the provision of information regarding the shares to the Company within the period specified in such notice (being not less than 14 days from the date of service of such notice) (ii) contains a warning of the consequences of failing to comply with such notice; and (iii) (whether or not he is aware of the identity of the beneficial owner(s) of the share) he or such other person is in default in complying with such notice; or

•

he has been duly served with a notice which: (i) requires him to provide or to procure that there is provided to the Company within the period specified in the notice (being not less than 14 days from the service of notice), a statement in writing authenticated by him or any other person or persons stating that he (if the statement is authenticated by him) or (as the case may be) the other person or persons who has/have authenticated the statement is/are the beneficial owner(s) of the shares and providing any additional information regarding the shares; (ii) contains a warning of the consequences under Article 85 of our Articles of Association of failing to comply with such notice; and (iii) (whether or not he is aware of the identity of the beneficial owner(s) of the share) he is in default in complying with such notice.

The board may from time to time make calls upon the shareholders in respect of any money unpaid on their shares, and each shareholder shall (subject to at least seven days’ notice specifying the time and place of payment) be liable to pay at the time and place so specified the amount called on his shares.

Dividends

We may, by ordinary resolution of shareholders, declare dividends. No dividend will be payable except out of profits of the Company available for distribution in accordance with the provisions of the Companies Act 2006, or in excess of the amount recommended by the directors. If, in the opinion of the directors, the profit of the Company justifies such payments, the directors may: (i) pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for payment; and (ii) pay interim dividends of such amounts and on such dates as they think fit.

Subject to the provisions of the Companies Act 2006 and except as otherwise provided by our Articles of Association or by the rights or privileges attached to any shares carrying a preferential or special rights to dividends, Company profits will be used to pay dividends on shares and all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid pro rata according to the amounts paid up on the shares during any part of the period in respect of which the dividend is paid.

No dividend or other moneys payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed or retained in accordance with our Articles of Association after a period of 12 years from the date such dividend became due for payment will be forfeited and revert to us.

Dividends may be declared or paid in any currency, and the board may agree with a shareholder that dividends declared or that become due on his shares in one currency will be paid or satisfied in another currency, the basis of conversion to be applied, how and when the amount to be paid in the other currency will be calculated and paid, and whether the Company or any other person will bear the costs of conversion.

With the sanction of an ordinary resolution of the Company, all or any part of the dividend can be paid by the distribution of specific assets and the directors must give effect to such ordinary resolution. With the sanction of an ordinary resolution of the Company, the directors may offer any holders of ordinary shares the right to elect to receive in lieu of a dividend an allotment of ordinary shares credited as fully paid up, instead of or part of a cash dividend, subject to such exclusions or arrangements as the board may deem necessary or expedient.

The directors may deduct from any dividend or other moneys payable to any member on or in respect of a share any money payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

Change of Control

There is no specific provision in our Articles of Association that would have the effect of delaying, deferring or preventing a change of control.

Distributions on Winding Up

If the Company is wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of a special resolution, divide among the shareholders whose names are entered on the register of members of the Company at the date of winding up, in specie or kind the whole or any part of the assets of the Company. Whether or not the assets consist of property of one kind or of different kinds the liquidator can set such value as he deems fair upon any one or more class or classes of property and can determine how such division is carried out as between such members or different classes of members. If any such division shall be other than in accordance with the existing rights of such members, every member shall have the same right of dissent and other ancillary rights as if the resolution were a special resolution passed in accordance with section 110 of the Insolvency Act 1986. The liquidator may also, with the authority of a special resolution, vest any part of the assets in trustees upon such trusts for the benefit of such members as the liquidator thinks fit. The liquidation of the Company may then be closed and the Company dissolved, but no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Variation of Rights

Subject to the provisions of the Companies Act 2006, whenever the share capital is divided into different classes of shares, all or any of the rights and restrictions attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be modified, varied, extended, abrogated or surrendered either in the manner provided by such rights or (in the absence of such provision) with the written consent of the shareholders of at least three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares. The Companies Act 2006 provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.

Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares, or sub-divide our shares or any of them into shares of a smaller nominal value. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act 2006. We may redeem or purchase all or any of our shares as described in “—Other U.K. Law Considerations—Purchase of Own Shares.”

Preemption Rights

In certain circumstances, our shareholders may have statutory preemption rights under the Companies Act 2006 in respect of the allotment of new shares as described in “—Preemptive Rights” and “—Differences in Corporate Law—Preemptive Rights” in this section.

Transfer of Shares

Any certificated shareholder may transfer all or any of his shares by an instrument of transfer in writing in any usual or common form or in any other manner approved by the board. Any written instrument of transfer shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The board may decline to register any transfer of any share held in certificated form:

•	if the Company has a lien on a partly paid share unless to do so would prevent dealings in partly paid shares from taking place on an open and proper basis;

•

if a notice has been duly served in respect of a share pursuant to section 793 of the Companies Act 2006 and: (i) the share or shares that were the subject of that notice represented in aggregate at least 0.25 percent of that class of shares (calculated exclusive of any treasury shares of that class); and (ii) the person or persons on whom the notice was served failed to comply with the requirements of the notice within the period for compliance specified in the notice (being not less than 14 days from the date of service of the notice) and remains in default in complying with the notice, unless the transfer in question is to a bona fide unconnected third party such as a sale through a recognized investment exchange or an overseas exchange or as a result of an acceptance of a takeover offer; or

•	if the transfer is of a share or shares (whether fully paid or not) in favor of more than 4 persons jointly.

If the board declines to register a transfer it shall, as soon as practicable and in any event within two months after the date on which a transfer form, a letter of allotment (if applicable) is lodged, send to the transferee notice of the refusal, together with reasons for the refusal.

CREST

To be traded on AIM, securities must be able to be transferred and settled through the CREST system. CREST is a computerized paperless share transfer and settlement system that allows securities to be transferred by electronic means, without the need for a written instrument of transfer. Our Articles of Association are consistent with CREST membership and, among other things, allow for the holding and transfer of shares in uncertificated form.

Shareholder Meetings

Annual General Meetings

In accordance with the Companies Act 2006, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the board sees fit, subject to the requirements of the Companies Act 2006, as described in “—Differences in Corporate Law—Annual General Meeting” and “—Differences in Corporate Law—Notice of General Meetings” below.

Notice of General Meetings

The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings” below.

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. At least two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes. If within 15 minutes from the time appointed for the holding of a general meeting (or such longer time as the chairman of the meeting may decide) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall be adjourned to a day (at least 10 clear days after the meeting), time and place decided by the chairman. If at an adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the member or members present in person or by proxy or (in the case of a corporation) by a representative and entitled to vote upon the business to be transacted shall be a quorum and shall have power to decide upon all matters that could properly have been disposed of at the meeting from which the adjournment took place.

Class Meetings

The provisions in our Articles of Association relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:

•

the quorum for such class meeting shall be two holders in person or by proxy representing not less than one-third in nominal value of the issued shares of the class (excluding any shares held in treasury);

•	at the class meeting, a holder of shares of the class present in person or by proxy may demand a poll and shall on a poll be entitled to one vote for every share of the class held by him; and

•	if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Directors

Number of Directors

We may not have less than three and not more than 12 directors on the board of directors.

Appointment of Directors

A single resolution for the appointment of two or more persons as directors is void unless a resolution that it shall be moved has first been agreed to by the meeting without any vote being given against it.

At any general meeting, no person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for appointment as a director unless not less than 28 nor more than 35 days before the date of the meeting: (i) a notice in writing, authenticated by a member (other than the person to be proposed) who is qualified to attend and vote at that meeting, containing his intention to propose the person for election; and (ii) a notice in writing authenticated by the person proposed as a director of his willingness to be elected; have both been left at the registered office or sent to the Company secretary.

Without prejudice to the power to appoint any person to be a director by shareholder resolution, the board has power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board but so that the total number of directors does not exceed the maximum number fixed by or in accordance with our Articles of Association.

Any director appointed by the board shall retire from office at the next annual general meeting. Such a director is eligible for election at that meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at such meeting.

Rotation of Directors

At each annual general meeting, the following directors will retire from office and be eligible for re-election:

•

any director who was not elected or re-elected at either of the two preceding annual general meetings and any director who wishes to retire and offer himself for re-election (whether by reason of the U.K. Corporate Governance Code or for any other reason); and

•

such number of the directors (excluding any director who is required to retire under our Articles of Association) as would, when added to the number of directors (if any) retiring in accordance with the above bullet point represent one third of the directors. If one third is not a whole number then the number of directors to retire is the number nearest to one third.

If at any annual general meeting the total number of directors to be considered for retirement by rotation is less than three and the one third calculation above would result in a number which is less than one, then: (i) if the total number is two, one of those directors shall retire; and (ii) if the total number is one, that director shall retire.

The directors to retire on each occasion shall include (so far as necessary to obtain the number required) any director who wishes to retire and not offer himself for re-election. Any further directors to retire shall be those of the other directors who are subject to retirement by rotation for the purposes of the meeting in question and who have at the date of the meeting been longest in office since their last re-election or appointment. In the case of persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

A director who retires at the annual general meeting shall be eligible for re-election.

The shareholders may, at the meeting at which a director retires, fill the vacated office by electing a person and in default the retiring director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such director shall have been put to the meeting and lost or unless the default is due to the moving of a resolution in contravention of Article 114 of our Articles of Association or unless such director has attained any applicable retiring age.

Directors’ Interests

A director may hold any other office or employment with the Company (other than the office of auditor) in conjunction with his office of director for such period and on such terms as the directors may determine. A director or intending director may enter into any contract, arrangement, transaction or proposal with the Company relating to the tenure of any other office or employment. Any such contract, arrangement, transaction or proposal entered into or authorized by the directors cannot be avoided and the director is not liable to account to the Company for any benefit realized from any such contract, arrangement, transaction or proposal by reason of either holding office as a director or because of the fiduciary relationship established by the office if the director has declared his interest in accordance with the Companies Act 2006. In accordance with the Companies Act 2006, a director who is in any way, whether directly or indirectly, interested in a proposed or existing transaction or arrangement with us shall declare the nature of his interest.

In the case of interests arising where a director is in any way, directly or indirectly, interested in (i) a proposed transaction or arrangement with us or (ii) a transaction or arrangement that has been entered into by us and save as otherwise provided by our Articles of Association, such director shall not vote at a meeting of the board or of a committee of the board on any resolution concerning such matter in which he has any interest that conflicts or may conflict with the interests of the Company as defined in Article 102 of our Articles of Association (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, us) unless his interest or duty arises only because the resolution relates to one or more of the following paragraphs:

•

the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or

•

the giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security; or

•

the granting of any indemnity or provision of funding pursuant to Article 190 of our Articles of Association unless the terms of such arrangement confer upon such director a benefit not generally available to any other director; or

•

an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or is to be or may be entitled to participate as a holder of securities or as an underwriter or sub-underwriter; or

•

any matters involving or relating to any other company in which he or any person connected with him has a direct or indirect interest (whether as an officer or shareholder or otherwise), provided that he and any persons connected with him are not to his knowledge the holder (otherwise than as a nominee for the company or any of its subsidiary undertakings) of or beneficially interested in one percent or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this paragraph to be a material interest in all circumstances); or

•

an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings that does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

•	the purchase and/or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

If a question arises at a meeting of the board or of a committee of the board as to the right of a director to vote, and such question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the Chairman of the meeting, and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned has not been fairly disclosed.

Directors’ Fees and Remuneration

Each director may be paid his traveling, hotel and other expenses properly incurred in and about the business of the Company, including expenses of attending and returning from meetings of the board or committees of the board or general meetings. Any director who performs special or extra services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration as the board or a committee appointed by the board may determine.

An executive director shall receive such remuneration as the board or a committee appointed by the board may determine and may (without limitation) be by way of fixed salary, lump sum, commission on dividends or profits of the Company (or of any other company in which the Company is interested) or other participation in any such profits by any combination of them.

A non-executive director may be paid a fee at such rate as may from time to time be determined by the board.

Borrowing Powers

The board may exercise all the powers to borrow money and to mortgage or charge our undertaking, property and assets and uncalled capital or any part thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Indemnity

Every director, alternate director, secretary or other officer (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified by the Company against all costs, charges, expenses, losses and liabilities incurred by him in the execution and discharge of his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office as a director of the Company for any other member of the Group, including any liability which may attach to him in respect of any negligence, default, breach of duty or breach of trust by him in relation to anything done or omitted to be done or alleged to have been done or omitted to be done by him as a director.

Other U.K. Law Considerations

Notification of Voting Rights

A shareholder in a public company incorporated in the United Kingdom whose shares are admitted to trading on AIM is required pursuant to Rule 5 of the Disclosure Guidance and Transparency Rules of the U.K. Financial Conduct Authority to notify us of the percentage of his voting rights if the percentage of voting rights that he holds as a shareholder or through his direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10% and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments.

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the Companies Act 2006, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares. Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.

Sell Out

The Companies Act 2006 also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of the voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act 2006, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his knowledge) particulars of any other interest that subsists or subsisted in those shares.

Under our Articles of Association, the directors may in their absolute discretion refuse to register or authorize the registration of the transfer of a share held in certificated form if a notice has been served in respect of a share pursuant to section 793 of the Companies Act concerning the disclosure of interests in voting shares and (i) the share or shares which were the subject of that notice represented in aggregate at least 0.25 percent of that class of shares (calculated exclusive of any treasury shares of that class); and (ii) the person or persons on whom the notice was served failed to comply with the requirements of the notice within the period for compliance specified in the notice (being not less than 14 days from the date of service of the notice) and remains in default in complying with the notice, unless the transfer in question is to a bona fide unconnected third party such as a sale through a recognized investment exchange or an overseas exchange or as a result of an acceptance of a takeover offer.

Purchase of Own Shares

Under English law, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Subject to the above, we may purchase our own shares in the manner prescribed below. We may make a market purchase of our own fully paid shares pursuant to an ordinary resolution of shareholders. The resolution authorizing the purchase must:

•	specify the maximum number of shares authorized to be acquired;

•	determine the maximum and minimum prices that may be paid for the shares; and

•	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares other than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and Dividends

Under the Companies Act 2006, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

City Code on Takeovers and Mergers

As a public company incorporated in England and Wales with our registered office in England and Wales and that has shares admitted to AIM, we are subject to the U.K. City Code on Takeovers and Mergers (the “City Code”), which is issued and administered by the U.K. Panel on Takeovers and Mergers (the “Panel”). The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

•	acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares;

•

who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights of our shares, and such persons, or any person acting in concert with him, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested; or

•

the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make an offer for our outstanding shares in cash or be accompanied by a cash alternative at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or in our Articles of Association on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights.

	England & Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors, and the number of directors may be fixed by or in the manner provided in a company’s articles of association, provided that such number does not fall below two directors.	Under Delaware law, a corporation must have at least one director, and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act 2006 must also be followed, such as allowing the director to make representations against his or her removal either at the meeting or in writing.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors	Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually unless a resolution that a single resolution for the appointment of two or more persons as directors has first been agreed to by the meeting without any vote being given against it.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

	England & Wales	Delaware

Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting, and, if the directors fail to do so within a certain period, may themselves convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Under the Companies Act 2006, subject to a company’s articles of association providing for a longer period, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

	England & Wales	Delaware

Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights	Under the Companies Act 2006, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under the Companies Act 2006, the directors of a company must not allot shares or grant of rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

	England & Wales	Delaware

Liability of Directors and Officers

Under the Companies Act 2006, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third-party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company and must not provide any indemnity against, amongst others, any liability in defending criminal proceedings in which he is convicted); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•   any breach of the director’s duty of loyalty to the corporation or its stockholders;

•   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•   any transaction from which the director derives an improper personal benefit.

Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s)	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England & Wales	Delaware
holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy or in advance, who, being entitled to vote, vote on the resolution.

Special resolutions require the affirmative vote of not less than 75% of the votes cast on a show of hands by shareholders present, in person or by proxy, at the meeting and entitled to vote. If a poll is demanded, a special resolution is passed if it is approved by shareholders representing not less than 75% of the total voting rights of shareholders who, being entitled to vote, vote in person, by proxy or in advance.

Shareholder Vote on Certain Transactions

The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•   the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•   the approval of the board of directors; and

•   approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	England & Wales	Delaware

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

•   to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•   to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•   to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

•   to exercise independent judgment;

•   to exercise reasonable care, skill and diligence;

•   not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

•   a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

	England & Wales	Delaware
Stockholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to its shareholders generally or of some of its shareholders, or that an actual or proposed act or omission of the company is or would be so prejudicial.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•   state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•   state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Listing

We intend to apply to have our ADSs listed on Nasdaq under the symbol “ABCM.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A. (“Citibank”) has agreed to act as the depositary for our American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. (London), located at Citigroup Centre, Canary Wharf, London, E14 5LB, United Kingdom.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be filed with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-             when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,              ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders, and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary, and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you;

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Ordinary Shares

Upon completion of the offering, the ordinary shares being offered hereby will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named herein. After the completion of the offering, the ordinary shares that are being offered for sale hereby will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named herein.

After the closing of the offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and England and Wales legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and England and Wales legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital and Articles of Association.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions as follows:

•

In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary will vote (or cause the custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason, excluding ADS issuances as a result of distributions of ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

Termination

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the ordinary shares represented by ADSs and to direct the depositary of such ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as an ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of England and Wales.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the Deposit Agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

ORDINARY SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market in the United States for our ordinary shares or the ADSs, and we cannot assure you that there will be an active public market for our ADSs following this offering. We cannot predict what effect sales of ADSs in the public market or the availability of ADSs for sale will have on the market price of our ADSs. Future sales of substantial amounts of our ADSs in the public market, including ordinary shares issued upon exercise of options, or the perception that such sales may occur, however, could adversely affect the market price of our ADSs and also could adversely affect our future ability to raise capital through the sale of ADSs or other equity-related securities at times and prices we believe appropriate.

Upon completion of this offering, based on              ADSs outstanding as of                 , 2020,                 ADSs representing                ordinary shares, or              ADSs representing                  ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, will be outstanding. All of the ADSs expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ADSs held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ADSs will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional ADSs, the ADSs that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	ADSs or ordinary shares, as applicable, will be eligible for sale on the date of this prospectus; and

•	ADSs or ordinary shares, as applicable, will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 90 days after the date of this prospectus.

Rule 144

In general, a person who has beneficially owned our ordinary shares or ADSs that are restricted securities for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares or ADSs that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately                  ordinary shares immediately after completion of this offering based on the number of ordinary shares outstanding as of                 , 2020; or

•	the average weekly trading volume of our ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, board members, officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We and our directors and officers have agreed, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for ADSs or ordinary shares, for 90 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc., on behalf of the underwriters. These agreements are described below under the section captioned “Underwriters.”

Morgan Stanley & Co. LLC and BofA Securities, Inc. have advised us that they have no present intent or arrangement to release any ADSs, ordinary shares or other securities subject to a lock-up with the underwriters and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any ADSs, ordinary shares or other securities subject to a lock-up, Morgan Stanley & Co. LLC and BofA Securities, Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of ADSs, ordinary shares or other securities requested to be released, reasons for the request, the possible impact on the market for ADSs and whether the holder of our ordinary shares requesting the release is an officer, director or other affiliate of ours.

Share Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of any ordinary shares issued or reserved for issuance under our share plans. We expect to file the registration statement covering these ordinary shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the ordinary shares, to the provisions of the lock-up agreements described above.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of certain United Kingdom and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of the United Kingdom and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material United Kingdom Tax Considerations

The following statements are of a general nature and do not purport to be a complete analysis of all potential U.K. tax consequences of acquiring, holding and disposing of the ADSs. They are based on current U.K. tax law and on the current published practice of HMRC (which may not be binding on HMRC), as of the date of this prospectus, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain U.K. tax consequences for holders of ADSs who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of the ADSs and any dividends paid on them and who hold the ADSs as investments (other than in an individual savings account or a self-invested personal pension). They do not address the U.K. tax consequences which may be relevant to certain classes of ADS holders such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company or the Group, persons holding their ADSs as part of hedging or conversion transactions, ADS holders who have (or are deemed to have) acquired their ADSs by virtue of an office or employment, and ADS holders who are or have been officers or employees of the Company or a company forming part of the Group. The statements do not apply to any ADS holder who either directly or indirectly holds or controls 10% or more of the Company’s share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, any ADSs. Accordingly, prospective subscribers for, or purchasers of, any ADSs who are in any doubt as to their tax position regarding the acquisition, ownership or disposition of any ADSs or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

U.K. Taxation of dividends

Withholding tax

The Company will not be required to withhold U.K. tax at source when paying dividends. The amount of any liability to U.K. tax on dividends paid by the Company will depend on the individual circumstances of an ADS holder.

Income tax

An individual ADS holder who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the Company. An individual ADS holder who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by a U.K. tax resident individual holder of any ADSs from the Company or from other sources will form part of the ADS holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the ADS holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation tax

Corporate ADS holders which are resident for tax purposes in the United Kingdom should not be subject to U.K. corporation tax on any dividend received from the Company so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). If the conditions for exemption are not met or cease to be satisfied, or such an ADS holder elects for an otherwise exempt dividend to be taxable, the ADS holder will be subject to U.K. corporation tax on dividends received from the Company, at the rate of corporation tax applicable to that ADS holder (the main rate of U.K. corporation tax is currently 19%).

Corporate ADS holders who are not resident in the United Kingdom will not generally be subject to U.K. corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which the ADSs are used, held, or acquired.

A Shareholder who is resident outside the United Kingdom may be subject to non-U.K. taxation on dividend income under local law.

U.K. Taxation of capital gains

U.K. resident ADS holders

A disposal or deemed disposal of ADSs by an individual or corporate ADS holder who is tax resident in the United Kingdom may, depending on the ADS holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of the ADSs less the allowable cost to the ADS holder of acquiring any such ADSs.

The applicable tax rates for individual ADS holders realizing a gain on the disposal of ADSs is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers. For corporate ADS holders, Corporation tax is generally charged on chargeable gains at the rate applicable to the relevant corporate ADS holder (the main rate of U.K. corporation tax is currently 19%).

Non-U.K. ADS holders

ADS holders who are not resident in the United Kingdom and, in the case of an individual ADS holder, not temporarily non-resident, should not be liable for U.K. tax on capital gains realized on a sale or other disposal of ADSs unless (i) such ADSs are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate ADS holder, through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross value from U.K. land (which is not expected to be the case). ADS holders who are not resident in the United Kingdom may be subject to non-U.K. taxation on any gain under local law.

Generally, an individual ADS holder who has ceased to be resident in the United Kingdom for U.K. tax purposes for a period of five years or less and who disposes of any ADSs during that period may be liable on their return to the United Kingdom to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

U.K. stamp duty (“stamp duty”) and U.K. stamp duty reserve tax

The following statements apply to all ADS holders, regardless of their jurisdiction of tax residence.

It is assumed for the purposes of the following statements that all transfers or, or agreements to transfer, the Company’s ordinary shares are only made at times when (i) the Company’s ordinary shares are admitted to trading on AIM but are not listed on any market (with the term “listed” being construed in accordance with section 99A of the Finance Act 1986); and (ii) AIM continues to be accepted as a “recognised growth market” (as construed in accordance with section 99A of the Finance Act 1986).

No stamp duty is payable on the issue of the Company’s ordinary shares into a depositary receipt system (such as that operated by                 ) or a clearance service (such as DTC). No stamp duty reserve tax (“SDRT”) should be payable on the issue of the Company’s ordinary shares into a depositary receipt system or a clearance service. Accordingly, no stamp duty or SDRT should be payable on the creation and issue of the ADSs pursuant to the issue of the Company’s ordinary shares to the Custodian.

No stamp duty or SDRT should be payable on transfers of, or agreements to transfer, the Company’s ordinary shares into a depositary receipt system or a clearance service.

No stamp duty or SDRT should be payable on paperless transfers of, or agreements to transfer, the ADSs through the facilities of DTC.

No stamp duty should be payable on a written instrument transferring, or a written agreement to transfer, ADSs provided the instrument or agreement is executed and remains at all times outside the U.K. No SDRT should be payable in respect of agreements to transfer ADSs.

No stamp duty or SDRT should be payable on transfers of, or agreements to transfer, the Company’s ordinary shares outside of a depositary receipt system or a clearance service.

No stamp duty or SDRT should be payable on a repurchase by the Company of the Company’s ordinary shares.

Material United States Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below), and solely to the extent described below under the heading “U.S. Foreign Account Tax Compliance Act,” to persons other than U.S. Holders, of an investment in the ordinary shares or ADSs. This summary applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), that have acquired the ordinary shares or ADSs in this offering and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretations, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of this offering and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local or non-U.S. tax consequences.

This summary also does not address the tax consequences that may be relevant to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	individual retirement accounts and other tax-deferred accounts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons that own the ordinary shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction” or integrated transaction;

•	persons that actually or constructively own 10% or more of the Company’s share capital (by vote or value);

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired the ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares or ADSs being taken into account in an applicable financial statement; or

•	pass-through entities or arrangements, or persons holding ordinary shares or ADSs through pass-through entities or arrangements.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSS.

As used herein, the term “U.S. Holder” means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and certain determinations made at the partnership level. A person that would be a U.S. Holder if it held ordinary shares or ADSs directly and that is a partner of a partnership holding ordinary shares or ADSs is urged to consult its tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will generally be recognized upon an exchange of ADSs for ordinary shares.

Taxation of Dividends and Other Distributions on the Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions the Company makes to a U.S. Holder (including the amount of any tax withheld) with respect to the ordinary shares or ADSs generally will be includible in a U.S. Holder’s gross income as dividend income on the date of receipt, but only to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares or ADSs, and then, to the extent such excess amount exceeds such holder’s tax basis in such ordinary shares or ADSs, as capital gain. The Company currently does not, and it does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided that (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (ii) certain holding period and at-risk requirements are met and (iii) the Company is not a passive foreign investment company (as discussed below) with respect to the relevant U.S. Holder for either the taxable year in which the dividend was paid or the preceding taxable year. In this regard, the ordinary shares or ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as it is expected that the ADSs will be. However, based on existing guidance, it is not entirely clear whether any dividends a U.S. Holder receives with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares will not themselves be listed on a securities market in the United States for trading purposes. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to distributions on the ordinary shares or ADSs in light of their particular circumstances.

The amount of any distribution paid in foreign currency that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the distribution payment based on the exchange rate in effect on the date such distribution is included in such holder’s income, whether or not the payment is converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends paid by the Company with respect to the ordinary shares or ADSs will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will, in general, be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company with respect to the ordinary shares or ADSs will generally constitute “passive category income” for purposes of the foreign tax credit.

Taxation of Disposition of the Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of the ordinary shares or ADSs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and such holder’s adjusted tax basis in such ordinary shares or ADSs.

If the consideration received upon the sale or other taxable disposition of the ordinary shares or ADSs is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If the ordinary shares or ADSs are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash-basis taxpayer or an accrual-basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the taxable disposition. An accrual-basis taxpayer that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the date of disposition and the settlement date, and such exchange gain or loss generally will constitute U.S.-source ordinary income or loss.

A U.S. Holder’s initial tax basis in the ordinary shares or ADSs generally will equal the cost of such ordinary shares or ADSs. If a U.S. Holder used foreign currency to purchase the ordinary shares or ADSs, the cost of such ordinary shares or ADSs will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the ordinary shares or ADSs are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash-basis taxpayer or an accrual-basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ordinary shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Any gain or loss on the sale or other taxable disposition of the ordinary shares or ADSs will generally be treated as U.S. source income or loss, and treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares or ADSs at the time of the disposition exceeds one year. Accordingly, in the event any United Kingdom tax (including withholding tax) is imposed upon the sale or other taxable disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company Considerations

The Company will be classified as a PFIC for any taxable year if either: (a) at least 75 per cent of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50 per cent of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which the Company owns, directly or indirectly, 25 per cent or more (by value) of the stock.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds the ordinary shares or ADSs, the Company would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or ADSs at their fair market value on the last day of the last taxable year in which the Company is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

Based on the nature and composition of the Company’s income, assets and operations and the income, assets and operations of the Company’s subsidiaries, the Company does not believe that it is currently a PFIC and it does not expect to be a PFIC in the foreseeable future. However, this is a factual determination that depends on, among other things, the nature and composition of the Company’s income and assets, and the market value of the Company’s shares and assets, including the nature and composition of income and assets and the market value of shares and assets of the Company’s subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, no assurance can be given that the Company will not be classified as a PFIC for the current taxable year or any future taxable year.

If the Company is considered a PFIC at any time that a U.S. Holder holds the ordinary shares or ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares or ADSs, as well as the amount of any “excess distribution” (as defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on the ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if the Company is a PFIC and any of the Company’s subsidiaries is also a PFIC, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of such subsidiary PFIC.

Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of the ordinary shares or ADSs if the Company is considered a PFIC. However, the Company does not expect to furnish U.S. Holders of the ordinary shares or ADSs with the tax information necessary to enable a U.S. Holder to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to a subsidiary that is also a PFIC. If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the ordinary shares or ADSs and the potential consequences related thereto.

Information Reporting and Backup Withholding

Distributions on the ordinary shares or ADSs and proceeds from the sale, exchange or redemption of the ordinary shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Foreign Financial Asset Reporting

Certain U.S. Holders may be required to report information relating to an interest in the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ordinary shares or ADSs.

U.S. Foreign Account Tax Compliance Act

Certain provisions of the Code and U.S. Treasury regulations (commonly collectively referred to as “FATCA”) generally impose 30 percent withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (as defined under FATCA) (an “FFI”) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the FFI’s U.S.-owned accounts. If the Company were to be treated as an FFI, (i) such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ordinary shares or ADSs) that is not a “participating FFI” (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such other FFI or investor is otherwise exempt from FATCA and (ii) the Company may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States. Under current guidance, the term “foreign passthru payment” is not defined, and it is therefore not clear whether or to what extent payments on the ordinary shares or ADSs would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before the date that is two years after the date of publication in the Federal Register of final U.S. Treasury regulations defining the term “foreign passthru payment.” The United States has entered into an intergovernmental agreement, or IGA, with the United Kingdom (the “U.K. IGA”), which modifies the FATCA withholding regime described above. If the Company was treated as an FFI under the U.K. IGA, it would be subject to these diligence, withholding and reporting obligations under FATCA. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the U.K. IGA and any non-U.S. legislation implementing FATCA on the investment in the ordinary shares or ADSs.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
BofA Securities, Inc.
SVB Leerink LLC
Lazard Freres & Co LLC
William Blair & Company, L.L.C.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We intend to apply to have our ADSs listed on Nasdaq under the trading symbol “ABCM.” Our ordinary shares are listed on AIM, a market of the London Stock Exchange, under the trading symbol “ABC.”

We and all directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•

file any registration statement with the Securities and Exchange Commission (or the equivalent thereof in non-U.S. jurisdiction) relating to the offering of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

Whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph are subject to certain restrictions.

Morgan Stanley & Co. LLC and BofA Securities, Inc., in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs. The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been only limited over-the-counter trading in the ordinary shares in the United States. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be the trading price of our ordinary shares on AIM, future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State of any of our ADSs at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ADSs to be offered so as to enable an investor to decide to purchase any of our ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ADSs in, from or otherwise involving the United Kingdom.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase ADSs under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel

Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our ADSs to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the ADSs that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL).

Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the ADSs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed or admitted to trading on the SIX Swiss Exchange or on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Amount
SEC registration fee	$	*
FINRA filing fee		*
Stock Exchange listing fee		*
AIM listing fee		*
Transfer agent’s fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total		*

*	To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee, the FINRA filing fee and the listing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of our ADSs and ordinary shares and certain other matters of English law and U.S. federal law will be passed upon for us by Latham & Watkins LLP. Legal counsel to the underwriters in connection with this offering are Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of June 30, 2020 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of PricewaterhouseCoopers LLP is The Maurice Wilkes Building, St John’s Innovation Park, Cowley Rd, Cambridge CB4 0DS.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside the United States, and most of the assets of our non-U.S. subsidiaries are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws. In addition, uncertainty exists as to whether the courts of England and Wales would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Latham & Watkins LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Latham & Watkins LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•

England and Wales courts had jurisdiction over the matter on enforcement and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;

•

the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•	the judgment was not procured by fraud;

•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice;

•

the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the U.K. Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act;

•	there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and

•	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

ABCAM PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Abcam plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Abcam plc and its subsidiaries (the “Company”) as of June 30, 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated cash flow statement for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases as of July 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cambridge, United Kingdom

16 September 2020

We have served as the Company’s auditor since 2013 which includes periods before the Company became subject to SEC reporting requirements.

Consolidated income statement

For the years ended 30 June 2020 and 2019

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Revenue	5	260.0	259.9
Cost of sales		(79.8)	(76.7)

Gross profit		180.2	183.2
Selling, general and administrative expenses
Before exceptional items and amortization of acquisition intangibles		(118.3)	(88.9)
Exceptional items and amortization of acquisition intangibles	7	(13.1)	(23.2)
Research and development expenses
Before exceptional items and amortization of acquisition intangibles		(17.4)	(10.7)
Exceptional items and amortization of acquisition intangibles	7	(20.9)	(4.3)

Operating profit	6	10.5	56.1
Finance income	9	0.7	0.6
Finance costs	9	(2.8)	(0.3)

Profit before tax		8.4	56.4
Tax	10	4.1	(11.4)

Profit for the year		12.5	45.0

Earnings per share
Basic earnings per share	11	6.0p	22.0p
Diluted earnings per share	11	6.0p	21.8p

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

For the years ended 30 June 2020 and 2019

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Profit for the year		12.5	45.0

Items that may be reclassified to the income statement in subsequent years
Movement on cash flow hedges	26	0.7	(1.7)
Exchange differences on translation of foreign operations		9.6	7.0
Movement in fair value of investments		4.0	(0.1)
Tax relating to components of other comprehensive income		(1.5)	0.3

Other comprehensive income for the year		12.8	5.5

Total comprehensive income for the year		25.3	50.5

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated balance sheet

As at 30 June 2020 and 2019

	Note	30 June 2020 £m	30 June 2019 £m
Non-current assets
Goodwill	12	192.8	120.9
Intangible assets	13	154.4	106.7
Property, plant and equipment	14	43.3	37.1
Right of use assets	15	121.4	—
Investments	16	7.0	0.8
Deferred tax asset	17	13.7	9.4

		532.6	274.9

Current assets
Inventories	18	40.7	36.0
Trade and other receivables	19	44.4	43.1
Current tax receivable		6.4	5.4
Derivative financial instruments	20	—	0.2
Cash and cash equivalents		187.3	87.1

		278.8	171.8

Total assets		811.4	446.7

Current liabilities
Trade and other payables	21	(43.8)	(41.8)
Derivative financial instruments	20	(1.2)	(2.0)
Lease liabilities	15	(7.3)	—
Borrowings	22	(106.4)	—
Current tax liabilities		(0.9)	(1.5)

		(159.6)	(45.3)

Net current assets		119.2	126.5

Non-current liabilities
Deferred tax liability	17	(28.7)	(16.5)
Lease liabilities	15	(120.5)	—
Derivative financial instruments	20	—	(0.1)

		(149.2)	(16.6)

Total liabilities		(308.8)	(61.9)

Net assets		502.6	384.8

Equity
Share capital	23	0.4	0.4
Share premium account		138.2	27.0
Merger reserve	23	68.6	68.1
Own shares	23	(2.5)	(2.8)
Translation reserve	23	42.9	33.3
Hedging reserve	23	(0.7)	(1.3)
Retained earnings		255.7	260.1

Total equity attributable to the equity shareholders of the parent		502.6	384.8

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the years ended 30 June 2020 and 2019

		Share capital	Share premium account	Merger reserve	Own shares	Translation reserve	Hedging reserve	Retained earnings	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2018		0.4	25.6	68.1	(3.2)	26.3	0.1	234.4	351.7
Profit for the year		—	—	—	—	—	—	45.0	45.0
Other comprehensive income		—	—	—	—	7.0	(1.4)	(0.1)	5.5

Total comprehensive income		—	—	—	—	7.0	(1.4)	44.9	50.5
Issue of ordinary shares		—	1.4	—	0.4	—	—	(0.4)	1.4
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	6.3	6.3
Purchase of own shares		—	—	—	—	—	—	(0.2)	(0.2)
Equity dividends	24	—	—	—	—	—	—	(24.9)	(24.9)

Balance as at 30 June 2019, as previously reported		0.4	27.0	68.1	(2.8)	33.3	(1.3)	260.1	384.8
Implementation of IFRS 16		—	—	—	—	—	—	(1.5)	(1.5)

Balance as at 30 June 2019, as adjusted		0.4	27.0	68.1	(2.8)	33.3	(1.3)	258.6	383.3
Profit for the year		—	—	—	—	—	—	12.5	12.5
Other comprehensive income		—	—	—	—	9.6	0.6	2.6	12.8

Total comprehensive income		—	—	—	—	9.6	0.6	15.1	25.3
Issue of ordinary shares		—	111.2	0.5	0.3	—	—	(0.3)	111.7
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	7.4	7.4
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	24	—	—	—	—	—	—	(25.0)	(25.0)

Balance as at 30 June 2020		0.4	138.2	68.6	(2.5)	42.9	(0.7)	255.7	502.6

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the years ended 30 June 2020 and 2019

		Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Cash generated from operations		25	65.4	83.7
Net income taxes paid			(2.4)	(13.5)

Net cash inflow from operating activities			63.0	70.2

Investing activities
Interest received			0.7	0.6
Purchase of property, plant and equipment			(12.7)	(17.7)
Purchase of intangible assets			(23.0)	(22.7)
Transfer of cash (to) / from escrow in respect of future capital expenditure			(0.6)	4.5
Purchase of investments			(2.2)	—
Net cash outflow arising from acquisitions		29	(110.3)	(14.6)

Net cash outflow from investing activities			(148.1)	(49.9)

Financing activities
Dividends paid		24	(25.0)	(24.9)
Principal element of lease obligations			(6.8)	—
Interest element of lease obligations			(0.9)	—
Interest paid			(0.8)	(0.1)
Proceeds on issue of shares			111.2	1.4
Facility arrangement fees			—	(0.9)
Utilization of revolving credit facility	(i)	22	127.0	—
Repayment of revolving credit facility	(i)	22	(20.0)	—
Purchase of own shares			(0.1)	(0.2)

Net cash inflow/(outflow) from financing activities			184.6	(24.7)

Increase/(decrease) in cash and cash equivalents			99.5	(4.4)
Cash and cash equivalents at beginning of year			87.1	90.2
Effect of foreign exchange rates on cash and cash equivalents			0.7	1.3

Cash and cash equivalents at end of year	(ii)		187.3	87.1

(i)

During the year, drawings on the RCF comprised an initial amount of €120.0m (£103.4m) to fund the purchase of Expedeon (as set out in note 29). In February 2020, a partial repayment amounting to £20.0m was made and the remaining borrowings redenominated into Sterling, leaving an outstanding balance of £82.0m. In March 2020, a subsequent drawing of £25.0m was made in order to provide operational flexibility in light of the COVID-19 pandemic bringing amounts drawn to £107.0m. The maximum amount drawn under the RCF during the year was £107.0m.

(ii)	Within cash and cash equivalents is £0.8m of cash relating to employee contributions to the Group’s share scheme ‘AbShare’, which is reserved for the purpose of purchasing shares upon vesting.

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

For the years ended 30 June 2020 and 2019

1. Presentation of the financial statements

a) General information

Abcam plc (the Company) is a public limited company whose shares are listed on the Alternative Investment Market (AIM) of the London Stock Exchange, is incorporated and domiciled in the UK and is registered in England under the Companies Act 2006.

b) Basis of preparation and consolidation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements have been presented in Sterling, the functional currency of the Company, and on the historical cost basis, except for the revaluation of certain financial instruments.

The consolidated financial statements incorporate the financial statements of the Company and entities under its control. Control is achieved when the Company has power to control the financial and operating policies of an entity either directly or indirectly and the ability to use that power to affect the returns it receives from its involvement with the entity.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies in line with those used by the Group. All intra-group transactions, balances, equity, income and expenses are eliminated on consolidation.

These consolidated financial statements were authorised by the Board of Directors on [XX] October 2020.

c) Going concern

The Group meets its day-to-day working capital requirements from the cash surpluses generated as a result of normal trading. In considering going concern, the Directors have reviewed the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including the effects of COVID-19. These show that the Group should be able to operate within the limits of its available resources.

Accordingly, the Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and at least one year from the date of approval of the financial statements. For this reason, they continue to adopt the going concern basis in preparing its consolidated financial statements.

2. New accounting standards, amendments and interpretations

IFRS 16 ‘Leases’

IFRS 16 supersedes IAS 17 ‘Leases’. The most significant changes are in relation to lessee accounting. Under IFRS 16 the lessee recognises a right-of-use asset and a lease liability for all leases currently accounted for as operating leases, with the exception of leases for a short period (less than 12 months) where recognition exemption applies or where the underlying asset value is low.

Right-of-use assets are measured at cost, less any accumulated depreciation and lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased assets at the end of the lease term, the recognised right-of-use assets are depreciated over the shorter of their estimated useful lives or lease term. Right-of-use assets are also subject to impairment testing.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

2. New accounting standards, amendments and interpretations continued

At the commencement of a lease, the Group recognises lease liabilities at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at either the transition date or lease commencement date, if later, if the interest rate implicit in the lease is not readily determinable. After the transition or commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced by payments made. The carrying amount of lease liabilities is remeasured if there is a modification or a change to the lease.

Before the adoption of IFRS 16, the Group classified its leases at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Historically, all of the Group’s leases have been classified as operating leases whereby the leased asset was not capitalized, and the lease payments were recognised as rent expense in the income statement on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Prepayments and Trade and other payables, respectively. The Group has taken advantage of the practical expedient not to perform reassessments of whether a contract is, or contains, a lease.

The Group has taken advantage of the modified retrospective transition method whereby on transition, a lease liability is recognised as the present value of future payments and an asset is recognised as the present value of the total lease payments at the lease inception and then depreciated on a straight-line basis from the transition date or lease commencement date if later. The income statement and balance sheet for prior periods have not been restated. A transition adjustment of £1.5m is generated due to the difference between the value of the asset and liability.

The Group’s income statement is impacted by the change in accounting standard as the fixed rental expense is replaced by a depreciation charge and an interest expense.

For the year ended 30 June 2020 theses changes increased operating profit by £2.4m comprising an increase in depreciation of £6.7m offset by the reduction in rent expense of £9.1m relating to the previous treatment as operating leases. Finance costs increased by £1.5m relating to the additional lease liabilities recognised, resulting in an overall increase in profit before tax of £0.9m.

Based on its current lease portfolio, the long-term impact to the Group’s reported profit after tax is expected to be immaterial with a net decrease in the initial years after transition which will reverse in later years as the leases in existence at transition come closer to ending.

On transition the weighted average incremental borrowing rate was 1.6%, which in turn takes advantage of the practical expedient on transition to apply a single discount rate to groups of leases with similar risk profiles. As such a single discount rate has been applied to leases in each country in which the Group operates.

The Group has no material lessor arrangements but does sublet space in multiple locations. Subleases are recognised by a reduction in the right of use asset and recognition of a lease receivable.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

2. New accounting standards, amendments and interpretations continued

The impact of transitioning to IFRS 16 on the 1 July 2019 to each balance sheet line item is as follows:

	30 June 2019 as previously reported £m	IFRS 16 adjustments £m	1 July 2019 as adjusted £m
Right of use assets	—	70.8	70.8
Trade and other receivables	43.1	0.3	43.4
Current lease liabilities	—	(6.5)	(6.5)
Trade and other payables	(41.8)	3.6	(38.2)
Non-current lease liabilities	—	(69.7)	(69.7)

Retained earnings	260.1	(1.5)	258.6

Total attributable to equity shareholders of the parent	384.8	(1.5)	383.3

3. Principal accounting policies

Revenue and income recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services, net of discounts, VAT and other sales-related taxes.

Revenue from sales of goods, including revenue generated from products sold from the Group’s catalogue and IVD and which represents the significant majority of the Group’s revenue, is recognized upon delivery to the customer or the point at which the customer takes control of the goods if this is sooner.

Custom product and service revenue, which can be the provision of a service or the development of products for customers, is recognised at the point at which a milestone, as defined in the contract, has been completed. Each milestone is typically aligned to a customer deliverable, for example, the amount of services provided, a deliverable arising from the services or the number of products successfully developed and provided to customers, and accordingly is considered to be a performance obligation. Every milestone has a defined transaction price. If it is identified that the costs will be in excess of the contract revenue, the expected loss is recognised as an expense immediately.

Licence fee income is recognized upon delivery of the licensed technology where the Group’s continued performance or future research and development services are not required. Royalty revenue is recognised on an accruals basis based on the contractual terms and the substance of the agreements with the counterparty, provided that the amount can be reliably measured and it is probable that the economic benefit will flow to the Group.

Leasing

Accounting policy applied until 30 June 2019

To the extent that the terms of a lease transferred substantially all the risks and rewards of ownership to the lessee, leases were classified as finance leases. All other leases were classified as operating leases.

Rentals payable under operating leases were charged to the income statement on a straight-line basis over the fixed term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease were also spread on a straight-line basis over the lease term.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

3. Principal accounting policies continued

Accounting policy applied from 1 July 2019 (IFRS 16)

Leased assets are capitalized on inception of the lease as right of use assets. A corresponding lease liability, representing the present value of the lease payments is also recognized and split between current and non-current liabilities accordingly.

The lease liability includes; fixed payments, variable lease payments dependent on an index or rate (initially measured using the index or rate on the lease commencement date) and in substance fixed payments. The variable aspect of variable payments are recognized when the rate or index takes effect resulting in an adjustment to the liability and right of use asset. Currently the Group’s lease portfolio does not contain variable or in substance lease payments.

The discounted lease liability is calculated where possible using the interest rate implicit in the lease or where this is not attainable the incremental borrowing rate is utilized. The incremental borrowing rate is the rate the Group would have to pay to borrow the funds necessary to obtain a similar asset under similar conditions. The Group calculates the incremental borrowing rate using risk free rate of the country where the asset is held, adjusted for length of the lease and a risk premium.

Lease payments are allocated against the principal and finance cost. Finance costs, representing the unwinding of the discount on the lease liability are charged to the income statement to produce a constant periodic rate of interest on the remaining liability.

Right of use assets are measured at cost including; the discounted initial lease liability, lease payments made at or before the commencement date, any initial direct costs reduced any lease incentives received.

Right of use assets are depreciated over the shorter of the non-cancellable lease period and any extension options that are considered reasonably certain to be taken or the useful life of the asset. The Group’s current leases run from 1-18 years.

Modifications to lease agreements result in remeasurement of the lease liability and right of use asset.

Short term leases, defined as less than one year, and also of low value are recognised on a straight-line basis in the income statement.

There are no material lease agreements where the Group acts as a lessor.

Contracts may contain both lease and non-lease components. The Group allocates the contract consideration based on the relative stand alone selling prices or if this is not readily determinable based on the best estimates of the stand alone selling prices.

Foreign currencies

Foreign currency transactions are booked at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are retranslated at the rates of exchange ruling at the balance sheet date. Exchange differences arising on settlement or retranslation of monetary assets and liabilities are included in the income statement.

The results of overseas subsidiaries are translated into Sterling using the average exchange rates during the year. Assets and liabilities are translated at the rates ruling at the balance sheet date. Goodwill arising on the

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

3. Principal accounting policies continued

acquisition of a foreign operation is treated as an asset of that foreign operation and as such is translated at the relevant foreign exchange rate at the balance sheet date. Exchange differences arising on this translation are recognised in the translation reserve.

Other exchange differences are recognised in the income statement in the period in which they arise except for where items are designated as hedging instruments or where there is a net investment hedge.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. The Group has no further obligations once the contributions have been paid.

Taxation

Current tax payable is based on taxable profit for the year using tax rates that have been enacted or substantively enacted by the balance sheet date. Taxable profit differs from net profit as reported in the income statement because it excludes certain items of income or expense that are taxable or deductible in other years and further excludes items that are never taxable or deductible. Where the current tax deduction in respect of share option exercises exceeds the share option accounting charge for the period, the excess is recorded in equity rather than the income statement.

The benefit of UK research and development is recognised under the UK’s Research and Development Expenditure Credit (RDEC) scheme. The benefit is recorded as income included in profit before tax, netted against research and development expenses, as the RDEC is of the nature of a government grant.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group’s liability for deferred tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except where it relates to items charged or credited directly to other comprehensive income or reserves, in which case the deferred tax is also dealt with in other comprehensive income or reserves respectively.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, they relate to income taxes levied by the same taxation authority and the Group intends to settle on a net basis.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

3. Principal accounting policies continued

Business combinations

Business combinations are accounted for using the acquisition method. On the acquisition of a business, fair values are attributed to the identifiable assets, liabilities and contingent liabilities unless the fair value cannot be reliably measured in which case the value is subsumed into goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognised to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the amounts recognised as of that date. The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year.

Acquisition-related costs are expensed to the consolidated income statement in the period they are incurred.

Goodwill

Goodwill represents the excess of the fair value of the consideration over the fair value of the net assets acquired. Where the fair value of the consideration is less than the fair value of the acquired net assets, the deficit is recognized immediately in the income statement as a bargain purchase.

Goodwill is not amortised, but is subject to an impairment review at least annually and is carried at cost less accumulated impairment losses. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to cash generating units (CGUs). The CGUs to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the carrying value may not be recoverable.

Intangible assets

Acquisition intangibles:

Acquisition intangibles comprise licence fees, customer relationships and distribution rights, patents, technology and know-how and trade names. These are capitalized at cost and amortised on a straight-line basis over their estimated useful lives. The principal expected useful lives are as follows:

Licence fees	Term of licence
Customer relationships and distribution rights	2 to 10 years
Patents, technology and know-how	5 to 15 years
Trade names	8 to 11 years

Patents, technology and know-how assets are only amortised once the development is complete and being utilized for their intended purpose; until this point the assets are deemed to be in progress.

Other intangibles:

These comprise software and expenditure on capitalized internally developed technology. Internally developed technology costs are recognised as an asset if and only if they meet the recognition criteria set out in IAS 38 Intangible Assets which are that

•	the project must be technically feasible;

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

3. Principal accounting policies continued

•	there must be the intention to complete the project and adequate resources to be able to do so;

•	the ability to use or sell the asset or product is secure; and

•	the future economic benefits must exceed the costs

Intangible assets under construction are not amortised.

The principal expected useful lives are as follows:

Software	3 to 5 years
Internally developed technology	3 to 16 years

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and, where appropriate, provision for impairment in value. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, as follows:

Laboratory equipment	2 to 5 years
Cell Line assets	10 years
Office fixtures, fittings and other equipment	2 to 5 years
Leasehold improvements	Term of lease

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement. Residual values of assets and their useful lives are assessed on an ongoing basis and adjusted, if appropriate, at each balance sheet date. Assets under the course of construction are not depreciated.

Impairment of property, plant and equipment and intangible assets excluding goodwill

A review is undertaken upon the occurrence of events or circumstances which indicate that the carrying amount may not be recoverable.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Inventories

Inventories and work in progress are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and an attributable portion of production overheads that have been incurred in bringing the inventories to their present location and condition. The valuation methodology is on a first in first out basis and net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Provision is made for obsolete, slow-moving or defective items where appropriate.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

3. Principal accounting policies continued

Financial assets

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. The Group’s financial assets comprise cash and cash equivalents, receivables which involve a contractual right to receive cash from external parties, and investments.

Investments

Investments in shares are held at fair market value, with any revaluation gain or loss recorded through other comprehensive income.

Trade and other receivables

Trade receivables (excluding derivative financial assets) are recognised at cost less allowances for the expected credit loss to align their cost to fair value. The provision is based on the Group’s expected credit loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities

Financial liabilities are those which involve a contractual obligation to deliver cash to external parties at a future date.

Trade and other payables

Trade payables (excluding derivative financial liabilities) are non-interest bearing and are stated at cost which equates to their fair value.

Equity instruments

Equity instruments issued by the Group are recorded as the proceeds received, net of direct issue costs.

Derivative financial instruments

The Group uses forward contracts to manage the exposure to fluctuating foreign exchange rates in relation to forecast future transactions.

Derivatives are initially recognised at fair value at the date a contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in the income statement immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the income statement depends on the nature of the hedge relationship.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

3. Principal accounting policies continued

Hedge accounting

At the inception of a hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, its effectiveness along with its risk management objectives, and its strategy for undertaking various hedge transactions. The effectiveness is repeated on an ongoing basis during the life of the instrument to ensure that the instrument remains effective.

Cash flow hedges

The Group designates certain derivatives as cash flow hedges of highly probable forecast foreign currency transactions.

The effective portion of changes in the fair value of derivatives which are designated and qualify as cash flow hedges is deferred in other comprehensive income. Gains or losses relating to the ineffective portion are recognised immediately in the income statement.

Amounts deferred in other comprehensive income are recycled to the income statement in the periods when the hedged item is recognised in the income statement.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or it no longer qualifies for hedge accounting. Any cumulative gain or loss in other comprehensive income at that time remains in other comprehensive income and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss in other comprehensive income is recognised immediately in the income statement.

Share-based payments

Equity settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant and is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of shares that will eventually vest.

Share-based payments where vesting is by reference to external performance criteria (such as growth in an external index) are measured using the Monte Carlo simulation. Those which are subject only to internal performance criteria or service conditions are measured using the Black-Scholes model.

For all schemes, the number of options expected to vest is recalculated at each balance sheet date based on expectations of leavers prior to vesting. The number of options expected to vest for schemes with internal performance criteria is also adjusted based on expectations of performance against targets. No adjustments are made for expected performance against external or ‘market-based’ targets. Charges made to the income statement in respect of equity settled share-based payments are credited to equity.

For cash settled share-based payments, the Group recognises a liability for the services acquired, measured initially at the fair value of the liability. This liability is remeasured at each balance sheet date and at the date of settlement, with any changes in fair value recognised in the income statement.

Own shares

No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the Group’s own shares. Any difference between the carrying amount and the consideration is recognised in equity.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

4. Critical accounting judgements and sources of estimation uncertainty

The preparation of financial statements requires management to make judgements, estimates and assumptions about the application of its accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Actual amounts and results may differ from those estimates.

Judgements and estimates are evaluated regularly and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Any revisions to accounting estimates are recognised in the period in which the estimate is revised.

Only one critical accounting judgement has been identified but other judgements exist which are considered to be key.

a) Critical accounting judgements

Valuation of intangible assets

2020: No critical accounting judgements have been identified

2019: The Group has been capitalising costs associated with the new ERP system since 2016 as outlined in the key accounting judgements below. After an extensive review of business requirements and the functionality of Oracle Cloud software as well as other best in class software providers, a decision was taken to make some changes to the approach and software used to address these areas. The opportunity was also taken to extend the scope of the programme to integrate improvements in these functional areas with front-end system enhancements to improve customers’ end-to-end experience through logistics and ultimately into manufacturing.

Taking this into account, a review was undertaken of historical expenditure incurred to date and as part of the impairment review of assets under construction, two impairment indicators were identified: the first being modules that are no longer being utilized or which would require considerable re-work; and the second is the extended timeframe for certain modules resulting in potentially obsolete programming by the time the module goes live. Following the review and the assessment of the impairment indicators identified, two modules were impaired in full.

Identifying which modules may be impacted was judgemental and technically complex compounded by identifying and in particular, allocating the costs specifically related to each individual module in question. In this respect, an exercise to allocate historically incurred costs to each module was undertaken. This involved certain estimations and judgments to determine these allocations by apportioning those costs where there were allocations which were certain (for example, historical time records in respect of labor costs) to those where there was either less specific or no allocation to an individual module.

b) Key accounting judgements

Capitalisation of intangible assets

The Group capitalises internal software development costs, in particular internal staff costs, relating to the enhancement of the Group’s core IT systems architecture and developments. Judgement is required in applying the capitalisation criteria of IAS 38, differentiating between enhancements and maintenance.

In establishing the principles on which costs are capitalized, consideration is given to the nature of work being performed, whether the costs and the activities are incremental and whether the associated deliverables meet the characteristics of an asset. Processes are in place to evaluate this and the same processes are used to confirm whether the expensed costs are related to the system and process improvement project so that classification as an adjusting item is appropriate.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

4. Critical accounting judgements and sources of estimation uncertainty continued

The Group capitalises internal costs associated with internally developed technology as intangible assets as described further in notes 3 and 13. This requires judgement to determine that the characteristics of such assets meet the relevant criteria of IAS 38 for classification as an intangible asset.

Internally developed technology capitalized

Internal costs are capitalized as internally developed technology within intangible assets which are used to generate antibodies and kits. The point at which such internal costs are capitalized as well as their magnitude (whereby the amount capitalized comprises mainly of attributable salary costs and consumables used in the manufacture process) is a key area of judgement. A key area in respect of the stage of development of internally developed technology is subject to judgement as to when a product’s future economic value justifies capitalisation. Management reviews regularly these factors in order to determine that the costs meet the criteria for capitalisation as intangible assets.

c) Key sources of estimation uncertainty

Valuation of acquisition intangible assets

During the year the Group has made a number of acquisitions. (See note 29 for further details). Accounting for these in line with IFRS 3 (Business Combinations) requires the use of a number of assumptions and estimates in relation to the future cash flows associated with acquisition intangibles and the use of valuation techniques in order to arrive at the fair value of the intangible assets acquired. The assumptions applied were based on the best information available to management and valuation techniques were supported by third party valuation experts.

Nevertheless, the actual performance of these assets may differ from the valuations derived through this exercise.

In 2020, an assessment of the acquisition intangible in respect of In Vitro monoclonal antibody production technology acquired with AxioMx, Inc. in 2015 was undertaken. This also included further smaller amounts in respect of this technology which have been capitalized since acquisition as certain commercial feasibility milestones had been achieved.

An appraisal of the ability to utilise at scale this technology has been undertaken whereby although technical feasibility remains valid, the challenges to realise material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. As a result of this, the intangible asset in respect of this technology has been fully impaired.

Provision for slow-moving or defective inventory

The provision for slow-moving inventory is based on the Directors’ estimation of the future sales of each of the Group’s products over the period from the balance sheet date to the expiry date of the product. Estimated future sales are based on historical actual sales and a growth rate assumption which is derived from the average annual growth over the product life to date.

If actual unit sales growth rates differ from those estimated by management, both the level of provision against existing inventory and the rates of provision applied to inventory in future periods would need to be revised.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

5. Operating segments

Products and services from which reportable segments derive their revenues

The Directors consider that there is only one core business activity and there are no separately identifiable business segments which are engaged in providing individual products or services or a group of related products and services which are subject to separate risks and returns. The information reported to the Group’s Chief Executive Officer, who is considered the chief operating decision maker, for the purposes of resource allocation and assessment of performance is based wholly on the overall activities of the Group. The Group has therefore determined that it has only one reportable segment, which is ‘sales of antibodies and related products’. The Group’s revenue and assets for this one reportable segment can be determined by reference to the Group’s income statement and balance sheet.

The Group has no individual product or customer which contributes more than 10% of its revenues.

Geographical information

Revenues are attributed to regions based primarily on customers’ location. Historically, the Group has reported its revenues by country, however, in order to align to the manner in which the Group now reports its geographical splits internally, revenues are now presented more regionally, but with China and Japan still reported as countries to reflect the manner in which these are managed and reported. Comparative figures have been re-presented accordingly. The Group’s revenue from external customers and information about its non-current segment assets (excluding deferred tax) is set out below:

	Revenue		Non-current assets
	Year ended 30 June 2020	Year ended 30 June 2019	As at 30 June 2020	As at 30 June 2019
	£m	£m	£m	£m
The Americas	112.4	117.5	224.8	169.9
EMEA	69.3	67.1	224.4	91.6
China	39.5	39.9	0.6	3.8
Japan	18.8	16.9	7.4	0.1
Rest of Asia Pacific	20.0	18.5	61.7	0.1

	260.0	259.9	518.9	265.5

Revenue by type is shown below:

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Catalogue revenue	243.1	242.8
Custom products and services	6.3	5.4
IVD	4.7	6.9
Royalties and licenses	5.9	4.8

Custom products and licensing	16.9	17.1

Total reported revenue	260.0	259.9

Because all custom products and services projects within a contract had an original expected duration of one year or less, the Group has taken advantage of the exemption not to disclose outstanding amounts in respect of uncompleted contracts.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

5. Operating segments continued

The information reported to the Group’s Chief Executive Officer, who as described above is considered the chief operating decision maker, includes a number of measures which are considered non-IFRS financial information and a key such measure is adjusted operating profit which comprises operating profit before exceptional items and amortization of acquisition intangibles.

The following table presents the reconciliation of this measure to profit for the year:

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Profit for the year		12.5	45.0
Tax		(4.1)	11.4
Finance income		(0.7)	(0.6)
Finance costs		2.8	0.3

Operating profit		10.5	56.1
Exceptional items and amortization of acquisition intangibles	7	34.0	27.5

		44.5	83.6

6. Operating profit

Operating profit for the year is stated after charging/(crediting):

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Cost of inventories recognized as an expense	56.2	59.3
Write down of inventories recognised as an expense	2.8	1.4
R&D expenditure (excluding UK tax credits)	24.9	16.9
UK R&D tax credits	(1.5)	(1.9)
Movements arising on financial instruments at fair value through profit or loss	—	0.4
Other net foreign exchange differences (including cash flow hedge movements reclassified from other comprehensive income)	(0.6)	(0.1)

Auditor’s remuneration comprised the following:

	Year ended 30 June 2020 £000	Year ended 30 June 2019 £000
Audit services—Group and parent company	279	178
—Assurance services in respect of controls work for US compliance	200	—
—subsidiary companies pursuant to legislation	8	8

Total audit fees	487	186
Audit related assurance services—interim review	22	22
—services in respect of the Group’s prospective US Listing	76	—
Other services	1	1

Total auditor remuneration	586	209

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

6. Operating profit continued

Fees in respect of controls work for US compliance relate to additional controls work required to comply with the US Public Company Accounting Oversight Board (PCAOB) in preparation for a secondary listing in the US.

Audit related assurance services in respect of the Group’s prospective secondary listing in the US relate to preparatory work on documents which will be required for the US Securities and Exchange Commission (SEC) where further fees are expected to be incurred in the year ending 30 June 2021 reflecting the timing of when the listing is expected to occur.

7. Exceptional items and amortization of acquisition intangibles

		Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Included within selling, general and administrative expenses		(13.1)	(23.2)
Included within research and development costs		(20.9)	(4.3)

Affecting operating profit and profit before tax		(34.0)	(27.5)

Analyzed as:
Impairment of intangible assets	(i)	(14.9)	(12.8)
System and process improvement costs	(ii)	(4.3)	(4.5)
Acquisition costs	(iii)	(4.1)	—
Integration and reorganization costs	(iv)	(2.1)	(3.7)
Amortization of acquisition intangibles	(v)	(8.6)	(6.5)

Affecting operating profit and profit before tax		(34.0)	(27.5)

Tax effect of adjusting items		7.2	5.3
Credit arising from patent box claims	(vi)	4.6	—
Net tax effect of new US tax legislation		—	(0.2)

Affecting tax		11.8	5.1

Total		(22.2)	(22.4)

(i)

Comprises the full impairment of the acquisition intangible in respect of AxioMx in Vitro monoclonal antibody production technology and subsequent post acquisition expenditure capitalized. This has arisen following an appraisal of the ability to utilise at scale this technology whereby although technical feasibility remains valid, the challenges to realise material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. The impairment charge is included within research and development expenses. The appraisal in respect of this technology was part of a wider review and appraisal of all acquisition intangible assets which were considered for any potential indicators of impairment, such as any underperformance against previous forecasts. In respect of the Firefly BioWorks Multiplex and assay technology, although the target set out in the prior year had been exceeded, this was by a relatively small margin and as a result, further scrutiny was applied to acknowledge this. A value in use (VIU) assessment was performed and it was concluded that with a surplus of VIU over the carrying value representing 77% of the carrying value, that no impairment was present. However, achieving the forecasts is important in maintaining this surplus and in considering in particular the high growth in revenues assumed, to the extent that actual results adversely differ from this, this could cause the VIU to fall below the carrying value. An assessment of acquisition intangible assets of Applied StemCell which was acquired during the year are set out in note 29 (2018/19: The strategic ERP project is a complex, multi year

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

7. Exceptional items and amortization of acquisition intangibles continued

global business transformation with numerous phases extending across multiple Group functions. Following achievement of an implementation milestone in April 2019, a review was undertaken of historical expenditure incurred to that point on outstanding modules to assess whether each element remained appropriate to the business’s needs. Following the review, it was concluded that as a result of changes in the scope and nature of the programme and the corresponding usability of historical work performed, software assets of £12.8m were impaired. The charge was included within selling, general and administrative expenses).
(ii)	Comprises costs of the strategic ERP implementation which do not qualify for capitalisation. Such costs are included within selling, general and administrative expenses.
(iii)

Comprises legal and other professional fees associated with the acquisition of Expedeon as well as agreed settlements of Expedeon employee incentive schemes. Such costs are included within selling, general and administrative expenses.

(iv)

Integration and reorganization costs relate partly to the integration of the acquired Expedeon business as described in note 29 (comprising mainly retention and severance costs as well as employee backfill costs for those involved in the integration and consultancy costs) and reorganization costs in respect of alignment of the Group’s operational structure and geographical footprint to its strategic goals (2018/19: Related to costs associated with major office fit outs, including the new Group headquarters, including dual running costs and depreciation prior to the building being occupied). Such costs are included within selling, general and administrative expenses.

(v)

£6.0m (2018/19: £4.3m) of amortization of acquisition intangibles is included within research and development expenses, with the remaining £2.6m (2018/19: £2.2m) included within selling, general and administrative expenses.

(vi)

Comprises a credit for historical periods in respect of the initial recognition of benefit from the lower rate of tax applied to profits on patented income under HMRC’s ‘patent box’ regime following successful registration of patents during the year.

8. Employees

The average monthly number of employees (including Executive Directors) was:

	Year ended 30 June 2020 number	Year ended 30 June 2019 number
Management, administrative, marketing and distribution	879	784
Laboratory	575	371

	1,454	1,155

Their aggregate remuneration comprised:

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Wages and salaries	69.5	56.0
Social security costs	7.1	6.8
Other pension costs	4.5	3.5
Share-based payments charge	9.3	6.5

Total staff costs	90.4	72.8

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

9. Finance income and costs

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Interest receivable	0.7	0.6

Finance income	0.7	0.6

Interest expense on lease liabilities*	(1.5)	—
Borrowing costs	(1.3)	(0.3)

Finance costs	(2.8)	(0.3)

Net finance (costs) / income	(2.1)	0.3

*	On 1 July 2019, the Group adopted IFRS 16: ‘Leases’ using the modified retrospective transition method and as a result, prior year comparative figures have not been restated.

10. Tax

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Current tax
Current income tax charge		4.8	9.7
Adjustment in respect of prior years		(0.9)	0.2

		3.9	9.9

Deferred tax
Origination and reversal of temporary differences		(9.1)	0.6
Adjustment in respect of prior years		0.9	1.1
Effect of tax rate change		0.2	(0.2)

	17	(8.0)	1.5

Total income tax (credit) / charge		(4.1)	11.4

The Group reported a net tax credit of £4.1m (2018/19: charge of £11.4m). This decrease was partially due to a reduction in profit before tax to £8.4m (2018/19: £56.4m) and also from a credit of £6.0m representing the initial recognition ‘patent box’ benefit where a lower rate of tax is applied to profits on patented income and also includes a historical element of £4.6m for years 2016 to 2019 which is shown within exceptional items. Tax on exceptional items and amortization of acquisition intangibles also have a beneficial effect of £11.8m on the tax charge.

The UK corporation tax rate for the year was 19.0% (2018/19: 19.0%). Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

In line with Finance Act 2016, from April 2020, the UK corporate tax rate was to reduce to 17.0%. The Government announced in the Budget on 11 March 2020, that the rate applicable from 1 April 2020 would remain at 19.0% rather than reduce to 17.0% and this was enacted on 17 March 2020. This 19% rate has been applied in the deferred tax valuations based on the expected timing of when such assets and liabilities will be recovered.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

10. Tax continued

The charge for the year can be reconciled to the profit per the income statement as follows:

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Profit before tax	8.4	56.4

Tax at the UK corporation tax rate of 19.0% (2018/19: 19.0%)	1.6	10.7
Adjustment in respect of overseas tax rates	(1.3)	1.4
Adjustments in respect of prior years	—	1.3
Effect of ‘patent box’ benefit	(6.0)	—
Tax effect of non-taxable income	1.4	(0.9)
Relief in relation to overseas entities	—	(0.3)
Overseas R&D tax credit uplift	(0.5)	(0.6)
Overseas withholding tax	0.5	—
Effect of tax rate change on deferred tax balances	0.2	(0.2)

Tax (credit) / expense for the year	(4.1)	11.4

11. Earnings per share

The calculations of earnings per ordinary share (EPS) are based on profit after tax and the weighted number of shares in issue during the year.

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Earnings
Profit for the year		12.5	45.0

		Million	Million

Number of shares Weighted average number of ordinary shares in issue		208.0	205.4
Less ordinary shares held by Equiniti Share Plan Trustees Limited		(0.4)	(0.5)

Weighted average number of ordinary shares for the purposes of basic EPS		207.6	204.9
Effect of potentially dilutive ordinary shares—share options and awards		2.0	1.8

Weighted average number of ordinary shares for the purposes of diluted EPS		209.6	206.7

Basic EPS is calculated by dividing the profit after tax by the weighted average number of shares outstanding during the year. Diluted EPS is calculated on the same basis as basic EPS but with a further adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

11. Earnings per share continued

during the year and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the year.

	Year ended 30 June 2020	Year ended 30 June 2019
Basic EPS	6.0p	22.0p
Diluted EPS	6.0p	21.8p
Adjusted basic EPS	16.7p	32.9p
Adjusted diluted EPS	16.6p	32.6p

12. Goodwill

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Cost and carrying amount
At beginning of year		120.9	114.2
Additions	29	66.1	2.8
Exchange differences		5.8	3.9

At end of year		192.8	120.9

Goodwill is converted at the exchange rate on the date of acquisition and retranslated at the balance sheet date.

Goodwill acquired in a business combination is allocated at acquisition to the Cash Generating Unit (CGU) which is expected to benefit from that business combination. The Directors consider there to be one CGU as acquisitions are integrated into the Group’s operations and product portfolio (as described in note 5).

Goodwill is subject to an annual impairment review or more frequently if there are any indications that goodwill might be impaired. The reviews are carried out using the following criteria:

•	The recoverable amount of the CGU is determined from value in use (VIU) calculations;

•	The VIU is calculated by applying discounted cash flow modelling to management’s own projections covering a five year period;

•	Cash flows beyond the five year period are extrapolated using a long-term growth rate equivalent to the expected inflationary increases of the economies in which the Group predominantly trades.

The key assumptions considered most sensitive for the VIU calculations are:

•	The Directors’ five year projections;

•	The growth rate after five years; and

•	The pre-tax adjusted discount rate.

The Directors have projected cash flows based on strategic financial forecasts over a period of five years and take account of relative performance of competitors, knowledge of the current market, together with the Directors’ views on the future achievable growth in market share and the impact of growth initiatives.

A growth rate of 2.3% has been used in the extrapolation of cash flows beyond the five years and has been based on third party long-term growth rate forecasts which are based on GDP growth rates.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

12. Goodwill continued

A pre-tax discount rate of 6.9% has been estimated using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU.

Based on the results of this analysis, management is satisfied that the recoverable amount of goodwill exceeds its carrying amount.

Management has performed a sensitivity analysis on each of the key base case assumptions mentioned above. Due to the significant headroom which exists between the recoverable amount and the carrying value, the Directors have concluded that there are no reasonable possible changes in any of these key assumptions which would cause the goodwill to exceed its VIU.

13. Intangible assets

	Acquisition intangibles
	Customer relationships and distribution rights £m	Patents, technology and know-how £m	Licence fees £m	Trade names £m	Sub-total £m	Software £m	Internally developed technology £m	Total £m
Cost
At 1 July 2018	7.3	65.6	15.5	2.5	90.9	45.3	19.7	155.9
Additions	—	0.6	—	—	0.6	13.4	8.0	22.0
Disposals	(0.6)	—	—	—	(0.6)	(6.9)	—	(7.5)
Exchange differences	0.2	2.3	0.2	0.1	2.8	—	0.2	3.0

At 30 June 2019	6.9	68.5	15.7	2.6	93.7	51.8	27.9	173.4
Additions	—	—	—	—	—	15.0	9.0	24.0
Acquisition	1.8	48.0	0.4	1.1	51.3	0.1	—	51.4
Exchange differences	0.2	3.5	0.2	0.1	4.0	—	0.2	4.2

At 30 June 2020	8.9	120.0	16.3	3.8	149.0	66.9	37.1	253.0

Accumulated amortization
At 1 July 2018	4.8	17.9	4.7	1.9	29.3	13.0	7.3	49.6
Charge for the year	0.8	4.2	1.2	0.3	6.5	1.9	2.2	10.6
Impairment	—	—	—	—	—	12.8	—	12.8
Disposals	(0.6)	—	—	—	(0.6)	(6.9)	—	(7.5)
Exchange differences	0.1	0.8	0.1	0.1	1.1	—	0.1	1.2

At 30 June 2019	5.1	22.9	6.0	2.3	36.3	20.8	9.6	66.7
Charge for the year	0.8	6.3	1.2	0.3	8.6	4.2	3.1	15.9
Impairment	—	14.7	—	—	14.7	—	0.2	14.9
Exchange differences	0.1	0.8	0.1	0.1	1.1	—	—	1.1

At 30 June 2020	6.0	44.7	7.3	2.7	60.7	25.0	12.9	98.6

Carrying amount
At 30 June 2019	1.8	45.6	9.7	0.3	57.4	31.0	18.3	106.7

At 30 June 2020	2.9	75.3	9.0	1.1	88.3	41.9	24.2	154.4

Included in carrying amount—Assets under construction
At 30 June 2019	—	—	—	—	—	14.7	3.9	18.6

At 30 June 2020	—	—	—	—	—	28.7	7.2	35.9

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

13. Intangible assets continued

Amortization of £8.2m (2018/19: £6.2m) is included within Research and development expenses and £7.7m (2018/19: £4.4m) is included within Selling, general and administrative expenses.

A full impairment has been made of the acquisition intangible in respect of AxioMx in Vitro monoclonal antibody production technology and subsequent post acquisition expenditure. This has arisen following an appraisal of the ability to utilise at scale this technology whereby although technical feasibility remains valid, the challenges to realise material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. This expense is included within Research and development expenses. (2019: following achievement of a milestone in April 2019, the ERP implementation project, a review was undertaken of historical expenditure incurred to that date on outstanding modules included within software. It was concluded that as a result of changes in the scope and nature of the programme, assets of £12.8m were impaired. This expense was included within Selling, general and administrative expenses.). Further information is shown in note 7.

Capital commitments at 30 June 2020 amounted to £4.1m (2019: £nil).

Individually material intangible assets

The Group’s new ERP system is considered to be an individually material intangible asset. £11.3m is included within software which is being amortised over a five year period with a remaining amortization period of four years with the remainder shown as software assets under construction.

Patents, technology and know-how and Licence fees includes amounts which are considered individually material to the financial statements and are set out as follows:

	Carrying amount £m	Remaining amortization period Years
Expedeon CaptSure technology	28.5	15
Expedeon antibody labelling and conjugation technology	20.8	15
Epitomics RabMAb® technology	12.6	6
Firefly BioWorks Multiplex and assay technology	14.7	9
Roche licence agreement	7.9	8

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

14. Property, plant and equipment

	Laboratory equipment £m	Office fixtures, fittings and other equipment £m	Cell line assets £m	Leasehold improvements £m	Total £m
Cost
At 1 July 2018	16.0	13.5	—	15.2	44.7
Additions	7.2	4.7	—	4.9	16.8
Disposals	(0.4)	(3.3)	—	—	(3.7)
Exchange differences	0.2	0.2	—	—	0.4

As 30 June 2019	23.0	15.1	—	20.1	58.2
Additions	7.0	1.3	4.2	—	12.5
Acquisitions	0.3	0.1	—	0.2	0.6
Reclassification*	(1.4)	—	1.4	—	—
Disposals	—	(1.4)	—	—	(1.4)
Exchange differences	0.4	0.4	—	—	0.8

At 30 June 2020	29.3	15.5	5.6	20.3	70.7

Accumulated depreciation
At 1 July 2018	10.4	9.2	—	—	19.6
Charge for the year	2.4	2.0	—	0.4	4.8
Disposals	(0.4)	(3.3)	—	—	(3.7)
Exchange differences	0.2	0.2	—	—	0.4

At 30 June 2019	12.6	8.1	—	0.4	21.1
Charge for the year	3.4	2.6	0.3	1.0	7.3
Disposals	—	(1.4)	—	—	(1.4)
Exchange differences	0.1	0.2	—	0.1	0.4

At 30 June 2020	16.1	9.5	0.3	1.5	27.4

Net book value
At 30 June 2019	10.4	7.0	—	19.7	37.1

At 30 June 2020	13.2	6.0	5.3	18.8	43.3

Included in net book value—Assets under construction
At 30 June 2019	—	—	—	—	—

At 30 June 2020	—	—	1.2	—	1.2

*

Cell line assets were previously categorised within Laboratory equipment. Following the addition during the year of £4.2m of cell line assets, these assets are now separately disclosed owing to scale of the balance.

Capital commitments at 30 June 2020 amounted to £1.8m (2019: £nil).

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

15. Leases

Right of use assets

	Land and Buildings £m	Other £m	Total £m
Cost
At 1 July 2019	—	—	—
IFRS 16 transition adjustment	70.6	0.2	70.8
Additions	58.7	—	58.7
Disposals and other adjustments	(2.3)	—	(2.3)
Exchange differences	0.9	—	0.9

At 30 June 2020	127.9	0.2	128.1

Accumulated amortization
At 1 July 2019	—	—	—
Charge for the year	6.6	0.1	6.7

At 30 June 2020	6.6	0.1	6.7

Carrying amount
At 30 June 2020	121.3	0.1	121.4

Lease liabilities

Maturity analysis of lease liabilities:

	Lease payments £m	Finance charges £m	Present value of lease liability £m
Amounts falling due within
One year	9.4	(2.1)	7.3
Between one and five years	31.9	(5.0)	26.9
Later than five years	101.9	(8.3)	93.6

	143.2	(15.4)	127.8

The interest expense incurred on lease liabilities included within finance costs was £1.5m and income recognised from subleases was £0.8m. The lease expense relating to short term leases and low value assets (that are not shown in the tables above) was £0.3m. Cash outflows in respect of right of use assets were £7.7m.

The reconciliation between operating lease commitments previously reported for the year ended 30 June 2019, discounted at the Group’s incremental borrowing rate, and the lease liabilities recognized in the balance sheet on initial application of IFRS 16 is as follows:

£m
Commitments disclosed at 30 June 2019	83.6
Non lease commitments	(4.4)
Effect of discounting at incremental borrowing rate	(8.9)
Extension options reasonably certain to be taken	2.5
Lease incentives	3.4

Lease liability recognised at 1 July 2019	76.2

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

16. Investments

	30 June 2020	30 June 2019
	£m	£m
Investments	7.0	0.8

The movement in the year comprises £4.0m in respect of the revaluation of investments to fair market value as described in note 3 and additions of £2.2m which were mainly in respect of a 13% stake in Brickbio, Inc. a company specializing in site-specific protein modification with a proprietary platform for introducing conjugation-ready sites into antibodies and other proteins in both mammalian and bacterial expression systems.

17. Deferred tax assets and liabilities

	Accelerated capital allowances £m	Cash flow hedges £m	Share -based payments £m	Acquired intangible assets £m	Losses £m	Other temporary differences £m	Total £m
At 30 June 2018	(0.8)	—	3.6	(13.2)	1.4	3.4	(5.6)
(Charge)/credit to income	(3.3)	—	0.3	1.4	(0.3)	0.4	(1.5)
Credit to equity	—	0.3	0.1	—	—	—	0.4
Exchange differences	—	—	—	(0.6)	0.2	—	(0.4)

At 30 June 2019	(4.1)	0.3	4.0	(12.4)	1.3	3.8	(7.1)
(Charge)/credit to income	(4.6)	—	2.0	5.6	4.0	1.0	8.0
Credit to equity	—	(0.1)	(1.8)	—	—	(1.4)	(3.3)
Reclassification	(0.5)	—	—	—	—	0.5	—
Arising on acquisition	—	—	—	(12.0)	—	—	(12.0)
Exchange differences	—	—	—	(0.7)	—	0.1	(0.6)

At 30 June 2020	(9.2)	0.2	4.2	(19.5)	5.3	4.0	(15.0)

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so.

Deferred tax balances are comprised as follows:

	30 June 2020	30 June 2019
	£m	£m
Deferred tax assets to be recovered
Within 12 months	10.1	6.9
After more than 12 months	3.6	2.5

	13.7	9.4

Deferred tax liabilities to be recovered
Within 12 months	(3.5)	(1.4)
After more than 12 months	(25.2)	(15.1)

	(28.7)	(16.5)

Deferred tax liabilities (net)	(15.0)	(7.1)

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability or asset is expected to be realised based on rates enacted or substantively enacted by the reporting date.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

18. Inventories

	30 June 2020	30 June 2019
	£m	£m
Raw materials	8.0	5.7
Work in progress	4.5	3.1
Finished goods and goods for resale	28.2	27.2

	40.7	36.0

Inventories are stated net of provision for slow moving or defective inventory of £12.5m (2019: £11.2m). Cost of inventories recognized as an expense and write down of inventories recognized as an expense (and which are included as part of cost of sales) are set out in note 6.

19. Trade and other receivables

	30 June 2020	30 June 2019
	£m	£m
Amounts receivable for the sale of goods and services	31.7	29.4
Less provision for bad and doubtful debts	(0.3)	(0.1)

	31.4	29.3
Other receivables	8.3	9.4
Prepayments	4.7	4.4

	44.4	43.1

Ageing of trade receivables:

	30 June 2020			30 June 2019
	Gross	Provision	Net	Gross	Provision	Net
	£m	£m	£m	£m	£m	£m
Not past due	21.2	—	21.2	23.0	—	23.0
Past due
0 to 30 days	4.4	—	4.4	3.8	—	3.8
30 to 60 days	1.0	—	1.0	1.3	—	1.3
More than 60 days	5.1	(0.3)	4.8	1.3	(0.1)	1.2

	10.5	(0.3)	10.2	6.4	(0.1)	6.3

	31.7	(0.3)	31.4	29.4	(0.1)	29.3

Movement in provision for bad and doubtful debts

	30 June 2020	30 June 2019
	£m	£m
Balance at beginning of year	(0.1)	(0.1)
Impairment losses recognised in the income statement	(0.2)	—

Balance at end of year	(0.3)	(0.1)

The average credit period taken for sales is 41 days (2019: 35 days). Trade and other receivables are non-interest bearing and generally on terms between 30 to 90 days. Trade receivables are provided for based on

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

19. Trade and other receivables continued

estimated irrecoverable amounts determined either by specific circumstances or by reference to historical default experience as described in note 2.

The Group does not hold any collateral or other credit enhancements over its trade receivables, nor do they have a legal right to offset against any amounts owed to the counterparty.

The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

20. Derivative financial instruments

30 June 2020

	Current		Non-current	Total
	Asset	Liability	Liability
	£m	£m	£m	£m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	—	(0.4)	—	(0.4)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	—	(0.8)	—	(0.8)

	—	(1.2)	—	(1.2)

30 June 2019

	Current		Non-current	Total
	Asset	Liability	Liability
	£m	£m	£m	£m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	—	(0.4)	—	(0.4)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	0.2	(1.6)	(0.1)	(1.5)

	0.2	(2.0)	(0.1)	(1.9)

Further details of derivative financial instruments are provided in note 26

21. Trade and other payables

	30 June 2020	30 June 2019
	£m	£m
Amounts falling due within one year
Trade payables	9.4	7.0
Accruals and deferred income	30.9	31.7
Other taxes and social security	1.0	1.0
Other payables	2.5	2.1

	43.8	41.8

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

21. Trade and other payables continued

At 30 June 2020, the Group had an average of 34 days of purchases (30 June 2019: 28 days) outstanding in trade payables (excluding accruals and deferred income). The Group has financial risk management policies in place to ensure that all payables are paid within the credit timetable. The Directors consider that the carrying amount of trade and other payables approximates to their fair value.

Deferred income includes contract liabilities of £4.4m (2019: £4.0m) which represent consideration received for performance obligations not yet satisfied, in delivering products or services to customers. All deferred income is to be recognised within the next financial year.

Other payables includes £0.2m (2019: £0.7m) of deferred consideration payable on acquisitions.

22.	Borrowings

	30 June 2020	30 June 2019
	£m	£m
Amounts falling due within one year
Loan	(106.4)	—

The loan comprises drawings on the Group’s three year £200m Revolving Credit Facility (RCF) which was entered into in February 2019 and is shown net of unamortised facility arrangement fees. The RCF has a £100m accordion option which may be requested with prior notice at any time up to six months of the termination date. The initial term of this RCF has two extension options of one year each. The interest rate is the aggregate of a margin, which varies from 0.75% to 1.45% dependent on a debt cover ratio, over LIBOR or, in relation to any borrowing in Euro, EURIBOR, or in relation to any non-LIBOR currency, the benchmark rate for that currency. A non-utilization fee is payable for any amounts available but undrawn and a utilization fee is also payable for amounts drawn. Borrowings under this facility are unsecured.

During the year, drawings on the RCF comprised an initial amount of €120.0m (£103.4m) to fund the purchase of Expedeon (as set out in note 29). In February 2020, a partial repayment amounting to £20.0m was made and the remaining borrowings redenominated into Sterling, leaving an outstanding balance of £82.0m. In March 2020, a subsequent drawing of £25.0m was made in order to provide operational flexibility in light of the COVID-19 pandemic bringing amounts drawn to £107.0m. The maximum amount drawn under the RCF during the year was £107.0m.

23. Share capital and reserves

Share capital

	30 June 2020 £m	30 June 2019 £m
Authorised, issued and fully paid:
216,173,277 (2019: 205,671,564) ordinary shares of 0.2 pence each	0.4	0.4

The Company has one class of ordinary shares which carries no right to fixed income.

On 9 April 2020, the Company issued 10,000,000 new ordinary shares of 0.2 pence each to Durable Capital Partners LP at an issue price of £11.00 per share, raising £110.0m. Other share capital issued during the year arose from the exercise of share options and the issue of shares to the Equiniti Share Plan Trustees Limited.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

23. Share capital and reserves continued

Other reserves

Merger reserve

Comprises the premium on shares issued as consideration for acquisitions where conditions for merger relief have been satisfied.

Own shares

Represents shares in the Company held by the Equiniti Share Plan Trustees Limited. These shares are held in order to satisfy the Free Shares and Matching Shares elements of the SIP, further details of which are set out in note 26.

	30 June 2020		30 June 2019
	Nominal value £’000	Number	Nominal value £’000	Number
Own shares	1	434,268	1	484,811

Translation reserve

Represents exchange differences on translation of overseas operations.

Hedging reserve

Comprises gains and losses recognised on cash flow hedges and the associated deferred tax assets.

24.	Dividends

	Year ended 30 June 2020	Year ended 30 June 2019
	£m	£m
Amounts recognised as distributions to the equity shareholders in the year:
Final dividend for the year ended 30 June 2018 of 8.58 pence per share	—	17.6
Interim dividend for the year ended 30 June 2019 of 3.55 pence per share	—	7.3
Final dividend for the year ended 30 June 2019 of 8.58 pence per share	17.7	—
Interim dividend for the year ended 30 June 2020 of 3.55 pence per share	7.3	—

Total distributions to owners of the parent in the period	25.0	24.9

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

25. Notes to the cash flow statement

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Operating profit		10.5	56.1
Adjustments for:
Depreciation of property, plant and equipment	14	7.3	4.8
Depreciation of right of use assets	15	6.7	—
Amortization of intangible assets	13	15.9	10.6
Impairment of intangible assets	13	14.9	12.8
Derivative financial instruments at fair value through profit or loss	6	—	0.4
Research and development expenditure credit	6	(1.5)	(1.9)
Share-based payments charge	27	9.3	6.5
Unrealised currency translation gains		(1.7)	(1.1)

Operating cash flows before movements in working capital		61.4	88.2
Increase in inventories		(1.1)	(6.1)
Decrease / (increase) in receivables		2.7	(6.1)
Increase in payables		2.4	7.7

Cash generated from operations		65.4	83.7

Analysis of changes in net cash / (debt)

		At 1 July 2019 £m	IFRS 16 implement -ation £m	Additions to leases £m	Cash flow £m	Foreign exchange and other non-cash movements £m	At 30 June 2020 £m
Cash and cash equivalents		81.7	—	—	99.5	0.7	187.3
Lease liabilities	*	—	(76.2)	(58.6)	7.7	(0.7)	(127.8)
Borrowings	*	—	—	—	(107.0)	0.6	(106.4)

Net cash / (debt)		81.7	(76.2)	(58.6)	0.2	0.6	(46.9)

Total financial liabilities included within net debt comprise those items marked * and amount to £234.2m (2019: £nil).

Liabilities arising from financing activities comprise the Group’s RCF (as set out in note 22) and lease liabilities (as set out in note 15).

26. Financial instruments

Capital risk management

The capital structure of the Group comprises of cash and cash equivalents, a Revolving Credit Facility of £200m (with a £100m additional accordion option and an initial term of three years which was entered into in February 2019) and total equity attributable to the owners of the parent. The Group maintains a capital structure with the following objectives:

–	to protect the ability of the Group to continue as a going concern and maintain sufficient available resources as protection for unforeseen events;

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

26. Financial instruments continued

–	to provide flexibility of resource for strategic growth and investment where opportunities arise; and

–	to provide reasonable returns to shareholders whilst maintaining a limited level of risk.

As part of achieving these objectives the Group identifies the principal financial risk exposures that are created by the Group’s financial instruments and monitors them on a regular basis. These are considered to be foreign currency risk (a component of market risk), credit risk and liquidity risk.

Where appropriate the Group uses financial derivatives to help mitigate the key risks, the use of which is governed by the Group’s policies approved by the Board of Directors. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Foreign currency risk

This is the risk that a change in currency rates causes an adverse impact on the Group’s performance or financial position.

The Group has transactions denominated in various currencies with the principal currency exposure being fluctuations in US Dollars (USD), Euros, Japanese Yen and Chinese Renminbi (RMB). Collectively these currencies make up approximately 90% of the Group’s revenue and cash inflows. Whilst a large portion of the manufacturing and research and development costs are USD and RMB, giving a natural offset against the currency inflows, the majority of administration costs remain as Sterling leaving an overall net currency inflow in the Group’s cash flows.

This remaining currency exposure is centrally managed with the objective being to secure a level of certainty of Sterling value for up to 90% of the future net exposure based on forecast cash flows expected to occur up to 18 months ahead. The Group uses forward currency contracts to achieve this objective and applies hedge accounting where applicable. Foreign currency forward contracts are valued using quoted forward exchange rates and yield curves matching maturities of the contracts.

The Group’s open forward currency contracts and their maturity profile as at the year end is as follows:

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

26. Financial instruments continued

Outstanding contracts	30 June 2020 Average rate	30 June 2020 Foreign currency million	30 June 2019 Average rate	30 June 2019 Foreign currency million
Sell US Dollars
Less than 3 months	1.29	$3.1	1.34	$8.9
3 to 6 months	1.31	$2.0	1.32	$11.5
7 to 12 months	1.24	$0.1	1.33	$8.3
13 to 18 months	—	—	—	—

	1.30	$5.2	1.33	$28.7

Sell Euros
Less than 3 months	1.14	€8.1	1.11	€11.8
3 to 6 months	1.15	€6.5	1.11	€13.2
7 to 12 months	1.12	€3.4	1.11	€17.4
13 to 18 months	—	—	1.14	€1.4

	1.14	€18.0	1.11	€43.8

Sell Yen
Less than 3 months	139.13	¥373.4	145.26	¥430.7
3 to 6 months	138.02	¥219.4	143.23	¥484.8
7 to 12 months	135.36	¥268.7	141.58	¥954.5
13 to 18 months	131.73	¥6.4	141.99	¥241.0

	137.60	¥867.9	142.74	¥2,111.0

Sell Chinese Renminbi
Less than 3 months	9.11	¥19.4	8.91	¥34.1
3 to 6 months	8.99	¥7.5	8.96	¥27.0
7 to 12 months	8.90	¥6.0	9.02	¥54.6

	9.05	¥32.9	8.97	¥115.7

At 30 June 2020, the fair value of contracts held as cash flow hedges is a liability of £0.8m (2019: net liability of £1.5m).

The movement recognised in other comprehensive income in the period:

	30 June 2020	30 June 2019
Gain/(loss) in the year	0.7	(2.1)
Recycled to profit and loss	—	0.4

Gain/(loss) recognised in other comprehensive income	0.7	(1.7)

Currency risk sensitivity analysis

The following table shows the sensitivity of the Group’s financial instruments to changes in exchange rates by detailing the impact on profit and other comprehensive income of a 10% change in the Sterling exchange rate against the relevant foreign currencies.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

26. Financial instruments continued

10% represents management’s assessment of a reasonably possible change in foreign exchange rates over a 12 month period.

The sensitivity analysis below only includes financial instruments denominated in non-functional currency and forward currency contracts outstanding at the reporting date and represents the impact of an immediate change in Sterling against other currencies.

	US Dollar currency impact		Euro currency impact		Yen currency impact		RMB currency impact
	+10%	-10%	+10%	-10%	+10%	-10%	+10%	-10%
	£m	£m	£m	£m	£m	£m	£m	£m
30 June 2020
Income statement	0.3	(0.4)	1.0	(1.3)	0.4	(0.5)	0.2	(0.2)
Other comprehensive income	0.4	(0.5)	0.9	(1.2)	0.3	(0.4)	0.3	(0.4)

30 June 2019
Income statement	—	(0.2)	0.7	(0.8)	0.1	(0.5)	0.5	(0.7)
Other comprehensive income	1.2	(3.1)	2.8	(3.7)	0.6	(1.9)	0	(0.1)

The sensitivity analysis is limited to the year end exposure and therefore does not reflect the exposure and inherent risk during the year.

Liquidity risk

This is the risk that the Group will have insufficient funds available in the right currency to settle its obligations as they fall due.

The Group generates funds from operational activities in excess of its operational requirements and has substantial cash balances available for its current investment activities.

The Board reviews the funding requirement of the Group as part of the budgeting and long-term planning processes and considers as necessary alternative possible sources of funding where the requirement is not satisfied by the Group’s forecast operational cash generation.

The Group manages liquidity risk by maintaining an adequate level of easily accessible cash reserves, in a currency profile representative of the Group’s cost base and matching customer and supplier terms where possible. The Group also has access to daily currency trading facilities which provides the ability to convert currency within the agreed settlement limits as required.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

26. Financial instruments continued

The maturity profile of financial liabilities shown below represents the Group’s gross expected contractual cash flows.

	Less than 1 year	Between 2 and 5 years	Over five years	Total
	£m	£m	£m	£m
30 June 2020
Trade and other payables	33.8	—	—	33.8
Borrowings	107.0	—	—	107.0
Lease liabilities	9.3	32.0	101.9	143.2
Derivative financial instruments	30.8	—	—	30.8

	Less than six months	Between six months and one year	Over one year	Total
	£m	£m	£m	£m
30 June 2019
Trade and other payables	30.6	0.4	—	31.0
Derivative financial instruments	52.1	35.4	3.0	90.5

The Group holds sufficient funds to meet these commitments as they fall due.

Credit risk

This refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group.

The Group is exposed to credit risk on its financial assets; however, there is not deemed to be a significant exposure due to the nature of its customer base and the types of transaction that are undertaken.

Trade receivables consist of a large number of customers spread globally with the majority being in economically strong geographies. The Group’s customer base is predominantly government-funded institutions, pharmaceutical companies conducting research, and local distributors. The perceived risk of default is deemed to be low.

Further information on the Group’s trade receivable ageing and impairment can be found in note 19.

The Group generates significant levels of operational cash. Cash in excess of local operational requirements is remitted and managed centrally. Exposure to counterparty default risk is managed by limiting the concentration of funds and contracts held with individual financial institutions and ensuring funds are only placed with institutions or in products rated BBB- or above by Standard & Poor’s.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

26. Financial instruments continued

Categories of financial instruments

	Carrying and fair value
	30 June 2020	30 June 2019
	£m	£m
Financial instruments held at amortised cost
Trade receivables	31.4	29.3
Other receivables	3.9	2.5
Cash and cash equivalents	187.3	87.1
Trade and other payables	(33.8)	(31.0)
Borrowings	(107.0)	—
Lease liabilities	(127.8)	—

Financial instruments held at fair value
Derivative financial instruments	(1.2)	(1.9)
Investment	6.7	0.8

The Directors consider there to be no material difference between the carrying value and the fair value of the financial instruments classified as held at amortised cost. For the items classified as held at fair value, the fair value is recognised on the balance sheet as the carrying amount.

Financial instruments held at fair value

Financial instruments that are measured at fair value are classified using a fair value hierarchy that reflects the source of inputs used in deriving the fair value. The three classification levels are:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable market inputs).

The following table presents the Group’s assets and liabilities carried at fair value by valuation method.

30 June 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	—	—	—
Investment	4.8	—	1.9	6.7

	4.8	—	1.9	6.7

Liabilities
Derivative financial instruments	—	(1.2)	—	(1.2)

	—	(1.2)	—	(1.2)

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

26. Financial instruments continued

30 June 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	0.2	—	0.2
Investment	0.8	—	—	0.8

	0.8	0.2	—	1.0

Liabilities
Derivative financial instruments	—	(2.1)	—	(2.1)

	—	(2.1)	—	(2.1)

Level 2 derivative financial instruments comprise forward foreign exchange contracts. The fair value is remeasured on a monthly basis with reference to available forward market rates and comparative instrument pricing.

Level 3 investments comprise non-listed equity securities in respect of a 13% stake in Brickbio, Inc. The fair value is determined to be equal to the carrying amount of the investment and is reviewed periodically based on information available about the performance of the underlying business.

27. Share-based payments

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Expense arising from share-based payment transactions:
Included in Selling, general and administrative expenses	6.6	5.5
Included in Research and Development expenses	2.7	1.0

	9.3	6.5

Equity settled share-based payment expense	9.2	6.2
Cash settled share-based payment expense*	0.1	0.3

	9.3	6.5

*	The total liability as at 30 June 2020 was £0.3m (2019: £0.6m) of which less than £0.1m (2019: £nil) relates to options which have vested.

Equity settled share option schemes

The Group operates a number of share schemes for certain employees of the Group as follows:

•	2005 and 2015 Share Option Scheme (ISO/Unapproved) (SOS)

•	Company Share Option Plan 2009 (CSOP);

•	Long Term Incentive Plan (LTIP);

•	Annual bonus plan—deferred share award (DSA);

•	Share Incentive Plan (SIP);

•	Non-Executive Directors (NED) share award; and

•	2018 and 2019 Employee Share Scheme (AbShare);

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

27. Share-based payments continued

Options or conditional share grants under each scheme have been aggregated.

The vesting period ranges from one to four years. Options which remain unexercised after a period of 10 years from the date of grant expire. Options are forfeited if the employee leaves the Group before they vest, save where the employee is deemed to be a ‘good leaver’ in which case options awarded are pro-rated to the leaving date.

Discretionary awards

Share option plans: SOS and CSOP

	Year ended 30 June 2020		Year ended 30 June 2019
	Number	Weighted average exercise price pence	Number	Weighted average exercise price pence
Outstanding at beginning of year	947,948	640.1	1,386,655	644.3
Forfeited	(72,526)	1,259.1	(164,220)	866.6
Exercised	(174,150)	706.4	(274,487)	525.6

Outstanding at end of year	701,272	559.7	947,948	640.1

Number of options exercisable at end of year	519,442	661.7	281,438	536.7

Analysed by range of exercise price:	Grant year	Year ended 30 June 2020		Year ended 30 June 2019
		Number outstanding	Weighted average remaining contractual life	Number outstanding	Weighted average remaining contractual life
180.8p–464.0p	prior to 2016	197,901	3.4 years	256,955	4.3 years
598.0p	2016	111,033	5.3 years	155,327	6.3 years
851.0p	2017	161,372	6.3 years	214,798	7.4 years
1,020.0p	2018	230,966	7.3 years	320,868	8.4 years

		701,272	5.7 years	947,948	6.7 years

	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of options granted	—	—
Weighted average share price at date of exercise	1,329.2p	1,310.5p

Options issued under the SOS carry market-based performance conditions, whereby they will vest where the percentage growth in Abcam plc shares over the vesting period is equal or greater than the percentage growth of the FTSE AIM All-Share Index.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

27. Share-based payments continued

There were not any grants issued under the SOS in the years ended 30 June 2020 and 30 June 2019. The inputs into the Monte Carlo model for options issued during the prior year were as follows:

The volatility of the options is based on the average of standard deviations of historical daily continuous returns on Abcam plc shares, looking back over the same period as the expected life of the option. The dividend yield is based on Abcam plc’s actual dividend yield in the past. The risk-free rate is the yield on UK government gilts at each date of grant.

Share award plans: LTIP and DSA

	Year ended 30 June 2020	Year ended 30 June 2019
Outstanding at beginning of year	988,127	1,022,757
Granted	470,834	483,339
Forfeited	(121,127)	(141,797)
Exercised	(252,672)	(376,172)

Outstanding at end of year	1,085,162	988,127

Number of options exercisable at end of year	72,760	63,996

	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of awards granted	1,208.3p	1,245.1p
Weighted average share price at date of exercise	1,185.2p	1,304.4p
Weighted average remaining contractual life	3.3 years	4.3 years

Fair values of the awards with a performance condition based on non-market condition, for example EPS, are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current and prior year were as follows:

	Year ended 30 June 2020					Year ended 30 June 2019
	LTIP	LTIP	LTIP	LTIP	DSA	LTIP	DSA
	14 Nov 2019	9 March 2020	9 March 2020	9 March 2020	25 October 2019	7 Nov 2018	26 October 2018
Share price at grant (pence)	1,245.0	1.157.0	1,157.0	1,157.0	1,152.0	1,251.0	1,337.0
Expected volatility	30%	37%	35%	31%	30%	26%	24%
Contractual life (years)	3 years	1 years	2 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.82%	0.88%	0.88%	0.88%	0.88%	0.81%	0.81%
Risk-free interest rate	0.47%	0.17%	0.11%	0.09%	0.44%	0.91%	0.75%

The inputs to the Black-Scholes model, such as expected volatility, are based on the same calculation as those for the Monte Carlo simulation.

LTIP: All awards are subject to achievement of the performance conditions over a three year period and can be exercised over the following seven years. Save as permitted in the LTIP rules, awards lapse on an employee leaving the Company.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

27. Share-based payments continued

DSA: For those employees entitled to participate in the annual bonus plan, a portion of the bonus is awarded in the form of shares for which there is a compulsory holding period of two years and a requirement for continued employment before these fully vest to the employees (deferred shares). The number of deferred shares granted is dependent on certain performance criteria, comprising a one-year profit target and achievement of strategic and personal objectives.

All employee share schemes: AbShare, SIPs

AbShare

In Autumn 2018, the Company launched a new share scheme (AbShare) where all employees globally, excluding Executive Directors, are eligible to participate. Each employee who participates is required to contribute 5% of their salary spread across three years (therefore equating to 1.67% per annum). Upon vesting in November 2021, and subject to certain performance conditions being met, the funds contributed will be used as consideration for the issue of the predetermined number of shares to the employee with the Company issuing a further 10 shares for each share issued.

	Year ended 30 June 2020	Year ended 30 June 2019
Outstanding at beginning of year	1,564,167	—
Granted	348,425	1,694,429
Forfeited	(187,715)	(130,262)
Exercised	(1,694)	—

Outstanding at end of year	1,723,183	1,564,167

Number of options exercisable at end of year	—	—

	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of awards granted	1,137.8p	1,131.4p
Weighted average remaining contractual life	1.4 years	2.4 years

Fair values of the awards are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current year were as follows:

	Year ended 30 June 2020	Year ended 30 June 2019
Share price at grant (pence)	1,244.6	1,251.0
Expected volatility	34%	26%
Contractual life (years)	2 years	3 years
Expected dividend yield	0.82%	0.81%
Risk-free interest rate	0.52%	0.91%

The inputs to the Black-Scholes model, such as expected volatility, are based on the same calculation as those for other schemes.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

27. Share-based payments continued

SIP

Up until October 2018, all UK-based employees were eligible to participate in the SIP whereby employees could purchase shares in the Company. These shares are referred to as Partnership Shares and are held in trust on behalf of the employee. For every Partnership Share bought by the employee up to a limit of £1,800 per tax year the Company will give the employee one share (Matching Shares), provided the employee remains employed by the Company for a period of at least three years.

Employees must withdraw their shares from the plan upon leaving the Company and will not be entitled to the Matching Shares if they leave within three years of purchasing the Partnership Shares.

In addition to this, also up until October 2018, the Company also awarded shares to employees (Free Shares) with a value of up to £3,600 per tax year. There are no vesting conditions attached to the Free Shares, other than being continuously employed by the Company for three years from the date of grant.

The fair value of Matching Shares and Free Shares is determined as the market value of the shares at the date of grant. No valuation model is required to calculate the fair value of awards under the SIP. The fair value of an equity-based payment under the SIP is the face value of the award on the date of grant because the participants are entitled to receive the full value of the shares and there are no market-based performance conditions attached to the awards.

	Number of Free Shares		Number of Matching Shares
	Year ended 30 June 2020	Year ended 30 June 2019	Year ended 30 June 2020	Year ended 30 June 2019
Outstanding at beginning of year	351,187	447,841	88,539	115,928
Granted during year	—	—	—	7,323
Forfeited during year	(7,423)	(18,982)	(2,203)	(7,227)
Exercised during year	(41,741)	(77,672)	(8,802)	(27,485)

Outstanding at end of year	302,023	351,187	77,534	88,539

Exercisable at end of year	215,268	167,425	72,009	48,333

	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of options granted	—	1,042.0p

Other awards: NED share award

A component of the Non-Executive Directors’ remuneration is delivered as a fixed number of fully paid ordinary shares in the first open period following the announcement of annual results of the financial year to which the award relates.

28. Retirement benefit schemes

	Year ended 30 June 2020	Year ended 30 June 2019
	£m	£m
Total charge to income statement in respect of defined contribution schemes	4.5	3.5

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

28. Retirement benefit schemes continued

Defined contribution schemes

The UK-based employees of the Group have the option to join a defined contribution pension scheme managed by a third party pension provider. For each member the Company contributes a fixed percentage of salary to the scheme.

Employees of the Group’s subsidiaries in the US, Japan, China and Hong Kong are members of state-managed retirement benefit schemes. Depending on location, the subsidiaries are required to contribute a specified percentage of payroll costs to the retirement benefit schemes to fund the benefits.

As at 30 June 2020 contributions of £0.5m (2019: £0.3m) due in respect of the current reporting period had not been paid over to the schemes.

29. Business combinations

Year ended 30 June 2020

The Group made a number of acquisitions during the year. Had all of the acquisitions been completed and consolidated on 1 July 2019, the Group revenue would have been £265.6m, the profit before tax would have been £7.5m and the adjusted profit before tax would have been £45.2m. Acquisitions are set out below.

Expedeon

On 1 January 2020, the Group acquired 100% of the share capital of Expedeon Holdings Limited, including certain subsidiaries and certain other assets from Expedeon AG. This represented the proteomics and immunology business of Expedeon and was for total cash consideration of €122.5m (£104.2m) and acquisition expenses of £4.1m which are described in note 7.

This acquisition accelerates Abcam’s ambitions within the complementary antibody conjugation and labelling market and provides opportunities to combine technologies to create new value adding products to support customer needs.

The provisional fair value of identifiable assets acquired was as follows:

£m
Non-current assets
Intangible assets	47.7
Other non-current assets	0.8
Net current assets	5.9
Non-current liabilities
Deferred tax on intangibles	(11.9)

Total identifiable assets acquired	42.5
Goodwill	61.7

Total consideration	104.2

£m
Net cash outflow on acquisition
Consideration paid in cash	104.2
Acquired cash and cash equivalents	(2.3)

101.9

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

29. Business combinations continued

Other net current assets comprised inventory of £2.8m, cash of £2.3m, trade and other receivables of £1.9m and trade payables of £1.1m. The goodwill recognized is attributable to the expertise of the assembled workforce, potential future relationships with customers and potential new technology.

Since the date of acquisition to 30 June 2020 the acquisition contributed £5.9m to the Group’s revenue and a profit before tax of £0.3m. The effect on adjusted profit before tax was £2.0m which is before taking into account the effects of the amortization of acquisition intangibles as described in note 7.

Gene editing and oncology business

On 30 January 2020, the Group acquired certain assets and employees comprising the gene editing and oncology business of Applied StemCell, Inc. (ASC) for a total cash consideration of US $ 9.4m (£7.1m).

Abcam intends to expand the ASC platform to become its discovery engine for developing novel edited cell lines, building upon its existing portfolio of knockout cell lines.

The provisional fair value of identifiable assets acquired was as follows:

£m
Non-current assets
Intangible assets	3.3
Current assets	0.2

Total identifiable assets acquired	3.5
Goodwill	3.6

Total consideration	7.1

£m
Cash outflow on acquisition
Consideration paid in cash	7.1

Other current assets comprised inventory of £0.2m. The goodwill recognised is attributable to the expertise of the assembled workforce and potential new technology.

Since the date of acquisition to 30 June 2020 the acquisition contributed £0.4m to the Group’s revenue and a profit before tax of £0.1m over the same period. The effect on adjusted profit before tax was £0.2m which is before taking into account the effects of the amortization of acquisition intangibles as described in note 7.

As also referenced in note 7, an appraisal of all acquisition intangible assets was undertaken for consideration of any potential indicators of impairment, for example, any underperformance against previous forecasts. The post acquisition results of the ASC were below those set out at the date of acquisition and accordingly, the recoverable amount of the acquisition intangible assets was assessed for impairment. The recoverable amount was determined by applying discounted cash flow modelling to management’s own projections, covering a five year period to determine a value in use (VIU). A growth rate of 2.3% was applied to extrapolate cash flows beyond the five year period out to the end of the assets’ expected useful economic lives and the cash flows were discounted at a pre-tax rate of 11%. Based on the results of this analysis, management is satisfied that the VIU exceeds the carrying value. However, the surplus of 17% of the VIU over the carrying value of the assets could be affected by a reasonably possible adverse change in the assumptions used in the cash flow projections where for example, a consistent 1% underperformance in revenues in each year of the five year

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

29. Business combinations continued

forecast, without recovery, would cause the surplus to erode to £nil and subsequently cause the VIU to be below the carrying value.

Marker Gene Technologies, Inc.

On 4 March 2020, the Group acquired 100% of the share capital of Marker Gene Technologies, Inc. (MGT) for total consideration of $2.2m (£1.7m), of which $0.3m (£0.2m) is deferred for 18 months from the acquisition date, $0.7m (£0.6m) in new ordinary shares and $1.2m (£0.9m) in cash.

MGT has expertise in the areas of biology, organic synthesis and fluorescence chemistry and the team is experienced in the creation of detection tools that enable enhanced understanding of biological processes. This acquisition brings additional proprietary assay development technologies and labelling capabilities.

The provisional fair value of identifiable assets acquired was as follows:

£m
Non-current assets
Intangible assets	0.4
Net current assets	0.6
Non-current liabilities
Deferred tax on intangibles	(0.1)

Total identifiable assets acquired	0.9
Goodwill	0.8

Total consideration	1.7

£m
Net cash outflow on acquisition
Consideration paid in cash	0.9
Acquired cash and cash equivalents	(0.3)

0.6

Net current assets comprised inventory of £0.3m, cash £0.3m trade receivables of £0.1m and trade payables of £0.1m. The goodwill recognised is attributable to the expertise of the assembled workforce.

Since the date of acquisition to 30 June 2020 the acquisition contributed £0.1m to the Group’s revenue and a profit before tax of £0.1m over the same period. The effect on adjusted profit before tax was also £0.1m.

Year ended 30 June 2019

On 24 January 2019, the Group completed the acquisition of 100% of the share capital of Calico Biolabs, Inc. (Calico), a developer of recombinant rabbit monoclonal antibodies for diagnostic and biopharmaceutical companies, for total cash consideration of $4.6m (£3.6m), of which $0.9m (£0.7m) was deferred for 12 months from the acquisition date and paid during the year ended 30 June 2020.

The acquisition strategically expanded Abcam’s leading position in rabbit monoclonal antibodies, bringing a small catalogue of ready-made antibodies for immunohistochemistry (IHC) applications in addition to custom development services.

Notes to the consolidated financial statements continued

For the years ended 30 June 2020 and 2019

29. Business combinations continued

The fair value of identifiable assets acquired was as follows:

£m
Non-current assets
Intangible assets	0.6
Net current assets	0.2

Total identifiable assets acquired	0.8
Goodwill	2.8

Total consideration	3.6

Net current assets comprised cash of £0.1m, trade receivables of £0.2m and trade payables of £0.1m. The goodwill recognised is attributable to the expertise of the assembled workforce.

Since the date of acquisition to 30 June 2019, the acquisition contributed £0.3m to the Group’s revenue and a loss before tax of £0.1m over the same period. The effect on adjusted profit before tax was also a loss of £0.1m. Had Calico been consolidated from 1 July 2018, Group revenues and profit before tax for the year ended 30 June 2019 would have been £260.5m and £56.0m, respectively.

30. Related party transactions

Remuneration of Directors and key management personnel

Key management personnel is comprised of the Non-Executive Directors, the Executive Directors and the Executive Leadership Team.

The Non-Executive Directors’ fees represent amounts received in cash and an element receivable in shares.

	Directors’ remuneration		Key management personnel (including Directors)
	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Short-term employee benefits and fees	1.6	1.6	4.3	4.3
Post-employment benefits	0.1	0.1	0.2	0.2
Share-based payments	1.8	1.6	2.3	2.1

	3.5	3.3	6.8	6.6

Directors’ transactions

During the year, the Group made purchases from companies related to Directors of £nil (2018/19: less than £0.1m) of which the balance outstanding at 30 June 2020 was £nil (2019: £0.1m). Total sales to companies related to the Directors was less than £0.1m (2018/19: less than £0.1m), of which less than £0.1m (2019: less than £0.1m) was outstanding as at 30 June 2020.

Abcam plc

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Members of the registrant’s board of directors and its officers have the benefit of the following indemnification provisions in the registrant’s Articles of Association:

(a)	every director, alternate director, secretary or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred in relation to the execution of his or her duties in relation to the registrant, or the exercise of his or her powers or otherwise in relation to or in connection with his or her duties, powers or office as a director of the registrant for any associated company, including any liability which may attach to him or her in respect of any negligence, default, breach of duty or breach of trust in relation to anything done or omitted to be done or alleged to have been done or omitted to be done by him or her as a director provided that such indemnity shall not apply in respect of any liability incurred by such director or officer; and

(b)	the Company may fund the expenses of every director, alternate director, secretary or other officer of the Company incurred or to be incurred in defending any criminal, civil proceedings or regulatory proceedings in connection with any alleged negligence, default, breach of duty or breach of trust by such director, secretary or other officer in relation to any member of the registrant, or in connection with any application under section 1157 or section 661(3) or (4) of the Companies Act 2006.

There shall be no entitlement to indemnification as referred to above for (i) any liability incurred to the registrant or any associated company, (ii) the payment of a fine imposed in any criminal proceeding, (iii) a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iv) the defense of any criminal proceeding if the member of the registrant’s board of directors is convicted, (v) the defense of any civil proceeding brought by the registrant or an associated company or any in which judgment is given against the director, and (vi) in connection with any application for relief under section 1157 or section 661(3) or (4) of the Companies Act 2006 in which the court refuses to grant relief to the director.

In addition, any director or alternate director who has received payment from the registrant under these indemnification provisions must repay the amount he received no later than: (i) in the event of the director or alternate director being convicted in the proceedings, the date when the conviction becomes final; (ii) in the event of judgment being given against him in proceedings, the date when the judgment becomes final; or (iii) in the event of the court refusing to grant him relief on the application, the date when the refusal of relief becomes final.

The underwriting agreement the registrant will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

In April 2020, we issued 10.0 million ordinary shares for an aggregate price of £110 million to Durable Capital Partners LP at an issue price of 1,100 pence per share.

II-1

In March 2020, we issued 49,416 ordinary shares as a portion of the consideration for the acquisition of Marker Gene Technologies, Inc.

Additionally, since January 1, 2017, we issued an aggregate of 3,026,553 equity awards under the LTIP and AbShare to employees, including certain directors and executive officers. As of June 30, 2020, 411,555 of such equity awards had been cancelled or forfeited back to us, 1,694 had been released to “good leavers” and 2,613,304 remained outstanding.

These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Articles of Association of the Registrant

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)

5.1*	Opinion of Latham & Watkins (London) LLP, counsel to the Registrant, as to the validity of the ordinary shares (including consent)

10.1*	Form of Indemnification Agreement

10.2†	Long-Term Incentive Plan

10.3†	AbShare

10.4†	Share Incentive Plan

10.5†	Annual Bonus Plan

10.6†	Company Share Option Plan 2009

10.7†	2005 and 2015 Share Option Scheme

10.8†	2015 Share Option Plan

21.1†	List of subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers LLP an independent registered public accounting firm

23.2*	Consent of Latham & Watkins (London) LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in signature page to Registration Statement)

*	To be filed by amendment.
†	Previously submitted

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, United Kingdom on                 , 2020.

ABCAM PLC

By:
Name:	Alan Hirzel
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Alan Hirzel and Michael Baldock and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 , 2020 in the capacities indicated:

Name	Title
Chief Executive Officer and Director
Alan Hirzel	(Principal Executive Officer)

Chief Financial Officer and Director
Michael Baldock	(Principal Financial Officer and Principal Accounting Officer)

Director
Peter Allen

Director
Mara Aspinall

Director
Giles Kerr

Director
Jonathan Milner

Director
Louise Patten

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Abcam plc has signed this registration statement on      , 2020.

By:
Name:
Title: